As filed with the Securities and Exchange Commission on August 2, 2002
Registration No. 333-89768

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
TO
FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

UWHARRIE CAPITAL CORP
(Name of small business issuer in its charter)

North Carolina	6712	56-1814206
(State or Jurisdiction of Organization)	(Primary Standard Industrial Code)	(IRS Employer Identification No.)

134 North First Street
Albemarle, North Carolina 28001
(704) 982-4415
(Address and telephone number of principal executive offices)

Roger L. Dick, Chief Executive Officer
134 North First Street
Albemarle, North Carolina 28001
(704) 982-4415
(Name, address and telephone number of agent for service)

Copies to:
Anthony Gaeta, Jr., Esq.
Erik Gerhard, Esq.
Gaeta & Associates, P.A.
808 Salem Woods Drive, Suite 201
Raleigh, NC 27615
(919) 845-2558

Approximate Date Of Commencement Of Proposed Sale To Public:     As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [    ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [    ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [    ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [    ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

1,275,000 SHARES	500,000 SHARES
(Maximum)	(Minimum)
COMMON STOCK
OFFERING PRICE $5.50 PER SHARE

Uwharrie Capital Corp is the parent company for the Bank of Stanly, Albemarle, North Carolina, a state-chartered commercial bank and Anson Bank & Trust Co., Wadesboro, North Carolina, a state- chartered savings bank. It also owns The Strategic Alliance Corporation, a registered broker-dealer, BOS Agency, Inc., a licensed insurance agency, Gateway Mortgage, Inc., and Strategic Investment Advisors, Inc., a registered investment advisor.

We are offering for sale a minimum of 500,000 and a maximum of 1,275,000 shares of our common stock in a best efforts offering. There is currently no public market for our common stock. In the past, our common stock has traded through privately negotiated transactions and we do not anticipate an active trading market will develop after the offering. We do repurchase our shares when capital ratios permit, thereby providing some liquidity for our common stock.

If we sell all of the 1,275,000 shares being offered, we intend to seek permission from the FDIC and the North Carolina Banking Commission to charter a new commercial bank to be named “Cabarrus Bank & Trust Company” and will use the proceeds to capitalize this proposed new bank. Cabarrus Bank & Trust Company will be headquartered in Concord, Cabarrus County, North Carolina.

This is a “best efforts” offering and funds collected during the offering will be placed in escrow at Alamance National Bank until the minimum of 500,000 shares is sold. If the offering is terminated before we have received subscriptions for at least 500,000 shares of our common stock, a prompt refund of the funds paid, with interest, will be returned to the subscribers.

Investing in our common stock involves risks. We urge you to carefully read the “Risk Factors” beginning on page 10 before making your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The securities offered by this prospectus are not savings accounts, deposits or obligations of any bank and are not insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Share	Total of Minimum	Total of Maximum
Public Offering Price	$5.50	$2,750,000	$7,012,500
Estimated Expenses of the Offering (1)	0.81	405,000	500,000
Net proceeds after expenses to Uwharrie Capital Corp	4.69	2,345,000	6,512,500

(1)	Expenses are for underwriting commissions, legal, accounting, printing and marketing.

            , 2002

Uwharrie Lakes Region

Winston-Salem
Greensboro
85
40
DAVIDSON
Lexington
RANDOLPH
ROWAN
Asheboro
Salisbury
CABARRUS
Concord
STANLY
MONTGOMERY
220
Troy
Albemarle
Uwharrie National Forest
Charlotte
85
UNION
Monroe
ANSON
RICHMOND
Wadesboro
Rockingham

OFFICE LOCATIONS

Uwharrie Capital Corp
134 North First Street
Albemarle, NC 28001-4415

Cabarrus Bank & Trust Company
(Proposed)
700 Church Street N.
Concord, NC 28025

Bank of Stanly
167 North Second Street
Albemarle, NC 28001-4803

Gateway Mortgage Inc.
167 North Second Street
Albemarle, NC 28001-4803

Anson Bank & Trust Co.
211 South Greene Street
Wadesboro, NC 28170-2645

The Strategic Alliance Corporation
132 North First Street
Albemarle, NC 28001

Strategic Investment Advisors, Inc.
132 North First Street
Albemarle, NC 28001

BOS Insurance Agency
132 North First Street
Albemarle, NC 28001

◆ Indicates Financial Services Locations

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed business information and the financial statements and related notes that appear elsewhere in this prospectus. Market and industry data used in this prospectus are based on independent industry publications, other publicly available information.

UWHARRIE CAPITAL CORP

Who We Are

Uwharrie Capital Corp is a bank holding company formed in 1993 to own all of the common stock of the Bank of Stanly, a North Carolina-chartered bank that opened for business as a community bank in Albemarle, Stanly County, North Carolina in 1983. In January 2000, we acquired Anson Bank & Trust Co., Wadesboro, Anson County, North Carolina, a North Carolina-chartered savings bank. Currently, we do not engage in any material business activities on our own. Our principal activity is ownership of the Bank of Stanly, Anson Bank & Trust Co., both of which engage in the commercial banking business, and Strategic Investment Advisors, Inc., a registered investment advisor. The Bank of Stanly has three subsidiaries, The Strategic Alliance Corporation, an NASD member broker-dealer headquartered in Albemarle, North Carolina, BOS Agency, Inc., a licensed insurance agency, and Gateway Mortgage, Inc., a mortgage brokerage company. At March 31, 2002, we had total assets of $240 million, total deposits of $170 million and stockholders’ equity of $21 million.

We have evolved and developed, since the Bank of Stanly was organized in 1983, into a wholesaler of support services to independent community banks in the “Uwharrie Lakes Region”. Through the sharing and thereby reduction in “back room” and processing expenses, our community banks can compete with large financial institutions. Our community banks operate independently in their communities and are controlled by independent boards consisting of local community leaders and business people. At the holding company level, each of our community banks has representation on our board to give us a balanced regional perspective. We intend to prudently expand into other counties in North Carolina known as the “Uwharrie Lakes Region”, a nine county area in the south central portion of North Carolina. This area includes Concord, Cabarrus County, and in furtherance of our strategy, assuming we sell all of the shares of common stock offered, we intend to seek federal and state regulatory approvals to charter “Cabarrus Bank & Trust Company”, a proposed community bank to be headquartered in Concord, North Carolina.

We have developed a corporate philosophy of the “double bottom line”: decision making with the shareholders’ and the community’s interests sharing equal importance. To make a long term impact in our market area requires that we remain independent, are competitive with larger institutions and allow the communities we serve to enjoy the benefits of a local financial institution and the strength its capital investment provides.

The Bank of Stanly and Anson Bank & Trust Co. are members of the Federal Home Loan Bank of Atlanta and their deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation. The address of our principal executive office is 134 North First Street, Albemarle, North Carolina 28001 and our telephone number is (704) 982-4415.

Our Business Activities

Our Banks

The Bank of Stanly is a North Carolina-chartered commercial bank incorporated in 1983 and commenced banking operations on January 26, 1984. Its main banking office is located at 167 North Second Street, Albemarle, North Carolina, and it operates four other banking offices located in Stanly County, North Carolina. It recently opened a branch office in Concord, Cabarrus County. We intend to transfer the assets and liabilities of this branch to the de novo commercial bank charter to be called “Cabarrus Bank & Trust Company” if we receive all federal and state regulatory approvals and sell all of the shares offered. The Bank of Stanly is the only commercial bank headquartered in Stanly County.

The Bank of Stanly’s operations are primarily retail oriented and directed to individuals and small to medium-sized businesses located in its market area, and its deposits and loans are derived primarily from customers in its geographical market. The Bank of Stanly provides traditional commercial and consumer banking services, including personal and commercial checking and savings accounts, money market accounts, certificates of deposit, individual retirement accounts, and related business and individual banking services. The Bank of Stanly’s lending activities include commercial loans and various consumer-type loans to individuals, including installment loans, mortgage loans, equity lines of credit, overdraft checking credit, and credit cards. The Bank of Stanly also offers Internet Banking, 24-Hour Telephone Banking, and issues Visa® Check Card, an electronic banking card, which functions as a point-of-sale card and allows its customers to access their deposit accounts at four branches of Stanly and at the automated teller machines of other banks linked to the STAR® or CIRRUS® networks. The Bank of Stanly does not provide the services of a trust department.

Anson Bank & Trust Co., acquired by us on January 19, 2000, was originally chartered in 1889 as Anson Building and Loan Association, a North Carolina-chartered mutual savings institution. Later changed to Anson Savings Bank, SSB, it was converted to a stock chartered institution in June 1998. As a subsidiary of Uwharrie Capital Corp, Anson Bank & Trust Co. provides the same level of financial services listed above with the exception of Internet banking, which it does not provide, to the Anson County market. Its main office and banking location is 211 South Greene Street, Wadesboro, North Carolina.

Our Non-bank Subsidiaries

The Bank of Stanly has three wholly-owned subsidiaries, BOS Agency, Inc., The Strategic Alliance Corporation, and Gateway Mortgage, Inc. BOS Agency, Inc. was formed in 1987 and engages in the sale of various insurance products, including annuities, life insurance, long-term care, disability insurance and Medicare supplements. The Strategic Alliance Corporation was formed in 1989 and is registered with the Securities and Exchange Commission and licensed by the National Association of Securities Dealers as a securities broker dealer. Securities offered by The Strategic Alliance Corporation include mutual funds, stocks and bonds. Gateway Mortgage, Inc. is a mortgage brokerage company, acquired by the Bank of Stanly in 2000. It is located in Albemarle, North Carolina and is licensed to offer a wide array of both conforming and non-conforming mortgage programs.

Uwharrie Capital Corp has one non-bank subsidiary, Strategic Investment Advisors, Inc., which is registered as an investment advisor with the State of North Carolina. It began operations in 1999 and provides portfolio management services to customers in the Uwharrie Lakes Region.

The Offering

Securities Offered for Sale	Shares of our common stock, par value $1.25 per share.

Number of Shares Being Offered	A minimum of 500,000 and a maximum of 1,275,000

Offering Price	$5.50 per share.

Number of Shares of Common Stock to be Outstanding after the Offering	A maximum of 7,073,173 shares (assuming all 1,275,000 shares are sold).

How to Subscribe
Complete the Subscription Offer attached to this prospectus and forward it, together with full payment for the shares subscribed, to: Cabarrus Bank & Trust Company (Proposed), Attention: Stock Information Center, Post Office Box 1970, Concord, NC 28026-1970

Escrow of Funds
All funds will be held in escrow with Alamance National Bank. If the offering is terminated before we receive subscriptions for at least 500,000 shares, subscribers will receive a prompt refund of their funds with interest.

Market for the Common Stock
The common stock is currently not listed on any public exchange and we have no plans to have it listed after the offering. The lack of an active public trading market is consistent with our corporate strategy to remain independent and be owned by local and regional residents, businesses and others having an economic interest in the communities served by us. We do introduce interested buyers and sellers but do not establish a price for the common stock which is left for private negotiation. Uwharrie Capital Corp does repurchase its shares when capital ratios permit, thereby providing some liquidity for its common stock.

Dividend Policy
We have in the past paid modest cash dividends on our common stock but do not currently have a regular cash dividend policy. We have paid stock dividends on an annual basis since 1993 and intend to continue to do so.

Use of Proceeds
If all of the 1,275,000 shares are sold, we will seek FDIC and North Carolina Banking Commission approval to charter “Cabarrus Bank & Trust Company” a de novo commercial bank to be headquartered at 700 Church Street N, Suite 30, Concord, North Carolina. However, if less than 1,275,000 shares are sold, we will use the net proceeds to support the loan and deposit growth at the Cabarrus County office of the Bank of Stanly until there is sufficient capital to charter “Cabarrus Bank & Trust Company” at a later date.

Best Efforts Offering
We are offering the common stock on a best efforts offering and have set a minimum of 500,000 shares to be subscribed for. Accordingly, we intend to accept any and all appropriate subscription offers with preference being given to residents, businesses and entities having a business presence in Cabarrus County, North Carolina.

Risk Factors	You should read the “Risk Factors” section beginning on page 10 before deciding to invest in the offering.

Summary Consolidated Financial and Other Data

The summary consolidated financial and other data presented below should be read in conjunction with, and is qualified in its entirety by, the audited financial statements and related notes of Uwharrie Capital Corp. The information for the three months ended March 31, 2002 and 2001 is derived in part from unaudited consolidated financial statements and includes, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for any other interim period or for the entire year ending December 31, 2002. The following table presents a summary of selected financial information which should be read in conjunction with Uwharrie Capital Corp’s financial information and notes thereto included elsewhere in the prospectus. The financial statements mentioned above can be found at the end of this prospectus and in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” contained elsewhere in this prospectus.

	At or for the Three Months Ended March 31,		At or for the Years Ended December 31,
	2002	2001	2001	2000
	(Dollars in thousands, except per share data)
Operating Data:
Total interest income	$3,697	$4,443	$17,002	$17,080
Total interest expense	1,418	2,302	8,012	8,953

Net interest income	2,279	2,141	8,990	8,127
Provision for loan losses	86	53	1,179	931

Net interest income after provision for loan losses	2,193	2,088	7,811	7,196
Total noninterest income	953	835	3,470	2,746
Total noninterest expense	2,411	2,228	8,905	8,521

Income before income taxes	735	695	2,376	1,421
Provision for income taxes	228	221	671	249

Net income	$507	$474	$1,705	$1,172

Per Share Data:
Net income:
Basic	$.09	$.08	$.30	$.21
Diluted	.09	.08	.30	.20
Weighted average shares outstanding:
Basic	5,650,080	5,702,508	5,683,121	5,659,776
Diluted	5,755,981	5,809,258	5,775,712	5,818,212
Cash dividends	$—	$—	$—	$—
Book value at end of period	3.55	3.32	3.50	3.24
Tangible book value at end of period	3.38	3.15	3.33	3.06
Shares outstanding at end of period	5,812,730	5,905,540	5,868,174	5,914,945

Balance Sheet Data:
Total assets	$240,489	$230,173	$238,768	$228,456
Loans receivable	188,836	180,578	185,610	177,436
Allowance for loan losses	2,187	1,823	2,181	1,795
Other interest-earning assets	33,195	33,969	34,193	36,861

	At or for the Three Months Ended March 31,		At or for the Years Ended December 31,
	2002	2001	2001	2000
	(Dollars in thousands, except per share data)
Deposits	169,638	163,167	173,515	154,184
Borrowings	48,776	45,931	43,610	53,571
Shareholders’ equity	20,606	19,632	20,556	19,182

Selected Performance Ratios:
Return on average assets(1)	.86%	.85%	.74%	.54%
Return on average equity(1)	9.93%	9.91%	8.53%	6.55%
Net interest margin(1)(2)	4.43%	4.24%	4.46%	4.26%
Net interest spread(1)(3)	4.03%	3.52%	3.96%	3.69%
Noninterest income as a percentage of total revenue	20.49%	15.83%	16.95%	13.85%
Noninterest income as a percentage of average assets(1)	1.62%	1.49%	1.50%	1.26%
Noninterest expense to average assets(1)	4.10%	3.98%	3.86%	3.89%
Efficiency ratio(4)	74.60%	74.87%	71.47%	78.37%
Dividend payout ratio	N/A	N/A	N/A	N/A

Asset Quality Ratios:
Nonperforming loans to period-end loans	.76%	1.12%	.59%	.10%
Allowance for loan losses to period-end loans	1.16%	1.01%	1.17%	1.01%
Allowance for loan losses to nonperforming loans	151.45%	90.07%	198.14%	1,061.32%
Nonperforming assets to total assets(5)	.64%	.92%	.50%	.11%
Net loan charge-offs (recoveries) to average loans outstanding	.04%	.01%	.45%	.15%

Capital Ratios:(6)
Total risk-based capital	12.54%	12.28%	12.60%	12.60%
Tier 1 risk-based capital	11.27%	11.14%	11.30%	11.40%
Leverage ratio	8.12%	7.96%	8.20%	7.80%
Equity to assets ratio at end of period	8.57%	8.53%	8.61%	8.40%
Average equity to average assets	8.68%	8.54%	8.66%	8.18%

Other Data:
Number of banking offices	6	6	6	6
Number of full time equivalent employees	100	96	97	99

(1)	Three month data presented on annualized basis.
(2)	Net interest margin is net interest income divided by average interest earning assets.
(3)	Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(4)	Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.
(5)	Nonperforming assets consists of nonaccrual loans, restructured loans, and real estate owned, where applicable.
(6)	Capital ratios are for Uwharrie Capital Corp.

Recent Developments

Net income for the six months ended June 30, 2002 was $1,003,000 compared to $978,000 during this period in 2001, an increase of 2.6%. This improvement can be attributed mainly to an increase in net interest income and improvement in fee income for brokerage and investment advisory activities.

Net interest income increased $260,000 or 5.9% when comparing the six-month periods, which is attributable mainly to an increased volume of interest earning assets. The net interest margin, on a tax equivalent basis, increased from 4.39% in the six months of 2001 compared to 4.50% in the current six-month period. The major factor contributing to the improvement in this ratio was the lower interest rate environment. The average rate paid on interest-bearing liabilities decreased from 4.75% in 2001 to 2.92% in 2002, due to lower rates over an extended period, contributing to the improvement in margin.

The provision for loan losses was $226,000 and $138,000 during the six-month periods of 2002 and 2001, respectively. The loan portfolio is analyzed on an ongoing basis in an effort to identify potential problems. Uwharrie Capital Corp has increased its allowance for loan losses to 1.25% as a percentage of its outstanding loans due to concerns about the overall level of reserves in the financial industry and the potential of credit problems in a weak economy. Net charge-offs for the six months ended June 30, 2002 totaled $113,000 reflecting a ratio to average loans of .06% compared to net charge-offs of $99,000 or .06% in the prior period.

Income from service charges and fees produced earnings of $1,397,000 compared to $1,151,000 during the first six months of 2002 and 2001, respectively, a significant increase of 21.4%. Other income for current period amounted to $555,000 comprised mainly of recognition of gains from the sales of securities and conforming mortgages compared to $529,000 during this period in 2001.

Noninterest expenses amounted to $4.9 million compared to $4.4 million in the prior year, an increase of $502,000 or 11.3%. Salaries and benefits, the largest component of noninterest expense, increased by $397,000. Personnel costs increased due to additional staff to support Uwharrie Capital Corp’s growth, accrual of management incentive, normal salary adjustments and associated benefit costs. All other expenses as a group increased by $105,000 when comparing results of the first six months of 2002 to the same period in 2001.

As of June 30, 2002 total assets were $238.0 million, compared to $238.8 million at December 31, 2001, a decrease of $796,000. This was due in part to the change in the loan portfolio. Uwharrie Capital Corp has experienced steady loan demand, producing $18.9 million in loans, net of repayments, during the first six months of 2002. Loans sold in the secondary market during this period totaled $20.7 million resulting in a net decrease of $1.5 million in the loan portfolio. Also affecting asset growth were transactions in the investment portfolio that resulted in a net decrease of $2.3 million.

During the six-month period ended June 30, 2002, deposits decreased by $2.2 million or 1.3%, a normal seasonal expectation during the first half of the year. Other borrowings increased by $726,000 due to the decrease in deposits.

At June 30, 2002, Uwharrie Capital Corp and its subsidiary banks exceeded all applicable regulatory capital requirements.

Uwharrie Capital Corp and Subsidiaries

Condensed Consolidated Financial Data

	Six Months Ended June 30,		Years Ended December 31,
Condensed Statements of Operations:	2002	2001	2001	2000
	(Dollars in thousands, except share data)
Interest Income	$7,419	$8,799	$17,002	$17,080
Interest Expense	2,761	4,401	8,012	8,953

Net Interest Income	4,658	4,398	8,990	8,127
Provision for loan losses	226	138	1,179	931

Net interest income after provision for loan losses	4,432	4,260	7,811	7,196
Noninterest Income	1,952	1,680	3,470	2,746
Noninterest Expense	4,932	4,430	8,905	8,521

Income before income taxes	1,452	1,510	2,376	1,421
Income taxes	449	532	671	249

Net Income	$1,003	$978	$1,705	$1,172

Per Share Data:
Net Income
Basic	$0.18	$0.17	$0.30	$0.21
Assuming dilution	$0.18	$0.17	$0.30	$0.20
Weighted Average Shares
Basic	5,608,147	5,693,713	5,683,121	5,659,776
Assuming dilution	5,710,121	5,792,548	5,775,712	5,818,212

	At June 30,	At December 31,
Condensed Balance Sheets:	2002	2001	2000
Assets
Cash and due from banks	$12,644	$10,695	$6,293
Investment securities available for sale	29,973	32,249	36,262
Loans	184,142	185,610	177,436
Less: Allowance for loan losses	2,293	2,180	1,795

Loans, net	181,849	183,430	175,641

Promises and equipment, net	5,641	4,955	4,166
Other assets	7,865	7,439	6,094

Total assets	$237,972	$238,768	$228,456

Liabilities
Non-interest bearing deposits	$27,027	$25,047	$19,160
Interest-bearing deposits	144,268	148,468	135,024

Total deposits	171,295	173,515	154,184
Borrowings	44,336	43,610	53,570
Other liabilities	1,526	1,087	1,520
Stockholders’ equity	20,815	20,556	19,182

Total liabilities and shareholders’ equity	$237,972	$238,768	$228,456

RISK FACTORS

An investment in our common stock involves a number of risks. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following factors in evaluating an investment in Uwharrie Capital Corp before you purchase any of our common stock offered by this prospectus.

Our business strategy of community commitment and social responsibility may adversely impact our profitability.

Our business strategy is community oriented and emphasizes the well-being of the people in our region along with financial gain in directing our corporate decisions. As a result, we attempt to attract investors from our primary service area and region that share our view of serving as a corporate citizen seeking financial growth and stability for our community, while at the same time maintaining the atmosphere and dignity that made our community an ideal place to live and raise a family. In furtherance thereof, our Articles of Incorporation and Bylaws contain provisions meant to encourage and maintain our commitment and social responsibility to our community. In sum, our practice of directing our corporate decisions in a manner that is socially responsible to our community could be adverse to an investor interested in a company that only seeks to maximize its profitability.

Our profitability and the value of your investment depend significantly on economic conditions in our market area.

Our success is dependent to a significant extent upon economic conditions in the Uwharrie Lakes Region. In addition, the banking industry in general is affected by economic conditions such as inflation, recession, unemployment and other factors beyond our control. Economic recession over a prolonged period or other economic dislocation in Stanly and Anson Counties and the Uwharrie Lakes Region could cause increases in non-performing assets and impair the values of real estate collateral, thereby causing operating losses, diminishing liquidity and eroding capital. Although management believes our loan policy and review process results in sound and consistent credit decisions on our loans, there can be no assurance that future adverse changes in the economy in our market area would not have a material adverse effect on our financial condition, results of operations or cash flows.

We may be unable to make technological improvements necessary to compete for customers or the costs thereof could adversely affect our profitability.

The banking industry is undergoing, and management believes will continue to undergo, technological changes with frequent introductions of new technology-driven products and services, such as Internet banking. In addition to improving customer services, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Uwharrie Capital Corp’s future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as enhance efficiencies in our operations. Management believes that keeping pace with technological advances is critical for us in light of our strategy to continue a sustained pace of growth. As a result, we intend to continue to upgrade our internal systems, both through the efficient use of technology (including software applications) and by strengthening our policies and procedures. At the same time, we anticipate expanding our array of technology-based products to our customers.

Our profitability and the value of your investment may suffer if we are unable to successfully manage interest rate risk.

We may not be able to effectively manage changes in interest rates that affect what we charge as interest on our earning assets and the expense we must pay on interest-bearing liabilities, which may significantly reduce our earnings. The Federal Reserve Board cut interest rates eleven times during 2001. These recent rate cuts have had a positive impact on our earnings. However, our earning may suffer if the Federal Reserve Board begins to increase interest rates. Fluctuations in interest rates are not predictable or controllable and, therefore, there can be no assurances of our ability to continue to maintain a consistent spread between the interest earned on our earning assets and the interest paid on our interest-bearing liabilities. When our capital ratios permit, we do repurchase shares but there is no assurance that we will be in a position to repurchase shares on any regular basis.

New or acquired banks, branch facilities and other facilities may not be profitable.

We may not be able to correctly identify profitable or growing markets for new banks or branches and the costs to start up new banks, branch facilities or to acquire existing banks or branches, and the additional costs to operate these facilities may increase our noninterest expense and decrease earnings in the short term. We expect to further expand our branch network by opening additional new branch facilities. If any banks or branches of other banks become available for sale, we may acquire those banks or branches. It may be difficult to adequately and profitably manage our growth through the establishment of these banks, branches or ATMs. In addition, we can provide no assurance that these banks or branch sites will successfully attract a sufficient level of deposits to offset the expenses of operating these banks or branch sites. Any new or acquired banks or branches will be subject to regulatory approval, and there can be no assurance that we will succeed in securing such approvals.

The common stock is not listed on any public exchange, and this may limit resales of the common stock.

Our common stock is not listed on a public exchange and, in accordance with our business strategy, we do not intend nor should you expect for an active trading market to develop after the offering or at any point in the future. There is no assurance that you will be able to resell your common stock for an aggregate amount per share that is equal to or more than the price in the offering should you need to liquidate your investment. Before purchasing, you should consider the lack of a trading market for the shares and be financially prepared and able to hold your shares for an indefinite period. We do repurchase our shares when capital ratios permit, thereby providing some liquidity for our common stock, but you should not expect us to repurchase your stock.

In order to be profitable, we must compete successfully with other financial institutions which have greater resources and capabilities than we do.

The banking business is extremely competitive. Most of our competitors are larger and have greater resources than we do and have been in existence a longer period of time. We will have to overcome historical bank-customer relationships to attract customers away from our competition. We compete with the following types of institutions:

• other commercial banks • savings banks • thrifts • credit unions • consumer finance companies	• securities brokerage firms • mortgage brokers • insurance companies • mutual funds • trust companies

Some of our competitors are not regulated as extensively as we are and, therefore, may have greater flexibility in competing for business. Some of these competitors are subject to similar regulation but have the advantages of larger established customer bases, higher lending limits, more branch networks, more automated teller machines, a greater advertising-marketing budget or other factors.

Our legal lending limit is determined by applicable law. The size of the loans which we offer to our customers may be less than the size of the loans that larger competitors are able to offer. This limit may affect to some degree our success in establishing relationships with the larger businesses in our market. We satisfy loan requests in excess of our lending limit through the sale of participations in such loans to other banks. However, we cannot assure you that we will be successful in attracting or maintaining customers seeking larger loans or that we will be able to engage in the sale of participations in such loans on terms we consider favorable.

Anti-takeover provisions in our articles of incorporation and bylaws could reduce the likelihood that you will receive a takeover premium.

Certain provisions of state and federal law and our articles of incorporation and bylaws will make it more difficult for anyone to acquire control of us without our Board of Directors’ approval. The provisions of law that may delay or block takeover attempts include the North Carolina Shareholder Protection Act, the North Carolina Control Share Acquisition Act, and the Bank Change in Control Act of 1978. There are also provisions in our articles of incorporation and the bylaws that may delay or block takeover attempts. These provisions include: (i) a bylaws provision requiring staggered terms for the Board of Directors, and (ii) a provision in the articles of incorporation that allows the Board of Directors to consider other factors and constituents, including the possible effect on the community, in addition to the shareholders, when considering proposals which could result in a change in control. In many cases, shareholders receive a premium for their shares in a change in control. These provisions could make it less likely that a change in control will occur or that you will receive a premium for your shares if a change in control does occur.

USE OF PROCEEDS

We estimate the net proceeds from the sale of the minimum of 500,000 shares and a maximum of 1,275,000 shares of common stock we are offering will be a minimum of approximately $2.3 million and a maximum of approximately $6.5 million, assuming an offering price of $5.50 per share and after deducting estimated sales commissions and offering expenses of a minimum of approximately $405,000 and a maximum of approximately $500,000.

If all of the 1,275,000 shares are sold, we will seek FDIC and North Carolina Banking Commission approval to charter Cabarrus Bank & Trust Company to be a North Carolina-chartered commercial bank in Concord, North Carolina. Additionally, we will seek the approval of the Federal Reserve Board to own this new community bank. If all approvals are obtained, we will purchase $7 million of the common stock of Cabarrus Bank & Trust Company and thereby become the 100% owner. The $7 million capital stock requirement has been established by the North Carolina Commissioner of Banks. Should less than the 1,275,000 shares being offered be sold, we intend to infuse the proceeds into Bank of Stanly to support its loan and deposit growth in its new Cabarrus County office until there is sufficient capital to charter “Cabarrus Bank & Trust Company” at a later date. (See “BUSINESS—Cabarrus Bank & Trust Company (Proposed)”)

MARKET FOR THE COMMON STOCK

The common stock is not currently listed on any public exchange and we do not plan to have it listed after the offering. Consistent with our philosophy to remain a locally owned financial services company dedicated to serving the communities in our market, we have not encouraged the development of a public market for our common stock. We are aware of privately negotiated transactions since we keep a list of shareholders interested in selling their common stock and a list of persons interested in purchasing our common stock. We introduce interested buyers and sellers but do not establish a price for the common stock which is left for private negotiation.

When our capital ratios permit, we do repurchase shares of our common stock from shareholders who are interested in selling their shares under the Uwharrie Capital Corp Stock Repurchase Program which was instituted by the Board of Directors thereby creating some liquidity. Pursuant to the guidelines of the Stock Repurchase Program, we do not actively solicit purchases and make purchases only when there are no other interested buyers. Further, any purchases we do make are subject to certain limitations such as single transaction and quarterly aggregate purchase amount limits, maximum purchase price restrictions, and appropriate management approvals. You cannot be assured that we will repurchase your common stock through the Stock Repurchase Plan.

OFFERING PRICE OF COMMON STOCK

As of March 31, 2002, we had 5,812,730 shares outstanding and 2,137 holders of record. To the best of our knowledge, the common stock traded at $5.50 per share for the past year.

DIVIDEND POLICY

In order to maintain the level of capital, our policy has been to issue stock dividends rather than cash dividends. This provides the option to our shareholders to retain the dividend shares and defer any tax liability. To the extent there is a market for resale of these shares, however, they may be in a position to resell the shares and obtain the cash proceeds. Future dividends will be determined by our board of directors in light of circumstances existing from time-to-time, including our growth, financial condition and results of operations, the continued existence of the restrictions described above and other factors that our board considers relevant.

As banking corporations organized under North Carolina law, Anson Bank & Trust Co. and the Bank of Stanly are restricted as to the maximum amount of dividends they may pay to Uwharrie Capital Corp. North Carolina law prohibits our banks from declaring or paying dividends unless the individual bank’s capital surplus is at least 50% of its paid-in capital. In addition, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of that bank. The North Carolina Commissioner of Banks and the FDIC are also authorized to prohibit the payment of dividends by our bank’s under certain circumstances. See “SUPERVISION AND REGULATION – Regulation of the Bank — Miscellaneous.” Such requirements and policies may limit Uwharrie Capital Corp’s ability to obtain dividends from our banks for our cash needs, including payment of dividends to our shareholders and the payment of operating expenses.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2002 on an actual basis and on a pro forma basis as adjusted to give effect to this offering, assuming an offering price of $5.50 per share. You should read this information together with our consolidated financial statements and related notes, which are included elsewhere in this prospectus.

	At March 31, 2002
		As Adjusted
	Historical	Minimum	Maximum
	(Amounts in thousands)
Shareholders’ Equity:
Preferred stock, 20,000,000 shares authorized, none outstanding	$—	$—	$—
Common stock, $1.25 par value, 10,000,000 shares authorized, 5,812,730 shares issued and outstanding at March 31, 2002, 6,312,730 and 7,087,730 shares assumed to be issued and outstanding as adjusted on a pro forma basis	7,266	7,891	8,860
Additional paid-in capital	7,250	8,970	12,169
Unearned ESOP compensation	(1,096)	(1,096)	(1,096)
Retained earnings	6,847	6,847	6,847
Accumulated other comprehensive income	339	339	339

Total stockholders’ equity	$20,606	$22,951	$27,119

Capital Ratios:(1)
Tier 1 leverage capital ratio	8.12%	9.02%	10.57%
Tier 1 risk-based capital ratio	11.27%	12.56%	14.80%
Total risk-based capital ratio	12.54%	13.82%	16.05%
Ratio of equity to total assets	8.57%	9.45%	10.98%

(1)	Net offering proceeds are assumed to be invested in assets having a 50% risk weighting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following presents management’s discussion and analysis of our financial condition and results of operations and should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a result of various factors, including those discussed in “Risk Factors” beginning on page 8 and “Special Note Regarding Forward-Looking Statements” on page 62 in this prospectus. All per share data has been adjusted to give retroactive effect to a 3% stock dividend in 2001. The following discussion is intended to assist in understanding the financial condition and results of operations of Uwharrie Capital Corp.

Overview

Uwharrie Capital Corp experienced strong growth in each of the three years 1998 through 2000, with total assets increasing by 15% in both 1998 and 1999, and by nearly 19% in 2000. The growth in 2000 reflects the acquisition of Anson BanCorp, Inc., completed in January 2000, which provided new assets of $25.6 million. Costs incurred to maintain this consistent growth trend put downward pressure on our earnings. In response to the growth, earnings and capital trends in recent years, management targeted 2001 and the first quarter of 2002 as a time to moderate growth while focusing on improved earnings and increased capitalization. During 2001 our total assets grew by a modest 4.5%, from $228.5 million at the beginning of the year to $238.8 million at year-end. During the first quarter of 2002, we grew an additional 1.7% to $240.5 million. Our net income grew by $533,000 or 45.5% in 2001 to $1.7 million, up from $1.2 million in 2000. Net income per common share was $.30 basic and diluted for 2002 compared to $.21 basic and $.20 diluted in 2001. This trend of increasing net income continued in the first quarter of 2002, with net income of $507,000 or $.09 per share basic and diluted, a 7.0% increase from the first quarter of 2001 when our net income was $474,000 or $.08 per share basic and diluted.

Uwharrie Capital Corp has managed to achieve good performance while developing its strategy to remain a strong, viable independent financial institution. As early as 1993, Uwharrie Capital Corp began a program to develop and expand its technology capabilities, which remains a focus today. This development has provided the capacity to grow the organization, develop new products and leverage the high cost of delivering competitive services. Management believes this strategy will enable Uwharrie Capital Corp to remain competitive with larger institutions and allow its service area to enjoy the benefits of a local financial institution and the strength its capital investment provides to the community.

Comparison of Financial Condition at March 31, 2002 and December 31, 2001

As of March 31, 2002 our total assets were $240.5 million, compared to $238.8 million at December 31, 2001, an increase of $1.7 million or .7%. We have experienced steady growth in loans, producing $11.8 million in loans net of repayments during the first quarter of 2002. Of this loan growth $8.6 million was sold in the mortgage cash market. Our net growth in loans as reflected on the balance sheet was $3.2 million or 1.7%.

During the three-month period ended March 31, 2002, our deposits decreased $3.9 million or 2.2%, mainly from a decline in $100,000 and higher time certificates of deposits that matured and did not renew. Other borrowings necessary to fund asset growth increased by $5.2 million due to the decline in deposits and growth in loans.

Our total shareholders’ equity was $20.6 million at March 31, 2002 compared to $20.6 million at December 31, 2001, affected by retention of net income of $507,000, decrease of $152,000 in accumulated other comprehensive income and the repurchase of 55,381 shares of common shares at a purchase price of $ 305,000.

At March 31, 2002, Uwharrie Capital Corp. and its subsidiary banks exceeded all applicable regulatory capital requirements.

Comparison of Financial Condition at December 31, 2001 and 2000

Uwharrie Capital Corp’s $10.3 million growth in 2001 was reflected principally in total loans receivable, which increased by $8.2 million to $185.6 million at December 31, 2001 from $177.4 million at December 31, 2000. This loan growth is exclusive of $40.4 million of conforming mortgage loans originated and sold either through securitization or sales for cash in the secondary market.

Investment securities totaled $32.2 million at December 31, 2001 compared to $36.3 million at December 31, 2000, a decrease of $4.1 million. Other liquid assets, consisting of cash and due from banks and interest-earning deposit in other banks, increased by $4.4 million, as we maintained a relatively consistent level of overall liquidity.

During 2001, customer deposits increased by $19.3 million, from $154.2 million at the beginning of the year to $173.5 million at year-end. This represents the highest level of internally generated deposit growth since 1998. Of this growth, only $1.8 million was in time deposits, with the $17.5 million balance of the growth being allocated $2.1 million to savings deposits, $9.5 million to interest checking and money market accounts, and $5.9 million to noninterest-bearing demand accounts. Funds generated in 2001 by growth in customer deposit accounts supported the growth in loans and total assets described above, while funding a $10.0 million or 19% reduction in higher costing borrowings, from $53.6 million at December 31, 2000 to $43.6 million at December 31, 2001.

Net Interest Income

Like most financial institutions, the primary component of our earnings is net interest income. Net interest income is the difference between interest income, principally from loan and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, spread and margin. For this purpose, volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities, spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities, as well as levels of noninterest-bearing liabilities. During the first quarter of 2002 and the fiscal years ended December 31, 2001 and 2000, our average interest-earning assets were $220.0 million, $213.7 million, and $204.5 million, respectively. During these same periods, our net interest margins were 4.03%, 3.96%, and 3.69%, respectively.

Average Balances and Average Rates Earned and Paid.    The following table sets forth, for the periods indicated, information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and ratio of average interest-earning assets to average interest-bearing liabilities.

	For the Three Months Ended March 31,						For the Years Ended December 31,
	2002			2001			2001			2000
	Average Balance	Interest earned/ paid	Average yield/cost (1)	Average Balance	Interest earned/ paid	Average yield/cost (1)	Average Balance	Interest earned/ paid	Average yield/cost	Average Balance	Interest earned/paid	Average yield/cost
	(Dollars in thousands)
Interest-earning assets:
Loans, taxable(3)	$179,799	$3,153	7.11%	$177,436	$3,826	8.74%	$172,326	$14,635	8.49%	$160,082	$14,247	8.90%
Loans, nontaxable(2)	5,588	77	8.60%	5,054	72	8.89%	5,205	283	8.36%	5,194	291	8.62%
Taxable securities	20,217	301	6.04%	20,907	362	7.02%	20,553	1,264	6.15%	24,064	1,669	6.94%
Nontaxable securities(2)	11,823	156	8.23%	12,302	163	8.27%	11,901	706	9.13%	14,015	791	8.68%
Other	2,547	10	1.59%	1,416	20	5.73%	3,750	114	3.04%	1,173	82	6.99%

Total interest-earning assets	219,974	3,697	7.05%	217,115	4,443	8.54%	213,735	17,002	8.21%	204,528	17,080	8.64%

Other assets	18,474			10,117			17,191			14,252

Total assets	$238,448			$227,232			$230,926			$218,780

Interest-bearing liabilities:
Deposits:
Savings	$43,474	178	1.66%	$39,040	397	4.12%	$40,892	1,260	3.08%	$39,823	1,734	4.35%
Interest checking and MMDA	40,836	128	1.27%	31,014	187	2.45%	34,883	559	1.60%	32,147	831	2.59%
Time deposits	64,266	628	3.96%	68,212	1,003	5.96%	68,212	3,789	5.55%	61,612	3,386	5.50%
Short term borrowed funds	8,693	35	1.63%	18,663	276	6.00%	13,729	573	4.17%	25,168	1,605	6.38%
Long-term debt	33,409	449	5.45%	29,153	439	6.11%	30,914	1,831	5.92%	22,145	1,397	6.31%

Total interest-bearing liabilities	190,678	1,418	3.02%	186,082	2,302	5.02%	188,630	8,012	4.25%	180,895	8,953	4.95%

Non-interest bearing deposits	24,671			19,476			21,156			18,432
Other liabilities	2,394			2,267			1,152			1,547
Stockholders’ equity	20,705			19,407			19,988			17,906

Total liabilities and stockholders’ equity	$238,448			$227,232			$230,926			$218,780

Net interest income and interest rate spread		$2,279	4.03%		$2,141	3.52%		$8,990	3.96%		$8,127	3.69%

Net yield on average interest-earning assets			4.43%			4.24%			4.46%			4.26%

Ratio of average interest-earning assets to average interest-bearing liabilities	115.36%			116.68%			113.31%			113.06%

(1)	Three-month data are presented on an annualized basis.
(2)	Yields related to securities and loans exempt from federal and/or state income taxes are stated on a fully tax-equivalent basis.
(3)	Non accrual loans are included in determining average loans outstanding.

Rate/Volume Analysis

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period’s rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period’s volume), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate.

	Quarter Ended			Year Ended
	March 31, 2002 vs. 2001			December 31, 2001 vs. 2000
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)
Interest income:
Loans, taxable	$46	$(719)	$(673)	$1,065	$(677)	$388
Loans, nontaxable	7	(2)	5	1	(9)	(8)
Taxable securities	(11)	(50)	(61)	(230)	(175)	(405)
Nontaxable securities	(6)	(1)	(7)	(122)	37	(85)
Other	10	(20)	(10)	129	(97)	32

Total interest income	46	(792)	(746)	843	(921)	(78)

Interest expense:
Deposits:
Savings	32	(251)	(219)	40	(514)	(474)
Interest checking and MMDA	45	(104)	(59)	57	(329)	(272)
Time deposits	(48)	(327)	(375)	365	38	403
Short-term borrowed funds	(94)	(147)	(241)	(603)	(429)	(1,032)
Long-term debt	61	(51)	10	536	(102)	434

Total interest expense	(4)	(880)	(884)	395	(1,336)	(941)

Net interest income increase (decrease)	$50	$88	$138	$448	$415	$863

Results of Operations for the Three Months Ended March 31, 2002 and 2001

Overview

Uwharrie Capital Corp reported a solid increase in net income for the first quarter of 2002. Our consolidated net income totaled $507,000 for the three months ended March 31, 2002 compared to $474,000 in the same period of 2001, an increase of 7.0%.

Our primary source of income, net interest margin, which is the difference between interest income on earning assets and interest expense on deposits and borrowings, produced income of $2.3 million in the first quarter of 2002 compared to $2.1 million in the first quarter of 2001.

This represents an increase of $138,000 or 6.4%, generated mainly by growth in loans and a decline in the cost of funds.

We also continued in 2001 to achieve growth in earnings from sources other than the traditional net interest margin. As interest margin continues to come under pressure from competitors, the diversification of earnings base is of strategic importance to long-term success. Our total noninterest income was $953,000 in 2001 compared to $835,000 in the prior year, an increase of $118,000 or 14.1%.

Noninterest expenses totaled $2.4 million in first quarter of 2002 compared to $2.2 million in the first quarter of 2001, increasing $183,000 or 8.2%, attributable to progress toward our long-term strategy and consistent with our growth.

Net Interest Income

Net interest income increased $138,000 or 6.4% when comparing the three-month periods presented, primarily attributable to an increased volume of interest earning assets. Our net interest margin, on a tax equivalent basis, increased from 4.24% in the first three months of 2001 to 4.43% in the current three-month period. The improvement in margin reflects our maintenance of a stable rate spread despite the effects of a dramatically lower interest rate environment in the current quarter.

The average rate paid on our interest-bearing liabilities decreased from 5.02% in the first quarter of 2001 to 3.02% in the first quarter of 2002. Interest-bearing deposits, as a percent of total interest-bearing liabilities, was 77.9% at March 31, 2002 compared to 74.3% at March 31, 2001, with a corresponding decrease in other funding sources. This had a positive impact on our net interest margin, when comparing the three-month periods, as other funding sources generally carry a higher cost than blended deposit sources.

Noninterest Income and Expense

Service charges and other fees produced income of $726,000 compared to $570,000 during the first three months of 2002 and 2001, respectively, an increase of 27.4%. Other noninterest income for the current quarter amounted to $70,000 compared to $27,000 in the prior year first quarter. Gains on the sale of mortgage loans contributed $157,000 to income in the first quarter of 2002. This compares to $27,000 recognized from the sale of mortgage loans and $211,000 from the sale of mortgage-related investment securities during the first quarter of 2001.

For the first quarter of 2002, noninterest expenses increased by $183,000 or 8.2% to $2.4 million. Salaries and benefits, the largest component of noninterest expense, increased by $127,000 to $1.4 million. Personnel costs increased due to additional staff to support growth, accrual of management incentive, normal salary adjustments and associated benefit costs. All other noninterest expenses combined increased by $56,000 when comparing results of the first three months of 2002 to the same period in 2001.

Provision for Loan Losses

The provision for loan losses was $86,000 and $53,000 during the first quarters of 2002 and 2001, respectively. We analyze our loan portfolio on an ongoing basis in an effort to identify and provide for potential problems. An allowance for loan losses, which is utilized to absorb actual losses in the loan portfolio, is maintained at a level sufficient to provide for non-collectible loans. Management believes the allowance for loan losses is sufficient to absorb known risks in the portfolio; however, no assurance can be given that economic conditions will not adversely affect borrowers and result in increased losses.

Net charge-offs for the three months ended March 31, 2002 totaled $80,000, reflecting a ratio to average loans of .04% compared to net charge-offs of $27,000 or .01% in the prior period. Our allowance for loan losses at March 31, 2002 was equal to 1.16% of total loans outstanding.

Income Tax Expense

Income taxes computed at the statutory federal and state income tax rates are reduced primarily by the eligible amount of interest earned on state and municipal securities and tax advantaged loans. Income tax expense calculated to date in 2002 totaled $228,000, an effective tax rate of 31.0% of pretax income, compared to $221,000 in the first quarter of 2001, an effective rate of 31.8%.

Results of Operations for the Years Ended December 31, 2001 and 2000

Overview

Our net income for 2001 was $1.7 million, an increase of 45% from $1.2 million of net income earned in 2000. Worthy of note is that in achieving this increased net income in 2001, the provision for loan losses for 2001 of $1.2 million was $248,000 higher than the $931,000 provision in 2000, increasing the allowance for loan losses from 1.01% of total loans at the beginning of the year to 1.17% of total loans at year-end. Our return on average assets in 2001 increased twenty basis points to .74% in 2001 as compared to .54% in 2000. On a per share basis, net income for 2001 was $.30 basic and diluted, as compared with $.21 basic and $.20 diluted for 2000. The net income generated in 2001 enabled us to increase our capital level, both in total and as a percentage of assets, and to repurchase 96,014 shares of common stock at a total cost of $516,000.

Net Interest Income

Uwharrie Capital Corp’s major source of revenue is net interest income, which is the excess of interest income earned on loans and investments over interest expense paid on deposits and borrowings. Net interest income increased by $863,000, or 10.6%, to $9.0 million for 2001 from $8.1 million for 2000. This improvement was primarily from a reduction in interest costs, which declined, in total, by $941,000 in 2001 as compared to 2000. There was a dramatic declining trend in interest rates during 2001, as the Federal Reserve enacted eleven interest rate cuts. As indicated in the accompanying Financial Table on page 22, our short-term Interest Rate Gap is well matched, so that movements in interest rates can be expected to impact interest yields and costs similarly. The average yield on total interest-earning assets during 2001 was 8.21%, a decrease of 43 basis points from the 8.64% yield earned in 2000. Our average cost of total interest-bearing liabilities decreased more significantly, to 4.25% in 2001 as compared to 4.95% in 2000, a 70 basis point reduction. Because of this larger decrease in the cost of funds, our interest rate spread increased by 27 basis points, from 3.69% in 2000 to 3.96% in 2001. Our net interest margin, which is defined as net interest income divided by total interest-earning assets, increased by 20 basis points, from 4.26% in 2000 to 4.46% in 2001.

Taxable securities produced income of $1.3 million in 2001 at a yield of 6.15%, as compared to income of $1.7 million in 2000 at a yield of 6.94%. Of the total decrease of $405,000 in interest income from taxable securities, $175,000 resulted from the reduced percentage yield, while $230,000 resulted from a $3.5 million reduction in the average balance of taxable securities held in 2001 as compared to 2000.

Non-taxable securities produced income of $706,000 and reflected a yield of 9.13% on a tax equivalent basis during 2001 compared to $791,000 with a tax equivalent yield of 8.68% in 2000. The reduction in interest income earned on non-taxable securities resulted from a $2.1 million reduction in the average balance of non-taxable securities held in 2001 as compared to 2000.

Total interest-earning assets averaged $213.7 million in 2001, an increase of $9.2 million from the 2000 average of $204.5 million. This increased earning capacity, combined with reductions of $3.5 million and $2.1 million, respectively, in taxable and non-taxable securities, was deployed as loans and short-term investments, the averages of which increased by $12.2 million and $2.6 million, respectively, in 2001 as compared to 2000.

Total interest expense for 2001 was $8.0 million, a decrease of $941,000 from the $9.0 million total for 2000. Total interest-bearing liabilities averaged $188.6 million in 2001, an increase of $7.7 million from the $180.9 million average in 2000. Interest-bearing customer deposit accounts, which generally in the aggregate bear interest at lower rates than the rates paid on borrowings, increased by $10.4 million, from $133.6 million in 2000 to $144.0 million in 2001. This enabled us to reduce somewhat our reliance on borrowings, which averaged $44.6 million in 2001 as compared to $47.3 million in 2000. As a result of the declining interest rate environment throughout the year, average interest costs incurred on total deposits, short-term borrowings and long-term debt all decreased in 2001 compared to 2000. The total cost paid on deposits decreased by 56 basis points, while the costs paid on short-term borrowings and long-term debt decreased by 221 basis points and 39 basis points, respectively.

Provision and Allowance for Loan Losses

Activity in the allowance for loan losses for 2001 and 2000 is summarized in the Financial Table on page 40. Our ratio of net charge-offs to average loans outstanding was .45% in 2001 and .15% in 2000. The allowance for loan losses equaled 1.17% of total loans and 198% of nonperforming loans at December 31, 2001.

The provision for loan losses for 2001 was $1.2 million, an increase of $248,000 over the 2000 provision of $931,000. The principal factor contributing to the higher provision in 2001 was an increased level of net loan charge-offs. Net charge-offs for 2001 were $793,000 as compared with net charge-offs of $243,000 in 2000.

Noninterest Income

Uwharrie Capital Corp generates most of its revenue from net interest income; however, noninterest income is an important revenue stream and is receiving growing focus in the financial industry. Total noninterest income, exclusive of securities gains, increased by $414,000 in 2001 compared to 2000, an increase of 15.8%.

The principal component of noninterest income, service charges on deposit accounts, amounted to $1.4 million in 2001 compared to $1.2 million in 2000, which represents an increase of $245,000 or 20.6%. Other significant contributors to noninterest income are our brokerage, investment advisory and insurance subsidiaries, which contributed commission and fee income of $470,000 in 2001 and $630,000 in 2000. Other commissions and fees from the banking services in these two years were $368,000 and $412,000, respectively.

Income from the sale of conforming mortgages totaled $432,000 in 2001, compared to $218,000 in 2000, reflecting an increased level of originations of fixed rate mortgage loans in response to the declining interest rate trend during 2001. Gains on the sale of securities contributed $439,000 in noninterest income during 2001, attributable primarily to the sale of securities arising from securitization of single-family mortgage loans, compared to $129,000 in 2000. All other income in the noninterest income category amounted to $324,000 in 2001 and $166,000 in 2000.

Noninterest Expense

For the year ended December 31, 2001, as compared to 2000, noninterest expenses totaled $8.9 million and $8.5 million, respectively, an increase of $385,000, or 4.5%, attributable principally to additional normal cost increases relating to inflation and the moderate level of growth during 2001. As a percentage of average total assets, total noninterest expenses decreased slightly, from 3.89% in 2000 to 3.86% in 2001.

Personnel costs continue to be the largest component of noninterest expense, and accounted for most of the overall increase in this category, increasing by $366,000, or 8.0%, due to merit salary increases, additional staff, and associated benefits cost.

Occupancy expense increased by $45,000 or 12.4% in 2001 compared to 2000. Data processing costs increased 14.1%, reflecting expenses of $695,000 and $609,000, respectively, in 2001 and 2000. Equipment expense includes the cost of depreciation and maintenance associated with furniture, network computers, PC workstations, and other banking equipment, and the amortization of technology related and other software. These expenses, which totaled $620,000 in 2001 and $600,000 in 2000, reflect an increase of $20,000 or 3.3%.

Remaining combined categories of noninterest expense, including professional fees, marketing, electronic banking delivery, director fees, insurance, supplies, postage, telephone and other expenses decreased by $133,000 to $2.2 million in 2001 as compared to $2.4 million in 2000. The most significant of these expenses are professional fees, marketing and stationery and supplies. Professional fees for accounting, legal, consulting and other services decreased by $17,000 in 2001 as compared to 2000. Marketing, including the cost of advertising, sales promotion, public relations, donations and business development, totaled $344,000 in 2001 compared to $390,000 in 2000. Total expenditures for stationery and supplies were $231,000 and $224,000, respectively.

Income Tax Expense

Income taxes computed at the statutory federal and state income tax rates are reduced primarily by the eligible amount of interest earned on state and municipal securities and tax-advantaged loans. Income tax expense for 2001 totaled $671,000, an effective tax rate of 28.2%, compared to $249,000 for 2000, an effective tax rate of 17.5%. This increase for 2001 results principally from a decrease in the amount of income from tax-exempt investments in combination with a decrease in the percentage that tax-exempt income bears to total income before income taxes. In 2000, interest earned on tax exempt securities totaled $791,000 and represented 56% of income before income taxes, while such income decreased to $706,000 in 2001, representing 30% of income before income taxes.

Capital Resources

Uwharrie Capital Corp continues to maintain good capital ratios that support its asset growth. The capital position is maintained through the retention of earnings and controlled growth. Regulatory agencies divide capital into Tier I (consisting of shareholders’ equity less ineligible intangible assets) and Tier II (consisting of the allowable portion of the reserve for loan losses and certain long-term debt) and measure capital adequacy by applying both capital levels to a banking company’s risk-adjusted assets and off-balance sheet items. Regulatory requirements presently specify that Tier I capital should exclude the market appreciation of securities available-for-sale arising from valuation adjustments under FASB 115. In addition to these capital ratios, regulatory agencies have established a Tier I leverage ratio that measures Tier I capital to average assets less ineligible intangible assets.

Regulatory guidelines require a minimum of total capital to risk-adjusted assets ratio of 8% with one-half consisting of tangible common shareholders’ equity and a minimum Tier I leverage ratio of 4%. Banks which meet or exceed a Tier I ratio of 6%, a total capital ratio of 10% and a Tier I leverage ratio of 5% are considered well capitalized by regulatory standards.

Uwharrie Capital Corp expects to continue to exceed these minimums without altering current operations or strategy. Note 12 to the Consolidated Financial Statements located elsewhere in this prospectus presents additional information regarding Uwharrie Capital Corp’s and our banks’ capital ratios.

Impact of Inflation and Changing Prices

We have an asset and liability structure that is distinctly different from that of a company with substantial investments in plant and inventory because the major portion of our assets are monetary in nature. As a result, our performance may be significantly influenced by changes in interest rates. Although the banking industry is more affected by changes in interest rates than by inflation in the prices of goods and services, inflation is a factor which may influence interest rates. However, the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. Inflation does affect our operating expenses in that personnel expenses and the cost of supplies and outside services tend to increase more during periods of high inflation.

Liquidity

Liquidity, the ability to raise cash when needed without adversely impacting profits, is managed primarily by the selection of asset mix and the maturity mix of liabilities. Maturities and the marketability of securities and other funding sources provide a source of liquidity to meet deposit fluctuations. Maturities in the securities portfolio are supported by cash flows from mortgage-backed securities that have longer-term contractual maturities.

Other funding sources at March 31, 2002 included $17.0 million in federal funds lines of credit from correspondent banks and approximately $72.0 million of credit availability from the Federal Home Loan Bank.

Uwharrie Capital Corp can also borrow from the Federal Reserve Bank discount window. Growth in deposits is typically the primary source of funding for loans, supported by long-term credit available from the Federal Home Loan Bank.

At March 31, 2002, borrowings from federal funds lines, securities sold under repurchase agreements and other short-term sources totaled $15.9 million. At that date long-term debt totaled $32.9 million, including $29.3 million of Federal Home Loan Bank advances.

Asset/Liability Management and Interest Rate Sensitivity

Our results of operations depend substantially on its net interest income. Like most financial institutions, our interest income and cost of funds are affected by general economic conditions and by competition in the market place.

The purpose of asset/liability management is to provide stable net interest income growth by protecting our banks’ earnings from undue interest rate risk, which arises from volatile interest rates and changes in the balance sheet mix, and by managing the risk/return relationships between liquidity, interest rate risk, market risk, and capital adequacy. We maintain, and have complied with, a board approved asset/liability management policy that provides guidelines for controlling exposure to interest rate risk by utilizing the following ratios and trend analysis: liquidity, equity, volatile liability dependence, portfolio maturities, maturing assets and maturing liabilities. Our policy is to control the exposure of its earnings to changing interest rates by generally endeavoring to maintain a position within a narrow range around an “earnings neutral position,” which is defined as the mix of assets and liabilities that generate a net interest margin that is least affected by interest rate changes.

Because suitable lending opportunities are not sufficient to utilize all available funds, we have generally invested funds in debt securities, primarily U.S. Treasury securities, securities issued by governmental agencies, securities of states and political subdivisions, mortgage-backed securities and corporate obligations. Our securities portfolio contributes to income and plays an important part in our overall interest rate risk management. However, management of the securities portfolio alone cannot balance overall interest rate risk. The securities portfolio must be used in combination with other asset/liability techniques to actively manage the balance sheet. The primary objectives in the overall management of the securities portfolio are safety, liquidity, yield, asset/liability management (interest rate risk), and investing in securities that can be pledged for public deposits.

In reviewing our needs with regard to proper management of our asset/liability program, management estimates our future needs, taking into consideration historical periods of high loan demand and low deposit balances, estimated loan and deposit increases (due to increased demand through marketing), and forecasted interest rate changes.

We use a number of measures to monitor and manage interest rate risk, including income simulations and interest sensitivity (gap) analyses. An income simulation model is the primary tool we use to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Key assumptions in the model include prepayment speeds on mortgage-related assets, cash flows and maturities of other investment securities, loan and deposit volumes and pricing. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

Based on the results of the income simulation model as of December 31, 2001, we would expect a decrease in net interest income of $230,000 if interest rates increase from current rates by 100 basis points.

The analysis of an institution’s interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a given period of time) is another standard tool for the measurement of the exposure to interest rate risk. We believe that because interest rate gap analysis does not address all factors that can affect earnings performance, it should be used in conjunction with other methods of evaluating interest rate risk.

The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2001 that are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Money market deposit accounts and interest checking or other transaction accounts are assumed to be subject to withdrawal throughout the periods presented. In making the gap computations, none of the assumptions sometimes made regarding prepayment rates have been used for any interest-earning assets. In addition, the table does not reflect scheduled principal payments which will be received throughout the lives of the loans. The interest rate sensitivity of our assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

	Terms to Repricing at December 31, 2001
	1-90 Day Position	3-6 Month Position	6-12 Month Position	1-5 Years Position	> 5 Years Position	Total Position
	(Dollars in thousands)
INTEREST-EARNING ASSETS:
Due from banks	$1,944	$—	$—	$—	$—	$1,944
Investment securities available for sale	25	25	306	5,304	24,141	29,801
FHLB and other stock	—	—	—	—	2,448	2,448
Variable rate loans	99,144	1,097	—	—	—	100,241
Fixed rate loans	1,316	1,632	4,899	36,008	41,514	85,369

Total interest-earning assets	$102,429	$2,754	$5,205	$41,312	$68,103	$219,803

INTEREST-BEARING LIABILITIES:
Deposits	$78,973	$16,120	$16,845	$18,072	$18,458	$148,468
Short-term borrowed funds	10,177	—	—	—	—	10,177
Long-term debt	7,149	24	4,448	8,850	12,961	33,432

Total interest-bearing liabilities	$96,299	$16,144	$21,293	$26,922	$31,419	$192,077

INTEREST SENSITIVITY GAP PER PERIOD	$6,130	$(13,390)	$(16,088)	$14,390	$36,684	$27,726
CUMULATIVE INTEREST SENSITIVITY GAP	$6,130	$(7,260)	$(23,348)	$(8,958)	$27,726	$27,726
CUMULATIVE GAP AS A PERCENTAGE OF TOTAL INTEREST-EARNING ASSETS	2.79%	(3.30)%	(10.62)%	(4.08)%	12.61%	12.61%
CUMULATIVE INTEREST-EARNING ASSETS AS A PERCENTAGE OF CUMULATIVE INTEREST-BEARING LIABILITIES	106.37%	93.54%	82.54%	94.42%	114.43%	114.43%

The table illustrates that if assets and liabilities reprice in the time intervals indicated in the table, we are liability sensitive within one year and asset sensitive thereafter. Thus the table indicates that in an environment of increasing interest rates, our net interest income would be adversely affected and in a declining interest rate environment, our net interest income would be favorably affected. As stated above, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market interest rates. For instance, while money market accounts and savings accounts are immediately sensitive to movements in rates, management expects that in a changing rate environment the amount of the adjustment in interest rates for such accounts would be less than the adjustment in categories of assets which are considered to be immediately sensitive. Additionally, certain assets have features which restrict changes in the interest rates of such assets both on a short-term basis and over the lives of such assets. Further, in the event of a change in market interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an increase in market interest rates. Due to these shortcomings, we place primary emphasis on our income simulation model when managing exposure to changes in interest rates.

Recent Accounting Pronouncements

On January 1, 2001, Uwharrie Capital Corp adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. We have no derivative financial instruments and do not engage in any hedging activities; accordingly, the adoption of this statement did not affect our financial statements.

In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 140 is a replacement of SFAS No. 125, although SFAS No. 140 carried forward most of the provisions of SFAS No. 125 without change. SFAS No. 140 is effective for transfers occurring after March 31, 2001 and for disclosures relating to securitizations, retained interests, and collateral received and pledged in reverse repurchase agreements for fiscal years ending after December 15, 2000. The new statement eliminates the prior requirement to record collateral received under certain securities financing transactions and requires reclassification in the balance sheet of assets pledged under certain conditions. The adoption of SFAS No. 140 on January 1, 2001 did not have a significant impact on our financial statements.

In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 became effective for Uwharrie Capital Corp beginning on January 1, 2002 and requires that all goodwill and intangible assets with indefinite useful lives (including such assets acquired prior to January 1, 2002) no longer be amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Effective with the adoption of SFAS No. 142 on January 1, 2002, we have ceased to amortize goodwill acquired in connection with its merger of Anson Bank & Trust Co. in 2000.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that obligations associated with the retirement of tangible long-lived assets be recorded as a liability when those obligations are incurred, with the amount of liability initially measured at fair value. SFAS No. 143 will be effective for financial statements for fiscal years beginning after June 15, 2002, though early adoption is encouraged. The application of this statement is not expected to have a material impact on our financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This standard provides guidance for differentiating between long-lived assets to be held and used, long-lived assets to be disposed of other than by sale and long-lived assets to be disposed of by sale. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 144 also amends APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. This statement is effective for fiscal years beginning after December 15, 2001. Adoption of SFAS No. 144 on January 1, 2002 did not have a significant effect on our financial statements.

BUSINESS

Who We Are

Uwharrie Capital Corp is a bank holding company formed in 1993 to own all of the common stock of the Bank of Stanly, a North Carolina-chartered bank that opened for business as a community bank in Albemarle, Stanly County, North Carolina in 1983. In January 2000, we acquired Anson Bank & Trust Co., Wadesboro, Anson County, North Carolina, a North Carolina-chartered savings bank. Currently, we do not engage in any material business activities on our own. Our principal activity is ownership of the Bank of Stanly, Anson Bank & Trust Co., both of which engage in the commercial banking business, and Strategic Investment Advisors, Inc., a registered investment advisor. The Bank of Stanly has three subsidiaries, The Strategic Alliance Corporation, an NASD member broker-dealer headquartered in Albemarle, North Carolina, BOS Agency, Inc., a licensed insurance agency, and Gateway Mortgage, Inc., a mortgage brokerage company. At March 31, 2002, we had total assets of $240 million, total deposits of $170 million and stockholders’ equity of $21 million.

We have evolved and developed, since the Bank of Stanly was organized in 1983, into a wholesaler of support services to independent community banks in the “Uwharrie Lakes Region”. Through the sharing and thereby reduction in “back room” and processing expenses, our community banks can compete with large financial institutions. Our community banks operate independently in their communities and are controlled by independent boards consisting of local community leaders and business people. At the holding company level, each of our community banks has representation on our board to give us a balanced regional perspective. We intend to prudently expand into other counties in North Carolina known as the “Uwharrie Lakes Region”, a nine county area in the south central portion of North Carolina.

We have developed a corporate philosophy of the “double bottom line”: decision making with the shareholders’ and the community’s interests sharing equal importance. To make a long term impact in our market area requires that we remain independent, are competitive with larger institutions and allow the communities we serve to enjoy the benefits of a local financial institution and the strength its capital investment provides.

The Bank of Stanly and Anson Bank & Trust Co. are members of the Federal Home Loan Bank of Atlanta and their deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation. The address of our principal executive office is 134 North First Street, Albemarle, North Carolina 28001 and our telephone number is (704) 982-4415.

Our Business Activities

Our Banks

The Bank of Stanly is a North Carolina-chartered commercial bank incorporated in 1983 and commenced banking operations on January 26, 1984. Its main banking office is located at 167 North Second Street, Albemarle, North Carolina, and it operates four other banking offices located in Stanly County, North Carolina. It recently opened a branch office in Concord, Cabarrus County. We intend to transfer the assets and liabilities of this branch to the de novo commercial bank charter to be called “Cabarrus Bank & Trust Company” if we receive all federal and state regulatory approvals and sell all of the shares offered. The Bank of Stanly is the only commercial bank headquartered in Stanly County.

The Bank of Stanly’s operations are primarily retail oriented and directed to individuals and small to medium-sized businesses located in its market area, and its deposits and loans are derived primarily from customers in its geographical market. The Bank of Stanly provides traditional commercial and consumer banking services, including personal and commercial checking and savings accounts, money market accounts, certificates of deposit, individual retirement accounts, and related business and individual banking services. The Bank of Stanly’s lending activities include commercial loans and various consumer-type loans to individuals, including installment loans, mortgage loans, equity lines of credit, overdraft checking credit, and credit cards. The Bank of Stanly also offers Internet Banking, 24-Hour Telephone Banking, and issues Visa® Check Card, an electronic banking card, which functions as a point-of-sale card and allows its customers to access their deposit accounts at four branches of Stanly and at the automated teller machines of other banks linked to the STAR® or CIRRUS® networks. The Bank of Stanly does not provide the services of a trust department.

Anson Bank & Trust Co., acquired by us on January 19, 2000, was originally chartered in 1889 as Anson Building and Loan Association, a North Carolina-chartered mutual savings institution. Later changed to Anson Savings Bank, SSB, it was converted to a stock chartered institution in June 1998. As a subsidiary of Uwharrie Capital Corp, Anson Bank & Trust Co. provides the same level of financial services listed above with the exception of Internet banking, which it does not provide, to the Anson County market. Its main office and banking location is 211 South Greene Street, Wadesboro, North Carolina.

Cabarrus Bank & Trust Company (Proposed)

As we mentioned under “Use of Proceeds” above, if we sell all 1,275,000 shares of common stock offered by this prospectus, we propose to charter a de novo state-chartered commercial bank in Concord, North Carolina called “Cabarrus Bank & Trust Company.”

Applications to the North Carolina Commissioner of Banks, FDIC, and Federal Reserve Board

The North Carolina Commissioner of Banks, the North Carolina Banking Commission, the FDIC, and Federal Reserve Board must approve the organization of Cabarrus Bank & Trust Company and Uwharrie Capital Corp’s ownership of Cabarrus Bank & Trust Company. These regulatory agencies must determine, among other things, that the establishment of a new bank will meet the needs and promote the convenience of the communities to be served (the city of Concord and surrounding areas of Cabarrus County, North Carolina) and that it will be adequately capitalized in relation to its expected volume of business. If we sell all 1,275,000 shares offered by this prospectus, we expect to file the necessary applications with the banking regulators shortly after the conclusion of the offering.

Cabarrus Bank & Trust Company will not be permitted to receive deposits, make loans or otherwise engage in banking activities until it receives approvals from the North Carolina Banking Commission and the FDIC, and we receive permission from the Federal Reserve Board to own and control Cabarrus Bank & Trust Company.

North Carolina Banking Commission and Commissioner of Banks.    The North Carolina Banking Commission must approve Cabarrus Bank & Trust Company’s charter application and issue, and the North Carolina Commissioner of Banks must issue a certificate to the effect that it has complied with all the provisions of law required to entitle it to commence operations. To receive such a certificate, Cabarrus Bank & Trust Company must be capitalized with at least $7 million. If we sell all 1,275,000 shares offered by this prospectus, we plan on using $7 million of the proceeds to capitalize Cabarrus Bank & Trust Company.

Federal Deposit Insurance Corporation.    The FDIC must approve the Cabarrus Bank & Trust Company’s deposit insurance application. The FDIC will use the various factors discussed below when considering an application for deposit insurance.

In addition, Cabarrus Bank & Trust Company must satisfy any administrative conditions established by the North Carolina Banking Commission or the FDIC in approving the Cabarrus Bank & Trust Company charter and deposit insurance applications. In evaluating the applications, the North Carolina Banking Commission and the FDIC will consider several factors, including (1) adequacy of our proposed capital structure, (2) the general character, ability and experience of our management, (3) our future earnings prospects (4) the risk to the federal deposit insurance fund, and (5) the convenience and needs of the community to be served by Cabarrus Bank & Trust Company. In addition, prior to approving our application, the FDIC must be satisfied that, among other things, the projected ratio of equity capital plus reserves to Tier 1 assets is at least 8% at the end of the third year of Cabarrus Bank & Trust Company’s operations, and profitable operations are projected for the third year of operations.

Federal Reserve Board.    The Federal Reserve Board must approve Uwharrie Capital Corp’s ownership and control of Cabarrus Bank & Trust Company as a wholly-owned subsidiary. The Federal Reserve Board assesses such factors as competition, banking resources, community needs, supervision, and management among others when considering an application.

Uwharrie Capital Corp, as a bank holding company, is required to serve as a source of financial strength for its depository institution subsidiaries. If Cabarrus Bank & Trust Company becomes undercapitalized, Uwharrie Capital Corp may be required to guarantee Cabarrus Bank & Trust Company’s compliance with capital restoration plans filed with its bank regulators subject to certain limits.

We will take the action believed necessary to obtain the necessary approvals for Cabarrus Bank & Trust Company’s charter and deposit insurance, ownership applications and a certificate to commence operations. However, we cannot assure you that the North Carolina Banking Commission will approve Cabarrus Bank & Trust Company’s charter application, that the FDIC will approve Cabarrus Bank & Trust Company’s deposit insurance application, that the North Carolina Commissioner of Banks will grant a certificate to commence business, or that the Federal Reserve Board will grant permission to Uwharrie Capital Corp to own Cabarrus Bank & Trust Company as its wholly-owned subsidiary.

Management Philosophy and Policy

We intend that Cabarrus Bank & Trust Company will be operated for the primary purpose of serving the banking needs of customers in Cabarrus County, North Carolina, and surrounding areas of the Uwharrie Lakes Region with particular emphasis on the banking needs of individual retail customers and small business. True to the spirit of our business strategy, Cabarrus Bank & Trust Company will focus on community commitment and social responsibility above financial gain. Cabarrus Bank & Trust Company will offer the same wide range of deposit accounts as its sister banks, Bank of Stanly and Anson Bank & Trust Co., designed to attract small businesses, professionals, and individuals as depositors. These accounts will include personal and business checking accounts, savings and money market accounts, time certificates of deposit and specialized deposit accounts, including IRA’s and non-profit corporate accounts, access to a national automated teller machine network, safe deposit boxes, night depository facilities, travelers checks and banking by mail. As Cabarrus Bank & Trust Company grows, we intend to meet the demands of our communities by expanding the array of products and services when prudent to do so.

Cabarrus Bank & Trust Company will offer a full complement of lending products including commercial lines of credit, credit to individuals, equipment loans, and real estate and construction loans. In addition, consumer loans, including auto and boat loans, credit card, home improvement loans and home equity lines of credit will be offered. Loans in the amounts that exceed Cabarrus Bank & Trust Company’s lending limits may be offered through participation agreements with its sister banks or with its correspondent banks.

The goals of Cabarrus Bank & Trust Company, like that of its sister banks, will be to serve the communities in Cabarrus County and the larger Uwharrie Lakes Region, providing banking services to satisfy the needs of its small business and individual retail customers, while investing its funds in accordance with sound banking practices and enhancing shareholder value. We intend to operate Cabarrus Bank & Trust Company under the principles consistent with sound lending and investment practices and expense control. We will evaluate Cabarrus Bank & Trust Company’s services on an ongoing basis and will add or delete services based upon the needs of its customers, competitive factors, and other financial capabilities of Cabarrus Bank & Trust Company.

Competition

Commercial banking in North Carolina is extremely competitive with state laws that permit statewide branching. In Cabarrus County, Cabarrus Bank & Trust Company will compete directly for deposits with other commercial banks, savings and loan associations, agencies issuing U.S. government securities, and all other organizations and institutions engaged in money market transactions. In its lending activities, Cabarrus Bank & Trust Company will compete with all other financial institutions as well as consumer finance companies, mortgage companies and other lenders that do business in our market area. The most current data for Cabarrus County indicates that there are 33 offices of 8 commercial banks and savings institutions. All of the largest commercial banks headquartered in North Carolina have a presence in Cabarrus County.

Interest rates, both on loans and deposits, and the types and prices of services offered, are significant competitive factors among financial institutions generally. Office location, office hours, customer service, community reputation, and continuity of personnel are also important competitive factors. Cabarrus Bank & Trust Company will encounter strong competition within its market area, and most of its competitors will have significantly greater resources, much broader geographic markets, and higher lending limits than Cabarrus Bank & Trust Company. Cabarrus Bank & Trust Company will depend on direct customer contact, its ability to make credit and other business decisions locally, and personalized service to counter competitive disadvantages and intends to develop the reputation as the area’s locally-owned and managed community bank.

In recent years, important federal and state legislation has heightened the competitive environment in which all financial institutions must conduct their business, and the potential for competition among financial institutions of all types has increased significantly. Additionally, the elimination of restrictions on interstate banking and branching may require a North Carolina commercial bank to compete not only with other North Carolina financial institutions but also with out-of-state financial institutions which may branch into or merge with other institutions in North Carolina, thereby adding to the competitive atmosphere of the financial services industry in general.

We firmly believe there is a need and demand in Cabarrus County for a locally owned and operated community bank. However, we cannot assure you that Cabarrus Bank & Trust Company will succeed as an effective competitor.

Lending Limits

North Carolina law limits the amount of credit Cabarrus Bank & Trust Company may extend to one borrower. Cabarrus Bank & Trust Company’s total outstanding loans and extensions of credit to one borrower generally may not exceed 15% of its capital and surplus, plus an additional 10% of its unimpaired capital fund, provided that amount that exceeds its 15% approval limit is fully secured by readily marketable collateral. To qualify for the additional 10% limit, Cabarrus Bank & Trust Company must perfect a security interest in the collateral and the collateral must have a current market value at all times of at least 100% of the amount of the loan or extension of credit that exceeds its 15% approval limit.

Based on the minimum capitalization of Cabarrus Bank & Trust Company at $7 million, it is expected that Cabarrus Bank & Trust Company will have a legal lending limit to one borrower of approximately $1,050,000 assuming the absence of readily available collateral fully securing an extension of credit over and above 15% of Cabarrus Bank & Trust Company’s unimpaired capital fund.

Premises

Cabarrus Bank & Trust Company will be headquartered at 700 Church Street N, Suite 30, Concord, North Carolina. The Bank of Stanly has applied to operate a branch banking office at the same location to meet current demand. If we do sell all 1,275,000 shares of common stock, the Bank of Stanly will enter into a purchase and assumption agreement with Cabarrus Bank & Trust Company immediately prior to the commencement of operations by Cabarrus Bank & Trust Company. Accordingly, all deposits, loans and other assets originating from this branch location will be sold by the Bank of Stanly to Cabarrus Bank & Trust Company at par, and

Cabarrus Bank & Trust Company will continue the banking operations at this location as a North Carolina chartered bank. Should we not sell all 1,275,000 shares of common stock, we will not file the necessary applications to charter Cabarrus Bank & Trust Company and Bank of Stanly will continue to operate this branch office as a full service branch.

Organizers

To better establish a community presence, we are soliciting key business and civic leaders from Cabarrus County to serve as organizers and initial directors of Cabarrus Bank & Trust Company. While we have not identified the proposed initial members of our board of directors, we have established an organizing group and will continue to add individuals to this group. The following individuals have been engaged as members of the organizing group and many of whom we expect to serve on the initial board of directors of Cabarrus Bank & Trust Company.

Name and Age	Principal Occupation and Business Experience For The Past Five Years
Christopher L. Bramlett (64)	Business Owner (Retail Jeweler).
Bachman S. Brown, Jr. (76)	Attorney; Former first mayor of City of Kannapolis.
Allen K. Craven (53)	Realtor; Owner, Craven & Company Realtors
L. Allen Dobson, Jr., M.D. (48)	Physician.
Terry Engstrom (59)	Owner/Operator of Carolina Pizza Huts and Sonic Drive-in.
Richard J. Fisher (54)	Contractor.
Robert Freeman (49)	Real Estate Developer; Kannapolis City Commissioner.
Dale Gentle (53)	Real Estate Developer.
Tim Hagler (37)	Entrepreneur; Mayor of City of Harrisburg.
Fletcher Hartsell (45)	Attorney; North Carolina State Senator.
Betty Honeycutt (71)	Realtor.
Diane Honeycutt (46)	Realtor.
Webb Hunter Huss (43)	Entrepreneur.
Robert J. Jackson (36)	Real Estate Developer.
John E. Littlefield (31)	Real Estate Operator/Developer.
Bill Merow (51)	Real Estate Developer.
Cyndie Mynatt (46)	Dealership Owner and Operator.

Name and Age	Principal Occupation and Business Experience For The Past Five Years
Grace M. Mynatt (66)	Retired Teacher.
Tim Propst (41)	Executive Vice President, Propst Construction Company.
Frank A. Rankin, III (46)	President, Concord Engineering.
William F. Rogers (47)	Attorney.
Susan J. Rourke (47)	Real Estate Developer.
Vernon A. Russell (45)	Attorney.
Susan J. Smith (53)	Entrepreneur.
Leonard B. Sossamon (51)	Entrepreneur.
Douglas L. Stafford (49)	Executive, Lowe’s Motor Speedway.
William C. Thomas (64)	General Contractor and Developer.
Edward B. Tyson, Ph.D. (61)	Retired; former Kannapolis School Superintendent.
Estus B. White (71)	Retired; former Clerk of Superior Court for Cabarrus County.

Management and Employees

We are proposing Sanjay V. Mistry, age 36, as Cabarrus Bank & Trust Company’s chief executive officer. Mr. Mistry is currently an Executive Vice President of the Bank of Stanly. From February 1999 through February 2002, Mr. Mistry was the Vice President and Business Relationship Officer with First Charter Bank in Concord, North Carolina. Prior to that, from June 1996 through February 1999, Mr. Mistry was Assistant Vice President and a Commercial Relationship Manager with NationsBank (currently Bank of America) in Gastonia, North Carolina. Mr. Mistry holds a B.S. degree and a M.B.A. degree from the University of North Carolina at Charlotte.

In addition, Cabarrus Bank & Trust Company will employ approximately 4 to 6 people in its first year of operation including: lending officers, customer service representatives, tellers, and administrative assistants. These employees will be hired initially as employees of the Bank of Stanly’s branch and upon its opening become employees of Cabarrus Bank & Trust Company. We expect Cabarrus Bank & Trust Company to make available to its employees the following: group life/health/disability insurance plans, a 401(k) retirement plan, salary continuation benefits and salary incentive programs. We may determine to supplement or cease to offer these benefits.

We will make every effort to fill these job opportunities with highly skilled and highly motivated people who share our commitment to deliver value added customer service. As a result of recent merger activity in the industry and the desire of many to work in a “community bank environment,” we believe the opportunity exists to attract a pool of qualified candidates.

Supervision and Regulation

The North Carolina Commissioner of Banks and the FDIC will supervise Cabarrus Bank & Trust Company using various state and federal laws and regulations pertaining to banks and other businesses. See “Supervision and Regulation” below.

Our Non-bank Subsidiaries

The Bank of Stanly has three wholly-owned subsidiaries, BOS Agency, Inc., The Strategic Alliance Corporation, and Gateway Mortgage, Inc. BOS Agency, Inc. was formed in 1987 and engages in the sale of various insurance products, including annuities, life insurance, long-term care, disability insurance and Medicare supplements. The Strategic Alliance Corporation was formed in 1989 and is registered with the Securities and Exchange Commission and licensed by the National Association of Securities Dealers as a securities broker dealer. Securities offered by The Strategic Alliance Corporation include mutual funds, stocks and bonds. Gateway Mortgage, Inc. is a mortgage brokerage company, acquired by the Bank of Stanly in 2000. It is located in Albemarle, North Carolina and is licensed to offer a wide array of both conforming and non-conforming mortgage programs.

Uwharrie Capital Corp has one non-bank subsidiary, Strategic Investment Advisors, Inc., which is registered as an investment advisor with the State of North Carolina. It began operations in 1999 and provides portfolio management services to customers in the Uwharrie Lakes Region.

Our Market Area

Our primary market is the Uwharrie Lakes Region, which consists of Stanly, Montgomery, Rowan, Richmond, Anson, Union, Cabarrus, Randolph, and Davidson Counties. The region is unified by the Yadkin/Pee Dee River System, which runs north to south and serves as a common boarder for seven of the area’s counties. At the region’s center, the Uwharrie River joins the Yadkin to become the Pee Dee. Once free flowing, the river was dammed to provide electrical power for a growing industrial base. Six reservoirs were created in the river system to create a source of drinking water and electrical power for the region. Next to the river, the most distinguishing physical feature of the region is the ancient Uwharrie Mountains chain. As remnants of a prehistoric volcanic mountain range, the Uwharries form part of the Carolina Slate Belt. The gravel and quarrying industries make up a large part of the regional economy today.

The Uwharrie Lakes Region developed as a land of small farms and rural hamlets, with Concord/Kannapolis in Cabarrus County being the largest market of note. The exception was Anson County which was more suitable for large scale farming.

Toward the end of the nineteenth century, industrialization emerged in the Region with the growth of textile mills and railroads. With the abundance of water power and lower wage workers, the Region became the home for many industrial enterprises, including textiles, furniture, aluminum, and quarrying. While agriculture continues to play an important role in the Region, manufacturing has become the backbone of the economy.

The Uwharrie Lakes Region has a wide range of recreational resources, including water activities, a national forest, two state parks, a national wildlife refuge, and a state owned game refuge. Tourism has become a significant part of the Region’s economy.

According to the US Census Bureau, the Uwharrie Lakes Region (9 counties), experienced 22% growth in population from 1990 to 2000 to more than 819,000 residents. In 2000, there were more than 310,000 households in the Region which represented a 23% growth from the 1990 census. In 1997, the Region’s average median household income was $34,212.

Management is focused on the growth prospects for the Uwharrie Lakes Region and the opportunity to expand our delivery of financial services in the Region. While there are no specific plans to open new branches at this time, we contemplate the expansion of our presence in the Region.

Lending Activities

General.    Through the Bank of Stanly and Anson Bank & Trust Company, we provide to our customers a full range of lending services including real estate, commercial and consumer loans to individuals and small to medium-size businesses and other organizations that are located in or conduct a substantial portion of their business in our market area. We provide fixed and variable rate loans which include mortgage, home equity lines of credit and consumer and commercial loans. We have maintained a good balance between variable and fixed rate loans within our portfolio. Variable rate loans accounted for 54.6% of the loan balances outstanding at March 31, 2002 while fixed rate loans accounted for 45.4% of the balances.

Our loan policies and procedures establish the basic guidelines governing our lending operations. Generally, the guidelines address the types of loans that the each bank seeks, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower’s total outstanding indebtedness to us, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually by the Boards of Directors of each bank. We supplement our own supervision of the loan underwriting and approval process with periodic loan audits by internal loan examiners and outside professionals experienced in loan review work. We have focused our portfolio lending activities on typically higher yielding commercial, construction and consumer loans rather than lower yielding 1-4 family mortgages which we typically sell in the secondary market.

Loan Composition.    The following table sets forth at the dates indicated our loan portfolio composition by type of loan:

	At March 31,		At December 31,
	2002		2001		2000
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Commercial	$36,288	19.21%	$35,846	19.31%	$29,511	16.63%
Real estate—construction	13,224	7.00%	13,063	7.04%	11,802	6.65%
Real estate—residential	88,957	47.10%	86,811	46.76%	89,041	50.16%
Real estate—commercial	36,796	19.48%	35,802	19.28%	31,619	17.81%
Consumer	13,362	7.07%	13,969	7.52%	15,443	8.70%
Other loans	261.14%		177.09%		83.05%

Subtotal	188,888	100.0%	185,668	100.0%	177,499	100.0%

Less: Allowance for loan losses	(2,187)		(2,181)		(1,795)
Unearned net loan fees	(52)		(58)		(63)

Net loans	$186,649		$183,429		$175,641

	At December 31
	1999		1998		1997
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Commercial	$23,672	16.89%	$16,255	12.29%	$15,674	13.75%
Real estate—construction	5,227	3.73%	3,800	2.87%	3,840	3.37%
Real estate—residential	65,634	46.83%	64,207	48.53%	58,825	51.60%
Real estate—commercial	29,166	20.81%	28,523	21.56%	24,102	21.14%
Consumer	16,446	11.73%	19,469	14.71%	11,452	10.05%
Other loans	16.01%		58.04%		100.09%

Subtotal	140,161	100.0%	132,312	100.0%	113,993	100.0%

Less: Allowance for loan losses	(1,003)		(1,170)		(1,125)
Unearned net loan fees	(66)		(11)		(8)

Net loans	$139,092		$131,131		$112,860

The following table presents at March 31, 2002 (i) the aggregate maturities of loans in the named categories of our loan portfolio and (ii) the aggregate amounts of variable and fixed rate loans that mature after one year:

	Within 1 Year	1-5 Years	After 5 Years	Total
	(Dollars in thousands)
Commercial	$14,598	$16,005	$5,685	$36,288
Real estate—construction	11,592	1,075	557	13,224

Total	$26,190	$17,080	$6,242	$49,512

Fixed rate loans				$10,315
Variable rate loans				13,007
				$23,322

Loan Origination.    We originate loans secured by real estate located throughout our general trade area. Consistent with our emphasis on being a community-oriented financial institution, we concentrate our lending activities in our market area. Our loan originations are derived from a number of sources, including referrals from depositors and borrowers, repeat customers, advertising, and calling officers as well as walk-in customers. Our solicitation programs consist of advertisements in the local media, in addition to participation in various community organizations and events. Real estate loans are originated by our loan personnel. All of our loan personnel are salaried and we generally do not compensate loan personnel on a commission basis for loans originated. Loan applications generally are accepted at each of our banking offices.

Loan Underwriting Policies.    Our lending activities are subject to written, non-discriminatory underwriting standards and to loan origination procedures prescribed by our Board of Directors. Detailed loan applications are obtained to determine the borrower’s ability to repay, and the more significant items on these applications are verified through the use of credit reports, financial statements, and confirmations. Individual officers of our banks based on their experience level, and an Internal Loan Committee designated by the Board of Directors, have been granted credit authority by the Board of Directors to approve loans up to varying specified dollar amounts, depending upon the type of loan. These authorities are based on aggregate borrowings of an individual or entity. On a periodic basis, the full Board of Directors of each bank reviews lending activity for the prior period, and acts on the recommendations of its Loan Committee to approve all loans or loan relationships in excess of $500,000. The Chief Executive Officer has veto power on any loan request.

Applications for single-family real estate loans are underwritten and closed in accordance with the standards of the Federal National Mortgage Association (“FNMA”). Upon receipt of a loan application from a prospective borrower, a credit report and verifications are ordered to verify specific information relating to the loan applicant’s employment, income, and credit standing. If a proposed loan is to be secured by a mortgage on real estate, an appraisal of the real estate is usually undertaken either by an appraiser approved by us and licensed by the State of North Carolina or by qualified bank personnel. In the case of single-family residential mortgage loans, except when we become aware of a particular risk of environmental contamination, we generally do not obtain a formal environmental report on the real estate at the time a loan is made. A formal environmental report may be required in connection with nonresidential real estate loans.

It is our policy to record a lien on the real estate securing a loan. Borrowers must also obtain hazard insurance policies prior to closing and, when the property is in a flood plain as designated by the United States Department of Housing and Urban Development, pay flood insurance policy premiums.

With respect to single-family residential mortgage loans, we make a loan commitment of between 30 and 90 days for each loan approved. If the borrower desires a longer commitment, the commitment may be extended for good cause and upon written approval. The interest rate is guaranteed for the commitment period.

We typically lend up to 80% of the lesser of the appraised value or the purchase price of the real property securing a mortgage loan. However, if the amount of a residential loan originated or refinanced exceeds 80% of the appraised value, our policy generally is to obtain private mortgage insurance at the borrower’s expense on that portion of the principal amount of the loan that exceeds 80% of the appraised value of the property. We will make a single-family residential mortgage loan with up to a 100% loan-to-value ratio for qualifying first time home buyers or if the required private mortgage insurance is obtained. We generally limit the loan-to-value ratio on commercial real estate mortgage loans to 75%.

Interest rates charged on loans are affected principally by competitive factors, the demand for such loans and the supply of funds available for lending purposes. These factors are, in turn, affected by general economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax policies, and government budgetary matters.

Real Estate Loans.    Loans secured by real estate, for several purposes, constituted $139.0 million, or 73.6%, of our total loans at March 31, 2002, and of that amount, $89.0 million, or 47.1% of our total loans at that time were secured by 1-to-4 family residences. This high concentration of real estate loans can be attributed to the rural character of our primary service area, and management’s efforts to meet that area’s lending demands in a prudent manner. It is our policy that all loans secured by real estate be supported by an accurate appraisal.

Commercial real estate loan terms are typically limited to 10 years. Interest rates may be fixed or adjustable, based on market conditions, we generally charge an origination fee. Management has attempted to reduce credit risk in the commercial real estate portfolio by promulgating reasonable underwriting guidelines that allow for only qualified exceptions including requiring a loan to value ratio of 75% or less. We also often require personal guarantees of the principal owners of the property and obtain personal financial statements of the principal owners in such cases.

Although our loan portfolio is diversified, there is a concentration of mortgage real estate loans, primarily one to four family residential mortgage loans. Loans are typically written with terms of up to 30 years underwritten to conform to “secondary market” requirements of the approval of management. Rates may be fixed or variable, and we typically charge an origination fee. We attempt to minimize credit risk by requiring a loan to value ratio of 80% or less. We have experienced minimal loan losses on residential real estate over the past ten years. We also originate residential loans for sale into the secondary market, but maintain the servicing of those loans after their sale and subsequent securitization.

We also make loans secured by farmland for a variety of purposes ranging from short term working capital to finance crop production, to finance land and/or capital improvements, and to finance equipment. The maximum loan amount secured by farmland is 66% of the cash selling price or appraised value, whichever is less, unless approved by management.

Commercial Loans.    We make loans for commercial purposes in various lines of businesses. At March 31, 2002, we held $36.3 million of commercial loans, or 19.2% of our total loan portfolio. Equipment loans are typically made on terms up to 5 years at fixed or variable rates, with the financed equipment pledged as collateral. We attempt to reduce our credit risk on these loans by limiting the loan to value ratio to no more than 65%. Working capital loans are made on terms typically not exceeding one year, and these loans may be secured or unsecured.

Consumer Loans.    We make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans originated directly by us, and unsecured revolving lines of credit. Certain of the direct loans are secured by the borrower’s residence, but we attempt to underwrite the credit independent of the collateral value. At March 31, 2002, we held $13.4 million of consumer loans.

Credit Card Loans.    We issue charge cards to our credit-worthy customers at lines of credit on regular charge cards ranging from $500 to $10,000, and on gold cards generally ranging from $5,000 to $50,000 based on the customer’s qualifications. Regular cards are issued with tiered fixed rates, and gold cards are issued with tiered variable rates.

Asset Quality

Management considers asset quality to be of primary importance, and therefore employs a formal internal loan review process to ensure adherence to lending policies. It is the responsibility of each lending officer to assign an appropriate risk grade to every loan originated. The credit administration function, through a review process, validates the accuracy of the initial risk grade assessment. In addition, as a given loan’s credit quality improves or deteriorates, the credit administration department has the responsibility to change the borrowers risk grade accordingly. The function of determining the allowance for loan losses is fundamentally driven by the risk grade system. In determining the allowance for loan losses and any resulting provision to be charged against earnings, particular emphasis is placed on the results of the loan review process. Consideration is also given to historical loan loss experience, the value and adequacy of collateral, economic conditions in our market area and other factors. For loans determined to be impaired, the allowance is based on discounted cash flows using the loan’s initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance for loan losses represents management’s estimate of the appropriate level of reserve to provide for probable losses inherent in the loan portfolio.

Our policy in regard to past due loans normally requires a prompt charge-off to the allowance for loan losses following timely collection efforts and a thorough review. Further efforts are then pursued through various means available. Loans carried in a non-accrual status are generally collateralized and the possibility of future losses is considered in the determination of the allowance for loan losses.

Nonperforming Assets

The table sets forth, for the period indicated, information with respect to our nonaccrual loans, restructured loans, total nonperforming loans (nonaccrual loans plus restructured loans), and total nonperforming assets.

	At March 31,	At December 31,
	2002	2001	2000
	(Dollars in thousands)
Nonaccrual loans	$1,293	$1,101	$169
Restructured loans	—	—	—

Total nonperforming loans	1,293	1,101	169
Real estate owned	85	85	85

Total nonperforming assets	$1,378	$1,186	$254

Accruing loans past due 90 days or more	$151	$29	$43
Potential problem loans	470	197	184
Allowance for loan losses	2,187	2,181	1,795
Nonperforming loans to period end loans	.76%	.59%	.10%
Allowance for loan losses to period end loans	1.16%	1.17%	1.01%
Allowance for loan losses to nonperforming loans	151.45%	198.14%	1,061.32%
Nonperforming assets to total assets	.64%	.50%	.11%

The financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on loans, unless a loan is placed on nonaccrual basis. Loans are accounted for on a nonaccrual basis when there are serious doubts about the collectibility of principal or interest. In general, a loan is placed on nonaccrual status when the loan becomes past due 90 days. Loans are also placed on nonaccrual status in cases where there is uncertainty as to whether the borrower can satisfy the contractual terms of the loan agreement. Amounts received on nonaccrual loans generally are applied first to principal and then to interest only after all principal has been collected. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal, have been granted due to the borrower’s weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur. Potential problem loans are loans which are currently performing and are not included in nonaccrual or restructured loans above, but about which we have serious doubts as to the borrower’s ability to comply with present repayment terms. These loans are likely to be included later in nonaccrual, past due or restructured loans, so they are considered by management in assessing the adequacy of the allowance for loan losses. At March 31, 2002, no loans had been identified as potential problem loans.

At March 31, 2002, we had $1.3 million in nonaccrual loans. Interest foregone on nonaccrual loans was approximately $18,353 for the three ended March 31, 2002 and $8,330 for the three ended March 31, 2001.

Other real estate owned consists of foreclosed properties. At March 31, 2002, foreclosed assets totaled $85,000 or 0.4% of total assets, and consisted of one parcel of unimproved land.

Provision and Allowance for Loan Losses

Our allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. The allowance is increased by provisions charged to operations and by recoveries of amounts previously charged off, and reduced by loans charged off. Management evaluates the adequacy of the allowance at least quarterly. In evaluating the adequacy of the allowance, management considers the growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors. In addition, regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses and may require us to make additions for estimated losses based upon judgments different from those of our management.

Management uses the risk-grading program, as described under “Asset Quality,” to facilitate the evaluation of probable inherent loan losses and the adequacy of the allowance for loan losses. In this program, risk grades are initially assigned by loan officers and reviewed and monitored by credit administration. We strive to maintain our loan portfolio in accordance with conservative loan underwriting policies that result in loans specifically tailored to the needs of its market area. Every effort is made to identify and minimize the credit risks associated with such lending strategies. We have no foreign loans and do not engage in significant lease financing or highly leveraged transactions.

We follow a loan review program designed to evaluate the credit risk in the loan portfolio. This process includes the maintenance of an internally classified watch list that helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. In establishing the appropriate classification for specific assets, management considers, among other factors, the estimated value of the underlying collateral, the borrower’s ability to repay, the borrower’s payment history and the current delinquent status. As a result of this process, certain loans are categorized as substandard, doubtful or loss and reserves are allocated based on management’s judgment and historical experience.

Loans classified as “substandard” are those loans with clear and defined weaknesses such as unfavorable financial ratios, uncertain repayment sources or poor financial condition that may jeopardize the liquidation of the debt. They are characterized by the distinct possibility that we may sustain some losses if the deficiencies are not corrected. A reserve of 15% is generally allocated to these loans. Loans classified as “doubtful” are those loans that have characteristics similar to substandard loans but with an increased risk that collection or liquidation in full is highly questionable and improbable. A reserve of 50% is generally allocated to loans classified as doubtful. Loans classified as “loss” are considered uncollectible and of such little value that continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value but rather it is not practical or desirable to defer writing off this asset even though partial recovery may be achieved in the future. As a practical matter, when loans are identified as loss they are charged off against the allowance for loan losses. In addition to the above classification categories, we also categorize loans based upon risk grade and loan type, assigning an allowance allocation based upon each category.

The allowance for loan losses represents management’s estimate of an amount adequate to provide for known and inherent losses in the loan portfolio in the normal course of business. While management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while management believes it has established the allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulator, in reviewing the Company’s portfolio, will not require an increase in our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed herein. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

The following table shows the allocation of the allowance for loan losses at March 31, 2002 and at December 31, 2001 and 2000. The allocation is based on an evaluation of defined loan problems, historical ratios of loan losses and other factors which may affect future loan losses in the categories of loans shown.

	At March 31,		At December 31,
	2002		2001		2000
	Amount	% of Total Loans(1)	Amount	% of Total Loans(1)	Amount	% of Total Loans(1)
	(Dollars in thousands)
Balance applicable to:
Commercial	$506	19.22%	$532	19.31%	$452	16.63%
Real estate—construction	198	7.00%	196	7.04%	116	6.65%
Real estate—mortgage	638	47.08%	625	46.76%	503	50.16%
Real estate—commercial	511	19.48%	512	19.28%	381	17.81%
Consumer	314	7.08%	299	7.52%	312	8.70%
Other loans	—	.14%	—	.09%	—	.05%
Unallocated	20	—	17	—	31	—

Total	$2,187	100.00%	$2,181	100.00%	$1,795	100.00%

(1)	Represents total of all outstanding loans in each category as a percent of total loans outstanding.

The following table sets forth for the periods indicated information regarding changes in our allowance for loan losses:

	At or for the Three Months Ended March 31,	At or for the Years Ended December 31,
	2002	2001	2000	1999	1998	1997
	(Dollars in thousands)
Balance at beginning of period	$2,181	$1,795	$1,003	$1,170	$1,125	$1,050
Allowance acquired in Anson purchase	—	—	104	—	—	—

Charge-offs:
Commercial	—	131	93	211	10	54
Real estate	37	527	—	151	22	16
Consumer	46	182	269	69	79	70
Other	—	—	—	—	—	—

Total charge-offs	83	840	362	431	111	140

Recoveries:
Commercial	—	20	26	16	—	—
Real estate	—	8	—	16	—	—
Consumer	3	19	93	22	37	32
Other	—	—	—	—	—	—
Total recoveries	3	47	119	54	37	32
Net charge-offs	80	793	243	377	74	108
Provision for loan losses charged to operations	86	1,179	931	210	119	183

Balance at end of period	$2,187	$2,181	$1,795	$1,003	$1,170	$1,125

Ratio of net loan charge-offs to average loans outstanding	.04%	.45%	.15%	.28%	.06%	.10%

Investment Activities

Our portfolio of investment securities, all of which are available for sale, consists of U.S. Government treasury and agency securities, mortgage-backed securities and securities of state and political subdivisions.

Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at fair value with any unrealized gains or losses reflected as an adjustment to stockholders’ equity. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates and/or significant prepayment risks. It is our banks’ policy to classify all investment securities as available for sale.

The following table summarizes the amortized costs, gross unrealized gains and losses and the resulting market value of securities available for sale:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
	(Dollars in thousands)
December 31, 2001
U.S. Treasury	$2,138	$—	$50	$2,088
U.S. government agencies	2,384	59	—	2,443
Mortgage-backed securities	11,432	190	99	11,523
State and political subdivisions	13,120	626	—	13,746

	$29,074	$875	149	$29,800

December 31, 2000
U.S. Treasury	$1,000	$—	$1	999
Corporate bonds	1,014	—	26	988
Mortgage-backed securities	18,546	273	—	18,819
State and political subdivisions	12,501	586	—	13,087

	$33,061	$859	27	$33,893

The following table summarizes the amortized costs, fair values and weighted average yields of securities available-for-sale at December 31, 2001, by contractual maturity groups:

	Amortized Cost	Fair Value	Weighted Average Yield(1)
	(Dollars in thousands)
U.S. Treasury:
Due after one but within five years	$1,119	$1,097	3.97%
Due after five but within ten years	1,019	991	4.88%

	2,138	2,088	4.40%

U. S. government agencies:
Due after one but within five years	1,004	1,030	5.37%
Due after five but within ten years	1,380	1,413	5.79%

	2,384	2,443	5.61%

Mortgage-backed securities:
Due after one but within five years	6,090	6,113	6.62%
Due after five but within ten years	2,629	2,606	7.19%
Due after ten years	2,713	2,804	7.06%

	11,432	11,523	6.86%

	Amortized Cost	Fair Value	Weighted Average Yield(1)
	(Dollars in thousands)
State and political subdivisions:
Due after one but within five years	2,299	2,359	8.74%
Due after five but within ten years	3,273	3,518	8.20%
Due after ten years	7,548	7,869	8.18%

	13,120	13,746	8.28%

Total securities available for sale:
Due after one but within five years	10,512	10,599	6.69%
Due after five but within ten years	8,301	8,528	7.11%
Due after ten years	10,261	10,673	7.88%

	$29,074	$29,800	7.24%

(1)	Yield on tax exempt bonds computed on a tax equivalent basis.

We do not engage in, nor do we presently intend to engage in, securities trading activities and therefore do not maintain a trading account. At December 31, 2001, there were no securities of any issuer (other than governmental agencies) that exceeded 10% of the total shareholders’ equity.

Sources of Funds

Deposit Activities

We provide a range of deposit services, including non-interest bearing checking accounts, interest bearing checking and savings accounts, money market accounts and certificates of deposit. These accounts generally earn interest at rates established by management based on competitive market factors and the desire to increase or decrease certain types or maturities of deposits.

Our banks periodically use brokered deposits as consistent with asset and liability management policies. At March 31, 2002 we had no brokered deposits. We seldom bid on public funds for municipalities as such deposits are extremely rate sensitive and due to fiduciary pressures on government officials, not as stable as regular corporate and individual customers.

Our banks offer a variety of deposit programs to individual and to small-to-medium size businesses and other organizations at interest rates generally competitive with local market conditions. For some of our corporate customers who require such a service, we provide a courier service for non-cash deposit pickup. The following table sets forth the average balances and rates for each of the deposit categories for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
	2002		2001		2000
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)
Interest checking and money market accounts	$40,836	1.27%	$34,883	1.60%	$32,147	2.59%
Savings accounts	43,474	1.66%	40,892	3.08%	39,823	4.35%
Time deposits	64,266	3.96%	68,212	5.55%	61,612	5.50%

Total interest bearing deposits	148,576		143,987		133,582
Demand and other noninterest-bearing deposits	24,671		21,156		18,432

Total average deposits	$173,247	2.18%	$165,143	3.39%	$152,014	3.92%

The following table sets forth the amounts and maturities of certificates of deposit with balances of $100,000 or more at December 31, 2001:

At December 31, 2001
(Dollars in thousands)
Remaining maturity:
Less than three months	$8,625
Three to twelve months	9,621
Over twelve months	2,853

Total	$21,099

Short-Term Borrowed Funds

The following tables set forth certain information regarding the amounts, year-end weighted average rates, average balances, weighted average rate, and maximum month-end balances for short-term borrowed funds, at and during the three months ended March 31, 2002 and years ended December 31, 2001 and 2000.

	Three months ended March 31, 2002		2001		2000
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)
At period end
Federal funds purchased	$5,300	2.21%	$775	1.95%	$2,000	6.75%
Securities sold under agreement to repurchase	2,328	1.18%	2,477	1.29%	4,333	5.46%
Master notes	3,564	1.07%	6,225	1.42%	4,959	5.34%
Short-term advances from FHLB	4,700	1.90%	700	1.83%	15,000	6.35%
Other short-term borrowings	—	—%	—	—%	2,500	8.50%

	$15,892	1.71%	$10,177	1.46%	$28,792	6.26%

	Three months ended March 31, 2002		2001		2000
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)
Average for the period
Federal funds purchased	$1,557	2.08%	$489	4.65%	$1,805	6.31%
Securities sold under agreement to repurchase	2,314	1.75%	3,185	3.22%	3,967	5.24%
Master notes	3,855	1.37%	4,125	3.34%	3,079	5.06%
Short-term advances from FHLB	967	2.10%	5,314	5.02%	14,005	6.66%
Other short-term borrowings	—	—%	616	6.98%	2,312	8.45%

	$8,693	1.68%	$13,729	4.17%	$25,168	6.38%

	Three months ended March 31, 2002		2001		2000
	Amount		Amount		Amount
	(Dollars in thousands)
Maximum month-end balances
Federal funds purchased		$5,300		$4,300		$5,000
Securities sold under agreement to repurchase		2,358		3,602		4,524
Master notes		3,602		6,225		5,598
Short-term advances from FHLB		4,700		10,500		19,000
Other short-term borrowings		—		2,500		3,000

Federal funds purchased represent unsecured overnight borrowings from other financial institutions. Securities sold under agreement to repurchase represent short-term borrowings collateralized by securities of the United States government or its agencies.

The subsidiary banks, combined, have available lines of credit for federal funds in the amount of $17.0 million.

Long-Term Debt

Our subsidiary banks have a line of credit with the FHLB equal to 30% of assets or approximately $72.0 million, secured by all of our stock in FHLB and qualifying first mortgage loans with principal balances at March 31, 2002 of $64.8 million. At March 31, 2002, FHLB advances with original maturities of one year or more under this line amounted to $29.3 million and were at interest rates ranging from 5.02% to 7.53%.

On April 30, 2001, we signed a note payable to a bank for $4.0 million at an interest rate of prime less one percent. The note is payable in ten annual installments of $400,000 beginning March 31, 2002.

As of March 31, 2002, the scheduled maturities of these FLHB advances and notes payable to the first convertible date or maturity date are as follows:

Maturing period ending March 31,	Amount
(Dollars in thousands)

2003	$7,597
2004	10,525
2005	1,400
2006	8,625
2007	700
Thereafter	4,037

$32,884

Competition

Commercial banking in North Carolina is highly competitive in large part due to early adoption of statewide branching. We compete in our market areas with some of the largest banking organizations in the state and the country and other financial institutions, such as federally and state-chartered savings and loan institutions and credit unions, as well as consumer finance companies, mortgage companies and other lenders engaged in the business of extending credit or taking investment monies such as mutual funds and brokerage firms. Many of our competitors have broader geographic markets and higher lending limits than us and are also able to provide more services and make greater use of media advertising. In Stanly County, for example, there as of June 30, 2001 18 offices of 6 different commercial banks (including the largest banks in North Carolina). In Anson County, there are currently 7 offices of 4 different commercial banks (including the largest banks in North Carolina). While we typically do not compete directly for loans with these larger banks, they do influence our deposit products. We do compete more directly with mid-size and small community banks that have offices in our market areas.

The enactment of legislation authorizing interstate banking has caused great increases in the size and financial resources of some of our competitors. In addition, as a result of interstate banking, out-of-state commercial banks have acquired North Carolina banks and heightened the competition among banks in North Carolina.

Despite the competition in our market areas, we believe that we have certain competitive advantages that distinguish us from our competition. We offer customers modern banking services without forsaking community values such as prompt, personal service and friendliness. We offer many personalized services and attract customers by being responsive and sensitive to their individualized needs. We believe our approach to business builds goodwill among our customers, shareholders, and the communities we serve that results in referrals from shareholders and satisfied customers. We also rely on traditional marketing to attract new customers. To enhance a positive image in the community, we support and participate in local events and our officers and directors serve on boards of local civic and charitable organizations.

Properties

Uwharrie Capital Corp’s executive office is located at 134 North First Street, Albemarle, North Carolina, and we lease a facility at 130-132 North First Street in Albemarle, which is sub-leased to a local non-profit organization and to the Bank of Stanly’s subsidiary, The Strategic Alliance Corporation. We also own a parcel of land in Locust, North Carolina held as a potential expansion site.

The Bank of Stanly’s main office is located at 167 North Second Street, Albemarle, North Carolina. The Bank of Stanly has leased a portion of the main office facility since it opened in 1984, and its administrative and executive offices occupy an adjoining building, purchased in 1991. The Bank of Stanly purchased a commercial building and parking lot adjacent to its main office in Albemarle in 1988 and purchased a commercial building in downtown Albemarle in 2001, that are held for future expansion.

The Bank of Stanly owns its other banking locations at 710 North First Street, which houses the Village Branch opened in June 1984; its East Albemarle Branch at 800 Highway 24-27 Bypass acquired in 1988, both located in Albemarle. It also owns a branch office located at 107 S. Main Street in Norwood, North Carolina acquired in 1987; and, a branch office located at 624 N. Main Street in Oakboro, North Carolina opened in 1993.

All of the Bank of Stanly’s existing offices are freestanding, fully equipped and have adequate parking and drive-up banking facilities, with the exception of the Main Office in Albemarle, which does not have a drive-up facility.

Anson Bank & Trust Co. owns its banking facility located at 211 South Greene Street, Wadesboro, North Carolina.

Employees

As of March 31, 2002, we had 85 full-time employees and 30 part-time employees. None of these employees are covered by a collective bargaining agreement. We consider relations with our employees to be good.

Litigation

There are no pending legal proceedings to which Uwharrie Capital Corp or any of its subsidiaries is a party, or of which any of their property is the subject.

MANAGEMENT

Directors

Uwharrie Capital Corp’s Bylaws provide for a Board of Directors composed of 18 members divided into three classes, each consisting of six directors who are elected to terms of three years. Each year the terms of six directors expire and six persons are elected as directors for new three-year terms. The following individuals serve as directors of Uwharrie Capital Corp.

Name and Age	Position with Company	Year in Which First Elected/ Current Term Expires(1)	Principal Occupation and Business Experience For Past Five Years
Charles E. Allen (57)	Director	2002/2005	Consultant, Penta Engineering, Charlotte, NC, 2001-Present; Operations Manager, Alcoa Power Generating, Inc., Knoxville, TN, 1998-2001; Chief Power Dispatcher, Yadkin, Inc., Badin, NC, 1972-1998

Cynthia H. Beane (53)	Director	1996/2005	Cynthia H. Beane, CPA, Albemarle, NC (certified public accountant)

Joe S. Brooks (52)	Director	1997/2003	Partner, Brothers Precision Tool Company, Albemarle, NC (tool and die shop)

Ronald T. Burleson (52)	Director	1997/2003	Partner, Thurman Burleson & Sons Farm, Richfield, NC (farming—cotton and grain); Partner, Rolling Hills Gin, LLC (cotton gin)

Bill C. Burnside, D.D.S. (52)	Director	1998/2004	Bill Burnside, D.D.S., Albemarle, NC (dentistry)

Gail C. Burris (47)	Director	1998/2004	Owner and Manager, Rosebriar Restaurant, Albemarle, NC

David M. Jones, D.V.M. (57)	Director	1998/2004	Director, North Carolina Zoological Park, Asheboro, NC (NC Department of Environment and Natural Resources)

Kyle H. Josey (50)	Director	1999/2005	Owner, Josey & Josey Accountants, Albemarle, NC (accounting services)

B. Franklin Lee (50)	Director	2002/2005	Owner, Franklin Lee Farm, Norwood, NC (cotton, grain, and beef cattle)

James F. Link, D.V.M. (49)	Director	1997/2003	Veterinarian and Owner, North Stanly Animal Clinic, New London, NC (small animal medicine/surgery)

Joyce H. Little (59)	Director	1999/2005	Vice President/Secretary/Treasurer, Wiley Little Drywall, Inc.; Mayor, Oakboro, NC

Buren Mullis (68)	Director	1998/2004	Retired; previously, Vice President and General Manager of Sundrop Bottling Co., Inc., Concord, NC

John P. Murray, M.D. (60)	Director	1996/2004	Retired; previously, Physician and owner, Albemarle Ear, Nose and Throat, Albemarle, NC

Kent E. Newport (41)	Director	1997/2003	President, KDC, Inc. DBA Coy’s Laundromat, Albemarle, NC (coin laundry and self-service carwash)

Name and Age	Position with Company	Year in Which First Elected/ Current Term Expires(1)	Principal Occupation and Business Experience For Past Five Years

George T. Reaves (74)	Director	1997/2003	Retired; previously, Vice President Traffic and Transportation, Collins & Aikman Corporation, Albemarle, NC (manufacturer of automotive fabrics, upholstery, yarns)

A. James Russell (47)	Director	1997/2003	Construction Manager, J.T. Russell & Sons, Inc., Albemarle, NC (highway heavy utility construction)

Don M. Russell (59)	Director	2002/2005	President, Rusco Fixture Co., Inc., Oakboro, NC (manufacturer of wood fixtures for stores)

Hugh E. Wallace (66)	Director	2001/2004	President, Anson Apparel Company, Wadesboro, NC (textile manufacturing); Treasurer, Anson Apparel III, Wadesboro, NC (textile manufacturing)

(1)
The year first elected indicates the year in which each individual was first elected a director of the Bank of Stanly, Anson Bank & Trust Co., or Uwharrie Capital Corp, as applicable, and does not reflect breaks in certain of the named individuals’ tenures as directors of the Bank of Stanly, Anson Bank & Trust Co., or Uwharrie Capital Corp, as applicable.

Director Relationships

No director is a director of any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) thereof, or any company registered as an investment company under the Investment Company Act of 1940.

There are no family relationships among our directors or executive officers.

Director Compensation

Board Fees.    During 2001, directors received $200 for each board meeting attended and $100 for each committee meeting attended.

During 1994, Uwharrie Capital Corp adopted a plan under which individual directors may elect each year to defer receipt of all or a designated portion of their fees for that year. Amounts so deferred earn interest at rates tied to market indices selected quarterly by the plan administrators, and such amounts become profitable in the future (in lump sum or installments) as specified by the director at the time of his or her deferral election. During 2001, Directors Brooks, Jones, Link, Lowder, Mullis, Reaves, Russell, and Wallace deferred compensation pursuant to such plan.

Executive Officers

The following table contains information about the current executive officers of Uwharrie Capital Corp, Anson Bank & Trust Co., the Bank of Stanly and its subsidiary, The Strategic Alliance Corporation.

Name and Age	Current Positions with Company and/or Subsidiary	Employed Since
Roger L. Dick (51)	Chief Executive Officer of Uwharrie Capital Corp	1983

Ronald B. Davis (54)	President of Uwharrie Capital Corp, President and Chief Executive Officer of the Bank of Stanly, and President and Chief Executive Officer of Anson Bank & Trust Co.	1997

Christy D. Stoner (37)	President and Chief Executive Officer of The Strategic Alliance Corporation, President and Chief Executive Officer, BOS Agency, Inc., and President and Chief Executive Officer, Strategic Investment Advisors, Inc.	1991

Executive Compensation

The following table shows for 2001, 2000, and 1999 the compensation paid to or received or deferred by the executive officers of Uwharrie Capital Corp and its direct and indirect subsidiaries. No other current executive officers received compensation for the years indicated which exceeded $100,000.

SUMMARY COMPENSATION TABLE

	Annual Compensation			Long-Term Compensation
Awards
Name and Principal Position
	Year	Salary ($)(1)	Bonus ($)(2)	Options (#)(3)	All Other Compensation ($)(4)
Roger L. Dick, Chief Executive Officer of Uwharrie Capital Corp	2001 2000 1999	157,833 165,298 135,163	20,404 49,610 38,258	0 0 54,100	5,100 5,250 4,863

Ronald B. Davis, President of Uwharrie Capital Corp; President and Chief Executive Officer of the Bank of Stanly and Anson Bank & Trust Co.	2001 2000 1999	157,833 158,802 135,163	20,404 49,595 38,268	0 0 72,000	3,300 5,250 3,010

Christy D. Stoner, President and Chief Executive Officer of The Strategic Alliance Corporation, BOS Agency, Inc., and Strategic Investment Advisors, Inc.	2001 2000 1999	118,583 117,572 84,167	14,829 34,878 19,208	0 0 69,400	3,600 3,442 2,584

(1)	Includes amounts deferred at the officers’ election pursuant to Uwharrie Capital Corp’s Section 401(k) savings plan.
(2)
Includes all cash bonuses received for each year. At the end of each year Uwharrie Capital Corp’s Board of Directors may approve the payment of annual cash bonuses to individual officers based on Uwharrie Capital Corp’s results of operations and their individual performance during the year. The payment and amounts of any such bonuses are determined by Uwharrie Capital Corp’s Board of Directors. In addition to discretionary cash bonuses, Uwharrie Capital Corp maintained an incentive plan under which, at the end of each calendar quarter, each of certain officers and employees could receive a cash bonus (equal to 5.0% of their quarterly salary) if Uwharrie Capital Corp’s financial performance for that quarter equaled or exceeded budgeted amounts.

(3)
The number of shares covered by options increased as a result of a 3% stock dividend declared in December 1996, a 5% stock dividend in 1997, a 2-for-1 stock split in 1998, and 3% stock dividends declared in November 1999, 2000, and 2001.

(4)	Consists entirely of Uwharrie Capital Corp’s contributions on behalf of the executive officers to Uwharrie Capital Corp’s Section 401(k) savings plan.

Stock Options

The following table contains information with respect to stock options exercised during 2001 and held at December 31, 2001 by Roger L. Dick, Ronald B. Davis and Christy D. Stoner.

AGGREGATED OPTION EXERCISES IN 2001
AND YEAR-END OPTION VALUES

			Number of Securities Underlying Unexercised Options at 12/31/01 (#)		Value of Unexercised In-the-Money Options at 12/31/01 ($)(1)
Name	Shares Acquired on Exercise (#)	Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Roger L. Dick	11,575	30,706	118,624	11,484	174,566	3,629
Ronald B. Davis	9,674	19,551	82,273	15,285	26,761	4,830
Christy D. Stoner	0	0	65,450	14,732	20,918	4,655

(1)
Represents the aggregate fair market value at December 31, 2001 (based on a trading price of $5.50 per share) of shares underlying unexercised options held on that date, minus the aggregate exercise or purchase price of those shares.

Employee Stock Ownership Plan

On January 1, 1999, the Uwharrie Capital Corp Stock Ownership Plan and Trust became effective. Under the plan, all employees who have been employed by Uwharrie Capital Corp or any of its direct or indirect subsidiaries for one year and attained the age of 18 are eligible to participate. Pursuant to the plan, 224,726 dividend adjusted shares were placed in trust with Roger L. Dick, Ronald B. Davis, Christy D. Stoner, Lorelei V. Misenheimer, Jacqueline S. Jernigan and Barbara S. Williams as trustees.

Transactions with Management

The Bank of Stanly, Anson Bank & Trust Co., and The Strategic Alliance Corporation have had, and expect to have in the future, banking transactions in the ordinary course of business with certain of the directors and executive officers and their associates of Uwharrie Capital Corp and its direct and indirect subsidiaries. All loans included in such transactions were made on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than the normal risk of collectibility or present other unfavorable features.

Beneficial Ownership of Voting Securities

As of March 31, 2002, there were no persons who were known to management of Uwharrie Capital Corp to beneficially own more than 5% of Uwharrie Capital Corp’s common stock. The following table lists the individual beneficial ownership of Uwharrie Capital Corp’s common stock as of March 31, 2002, by Uwharrie Capital Corp’s current directors and by all current directors and executive officers of Uwharrie Capital Corp as a group. No current director or executive officer owned more than 1% of the shares outstanding on March 31, 2002.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1, 2)
Charles E. Allen Badin, NC	2,929	(3)

Cynthia H. Beane Albemarle, NC	22,926	(4)

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1, 2)

Joe S. Brooks Albemarle, NC	19,499

Ronald T. Burleson Richfield, NC	15,344	(5)

Bill C. Burnside, D.D.S. Albemarle, NC	10,478	(6)

Gail C. Burris New London, NC	1,309	(7)

David M. Jones, D.V.M. Asheboro, NC	2,184

Kyle H. Josey Norwood, NC	819

B. Franklin Lee Norwood, NC	4,370

James F. Link, D.V.M. New London, NC	11,709	(8)

Joyce H. Little Oakboro, NC	1,452

Buren Mullis Locust, NC	32,781

John P. Murray, M.D. Albemarle, NC	16,743

Kent E. Newport Albemarle, NC	3,599	(9)

George T. Reaves Mt. Gilead, NC	8,795

A. James Russell Albemarle, NC	2,405

Don M. Russell Locust, NC	1,030

Hugh E. Wallace Wadesboro, NC	58,176
All current directors and executive officers as a group (21 persons) (10)	497,867

(1)
Except as otherwise noted, to the best knowledge of management of Uwharrie Capital Corp, the individuals named or included in the group above exercise sole voting and investment power with respect to all shares shown as beneficially owned. The calculations of the percentage of class beneficially owned by each individual are based on a total of 6,064,568 shares currently outstanding plus the number of shares capable of being issued to that individual (if any) within 60 days upon the exercise of stock options held by that individual (if any).

(2)
Includes shares over which the named individual shares voting and investment power as follows: Mr. Allen—26 shares; Mr. Brooks—8,115 shares; Dr. Burnside—8,380 shares; Dr. Link—8,741 shares; Dr. Murray—12,763 shares; Mr. J. Russell—396 shares; and Mr. Wallace—58,176 shares.

(3)	Includes 217 shares held by Mr. Allen as custodian for minor children.
(4)	Includes 21,903 shares held by Ms. Beane as independent trustee for the Raymond J. Miller Charitable Remainder Unitrust.
(5)	Includes 764 shares held by Mr. Burleson’s spouse.
(6)	Includes 1,267 shares held by Dr. Burnside as custodian for minor child and 395 shares held by Dr. Burnside’s spouse.
(7)	Includes 436 shares held by Ms. Burris’ spouse.
(8)	Includes 873 shares held by Dr. Link’s spouse.
(9)	Includes 2,038 shares held by Mr. Newport as custodian for minor children.
(10)	Includes an aggregate of 251,838 shares which executive officers included in the group own or could purchase under stock options exercisable within 60 days.

SUPERVISION AND REGULATION

Regulation of Uwharrie Capital Corp

Federal Regulation.    Uwharrie Capital Corp is subject to examination, regulation and periodic reporting under the Bank Holding Company Act of 1956, as amended, as administered by the Federal Reserve Board. The Federal Reserve Board has adopted capital adequacy guidelines for bank holding companies on a consolidated basis.

Uwharrie Capital Corp is required to obtain the prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or bank holding company. We must obtain prior Federal Reserve Board approval to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, it would, directly or indirectly, own or control more than five percent of any class of voting shares of such bank or bank holding company.

The merger or consolidation of Uwharrie Capital Corp with another bank holding company, or the acquisition by Uwharrie Capital Corp of the stock or assets of another bank, or the assumption of liability by Uwharrie Capital Corp to pay any deposits in another bank, will require the prior written approval of the primary federal bank regulatory agency of the acquiring or surviving bank under the federal Bank Merger Act. The decision is based upon a consideration of statutory factors similar to those outlined above with respect to the Bank Holding Company Act. In addition, in certain such cases an application to, and the prior approval of, the Federal Reserve Board under the Bank Holding Company Act and/or the North Carolina Banking Commission may be required.

Uwharrie Capital Corp is required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of Uwharrie Capital Corp’s consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. Such notice and approval is not required for a bank holding company that would be treated as “well capitalized” under applicable regulations of the Federal Reserve Board, that has received a composite “1” or “2” rating at its most recent bank holding company inspection by the Federal Reserve Board, and that is not the subject of any unresolved supervisory issues.

The status of Uwharrie Capital Corp as a registered bank holding company under the Bank Holding Company Act does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

In addition, a bank holding company is prohibited generally from engaging in, or acquiring five percent or more of any class of voting securities of any company engaged in, non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking as to be a proper incident thereto are:

•	making or servicing loans;

•	performing certain data processing services;

•	providing discount brokerage services;

•	acting as fiduciary, investment or financial advisor;

•	leasing personal or real property;

•	making investments in corporations or projects designed primarily to promote community welfare; and

•	acquiring a savings and loan association.

In evaluating a written notice of such an acquisition, the Federal Reserve Board will consider various factors, including among others the financial and managerial resources of the notifying bank holding company and the relative public benefits and adverse effects which may be expected to result from the performance of the activity by an affiliate of such company. The Federal Reserve Board may apply different standards to activities proposed to be commenced de novo and activities commenced by acquisition, in whole or in part, of a going concern. The required notice period may be extended by the Federal Reserve Board under certain circumstances, including a notice for acquisition of a company engaged in activities not previously approved by regulation of the Federal Reserve Board. If such a proposed acquisition is not disapproved or subjected to conditions by the Federal Reserve Board within the applicable notice period, it is deemed approved by the Federal Reserve Board.

However, with the passage of the Gramm-Leach-Bliley Financial Services Modernization Act of 1999, which became effective on March 11, 2000, the types of activities in which bank holding companies may engage were significantly expanded. Subject to various limitations, the Modernization Act generally permits a bank holding company to elect to become a “financial holding company”. A financial holding company may affiliate with securities firms and insurance companies and engage in other activities that are “financial in nature”. Among the activities that are deemed “financial in nature” are, in addition to traditional lending activities, securities underwriting, dealing in or making a market in securities, sponsoring mutual funds and investment companies, insurance underwriting and agency activities, certain merchant banking activities and activities that the Federal Reserve Board considers to be closely related to banking.

A bank holding company may become a financial holding company under the Modernization Act if each of its subsidiary banks is “well capitalized” under the Federal Deposit Insurance Corporation Improvement Act prompt corrective action provisions, is well managed, and has at least a satisfactory rating under the Community Reinvestment Act. In addition, the bank holding company must file a declaration with the Federal Reserve Board that the bank holding company wishes to become a financial holding company. A bank holding company that falls out of compliance with these requirements may not be required to cease engaging in some of its activities. Uwharrie Capital Corp has not yet elected to become a financial holding company.

Under the Modernization Act, the Federal Reserve Board serves as the primary “umbrella” regulator of financial holding companies, with supervisory authority over each parent company and limited authority over its subsidiaries. Expanded financial activities of financial holding companies generally will be regulated according to the type of such financial activity: banking activities by banking regulators, securities activities by securities regulators, and insurance activities by insurance regulators. The Modernization Act also imposes additional restrictions and heightened disclosure requirements regarding private information collected by financial institutions. We cannot predict the full sweep of the new legislation.

Capital Requirements.    The Federal Reserve Board uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses.

The Federal Reserve Board’s capital guidelines establish the following minimum regulatory capital requirements for bank holding companies:

•	a leverage capital requirement expressed as a percentage of total assets;

•	a risk-based requirement expressed as a percentage of total risk-weighted assets; and

•	a Tier 1 leverage requirement expressed as a percentage of total assets.

The leverage capital requirement consists of a minimum ratio of total capital to total assets of 4%, with an expressed expectation that banking organizations generally should operate above such minimum level. The risk-based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, of which at least one-half must be Tier 1 capital (which consists principally of shareholders’ equity). The Tier 1 leverage requirement consists of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated companies, with minimum requirements of 4% to 5% for all others.

The risk-based and leverage standards presently used by the Federal Reserve Board are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels.
The Federal Reserve Board’s regulations provide that the foregoing capital requirements will generally be applied on a bank-only (rather than a consolidated) basis in the case of a bank holding company with less than $150 million in total consolidated assets.

Source of Strength for Subsidiaries.    Bank holding companies are required to serve as a source of strength for their depository institution subsidiaries, and if their depository institution subsidiaries become undercaptialized, bank holding companies may be required to guarantee the subsidiaries’ compliance with capital restoration plans filed with their bank regulators, subject to certain limits.

The Federal Deposit Insurance Corporation Improvement Act of 1991 requires the federal bank regulatory agencies biennially to review risk-based capital standards to ensure that they adequately address interest rate risk, concentration of credit risk and risks from non-traditional activities and, since adoption of the Riegle Community Development and Regulatory Improvement Act of 1994, to do so taking into account the size and activities of depository institutions and the avoidance of undue reporting burdens. In 1995, the agencies adopted regulations requiring as part of the assessment of an institution’s capital adequacy the consideration of (a) identified concentrations of credit risks, (b) the exposure of the institution to a decline in the value of its capital due to changes in interest rates and (c) the application of revised conversion factors and netting rules on the institution’s potential future exposure from derivative transactions.

In addition, the agencies in September 1996 adopted amendments to their respective risk-based capital standards to require banks and bank holding companies having significant exposure to market risk arising from, among other things, trading of debt instruments, (1) to measure that risk using an internal value-at-risk model conforming to the parameters established in the agencies’ standards and (2) to maintain a commensurate amount of additional capital to reflect such risk. The new rules were adopted effective January 1, 1997, with compliance mandatory from and after January 1, 1998.

Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, depository institutions are liable to the FDIC for losses suffered or anticipated by the FDIC in connection with the default of a commonly controlled depository institution or any assistance provided by the FDIC to such an institution in danger of default. This law is applicable to the extent that Uwharrie Capital Corp maintains as a separate subsidiary a depository institution in addition to the Banks.

Subsidiary banks of a bank holding company are subject to certain quantitative and qualitative restrictions imposed by the Federal Reserve Act on any extension of credit to, or purchase of assets from, or letter of credit on behalf of, the bank holding company or its subsidiaries, and on the investment in or acceptance of stocks or securities of such holding company or its subsidiaries as collateral for loans. In addition, provisions of the Federal Reserve Act and Federal Reserve Board regulations limit the amounts of, and establish required procedures and credit standards with respect to, loans and other extensions of credit to officers, directors and principal shareholders of the Banks, Uwharrie Capital Corp, any subsidiary of Uwharrie Capital Corp and related interests of such persons. Moreover, subsidiaries of bank holding companies are prohibited from engaging in certain tie-in arrangements (with the holding company or any of its subsidiaries) in connection with any extension of credit, lease or sale of property or furnishing of services.

Any loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to a priority of payment. This priority would also apply to guarantees of capital plans under Federal Deposit Insurance Corporation Improvement Act.

Branching

Under the Riegle Act, the Federal Reserve Board may approve bank holding company acquisitions of banks in other states, subject to certain aging and deposit concentration limits. As of June 1, 1997, banks in one state may merge with banks in another state, unless the other state has chosen not to implement this section of the Riegle Act. These mergers are also subject to similar aging and deposit concentration limits.

North Carolina “opted-in” to the provisions of the Riegle Act. Since July 1, 1995, an out-of-state bank that did not already maintain a branch in North Carolina was permitted to establish and maintain a de novo branch in North Carolina, or acquire a branch in North Carolina, if the laws of the home state of the out-of-state bank permit North Carolina banks to engage in the same activities in that state under substantially the same terms as permitted by North Carolina. Also, North Carolina banks may merge with out-of-state banks, and an out-of-state bank resulting from such an interstate merger transaction may maintain and operate the branches in North Carolina of a merged North Carolina bank, if the laws of the home state of the out-of-state bank involved in the interstate merger transaction permit interstate merger.

Regulation of the Banks

Anson Bank & Trust Co. and the Bank of Stanly are extensively regulated under both federal and state law. Generally, these laws and regulations are intended to protect depositors and borrowers, not shareholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable law or regulation may have a material effect on the business of Uwharrie Capital Corp and our banks.

State Law.     Our banks are subject to extensive supervision and regulation by the North Carolina Commissioner of Banks. The Commissioner oversees state laws that set specific requirements for bank capital and regulate deposits in, and loans and investments by, banks, including the amounts, types, and in some cases, rates. The Commissioner supervises and performs periodic examinations of North Carolina-chartered banks to assure compliance with state banking statutes and regulations, and our banks are required to make regular reports to the Commissioner describing their resources, assets, liabilities and financial condition in detail. Among other things, the Commissioner regulates mergers and consolidations of state-chartered banks, the payment of dividends, loans to officers and directors, record keeping, types and amounts of loans and investments, and the establishment of branches.

Deposit Insurance.    As member institutions of the FDIC, our banks’ deposits are insured up to a maximum of $100,000 per depositor. The Bank of Stanly’s deposits are insured through the Bank Insurance Fund and Anson Bank & Trust Co.’s deposits are insured by the Savings Association Insurance Fund both of which are administered by the FDIC. Each member institution is required to pay semi-annual deposit insurance premium assessments to the FDIC.

Capital Requirements.    The federal banking regulators have adopted certain risk-based capital guidelines to assist in the assessment of the capital adequacy of a banking organization’s operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit, and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

A banking organization’s risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which include off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. “Tier 1,” or core capital, includes common equity, qualifying noncumulative perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangibles, subject to certain exceptions. “Tier 2,” or supplementary capital, includes among other things, limited-life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt, and the allowance for loan and lease losses, subject to certain limitations and less required deductions. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. Banks and bank holding companies subject to the risk-based capital guidelines are required to maintain a ratio of Tier 1 capital to risk-weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. The appropriate regulatory authority may set higher capital requirements when particular circumstances warrant. As of March 31, 2002, the Bank of Stanly was classified as “well-capitalized” with Tier 1 and Total Risk-Based Capital of 11.43% and 12.71% respectively. As of March 31, 2002, Anson Bank & Trust Co. was classified as “well-capitalized” with Tier 1 and Total Risk-Based Capital of 21.36% and 22.61% respectively.

The federal banking agencies have adopted regulations specifying that they will include, in their evaluations of a bank’s capital adequacy, an assessment of the bank’s interest rate risk exposure. The standards for measuring the adequacy and effectiveness of a banking organization’s interest rate risk management include a measurement of board of director and senior management oversight, and a determination of whether a banking organization’s procedures for comprehensive risk management are appropriate for the circumstances of the specific banking organization.

Failure to meet applicable capital guidelines could subject a banking organization to a variety of enforcement actions, including limitations on its ability to pay dividends, the issuance by the applicable regulatory authority of a capital directive to increase capital and, in the case of depository institutions, the termination of deposit insurance by the FDIC, as well as the measures described under the Federal Deposit Insurance Corporation Improvement Act described below, as applicable to undercapitalized institutions. In addition, future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of our banks to grow and could restrict the amount of profits, if any, available for the payment of dividends to the shareholders.

Federal Deposit Insurance Corporation Improvement Act of 1991.    In December 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act, which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to several other federal banking statutes. The act provides for, among other things:

•	publicly available annual financial condition and management reports for certain financial institutions, including audits by independent accountants,

•	the establishment of uniform accounting standards by federal banking agencies,

•
the establishment of a “prompt corrective action” system of regulatory supervision and intervention, based on capitalization levels, with greater scrutiny and restrictions placed on depository institutions with lower levels of capital,

•	additional grounds for the appointment of a conservator or receiver, and

•	restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements.

The Federal Deposit Insurance Corporation Improvement Act also provides for increased funding of the FDIC insurance funds and the implementation of risk-based premiums.

A central feature of the Federal Deposit Insurance Corporation Improvement Act is the requirement that the federal banking agencies take “prompt corrective action” with respect to depository institutions that do not meet minimum capital requirements. Pursuant to act, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” An institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity.

The Federal Deposit Insurance Corporation Improvement Act provides the federal banking agencies with significantly expanded powers to take enforcement action against institutions which fail to comply with capital or other standards. Such action may include the termination of deposit insurance by the FDIC or the appointment of a receiver or conservator for the institution. The act also limits the circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver.

Miscellaneous.    The dividends that may be paid by the Banks are subject to legal limitations. In accordance with North Carolina banking law, dividends may not be paid unless our banks’ capital surpluses are at least 50% of its paid-in capital.

The earnings of our banks will be affected significantly by the policies of the Federal Reserve Board, which is responsible for regulating the United States money supply in order to mitigate recessionary and inflationary pressures. Among the techniques used to implement these objectives are open market transactions in United States government securities, changes in the rate paid by banks on bank borrowings, and changes in reserve requirements against bank deposits. These techniques are used in varying combinations to influence overall growth and distribution of bank loans, investments, and deposits, and their use may also affect interest rates charged on loans or paid for deposits.

The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national economy and money markets, as well as the effect of actions by monetary and fiscal authorities, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of our banks.

Community Reinvestment Act.    Our banks are subject to the provisions of the Community Reinvestment Act of 1977, as amended. Under the terms of the act, the appropriate federal bank regulatory agency is required, in connection with the examination of a bank, to assess such bank’s record in meeting the credit needs of the community served by that bank, including low and moderate-income neighborhoods. The regulatory agency’s assessments of our banks’ records are made available to the public. Such an assessment is required of any bank that has applied for any application for a domestic deposit-taking branch, relocation of a main office, branch or ATM, merger or consolidation with or acquisition of assets or assumption of liabilities of a federally insured depository institution.

Under the Community Reinvestment Act regulations, banks with assets of less than $250,000,000 that are independent or affiliated with a holding company with total banking assets of less than $1 billion, are subject to streamlined small bank performance standards and much less stringent data collection and reporting requirements than larger banks. The agencies emphasize that small banks are not exempt from the act’s requirements. The streamlined performance method for small banks focuses on the bank’s loan-to-deposit ratio, adjusted for seasonal variations and as appropriate, other lending-related activities, such as loan originations for sale to secondary markets or community development lending or qualified investments; the percentage of loans and, as appropriate, other lending-related activities located in our banks’ assessment areas; our banks’ records of lending to and, as appropriate, other lending-related activities for borrowers of different income levels and businesses and farms of different sizes; the geographic distribution of our banks’ loans given its assessment areas, capacity to lend, local economic conditions, and lending opportunities; and our banks’ records of taking action, if warranted, in response to written complaints about their performances in meeting the credit needs of its assessment areas.

Regulatory agencies will assign a composite rating of “outstanding,” “satisfactory,” “needs to improve,” or “substantial noncompliance” to the institution using the foregoing ground rules. A bank’s performance need not fit each aspect of a particular rating profile in order for the bank to receive that rating; exceptionally strong performance with respect to some aspects may compensate for weak performance in others, and the bank’s overall performance must be consistent with safe and sound banking practices and generally with the appropriate rating profile. To earn an outstanding rating, the bank first must exceed some or all of the standards mentioned above. The agencies may assign a “needs to improve” or “substantial noncompliance” rating depending on the degree to which the bank has failed to meet the standards mentioned above.

The regulation further states that the agencies will take into consideration these CRA ratings when considering any application and that a bank’s record of performance may be the basis for denying or conditioning the approval of an application.

Change of Control

State and federal law restricts the amount of voting stock of a bank holding company or a bank that a person may acquire without the prior approval of banking regulators. The overall effect of such laws is to make it more difficult to acquire a bank holding company or bank by tender offer or similar means than it might be to acquire control of another type of corporation.

Pursuant to North Carolina law, no person may, directly or indirectly, purchase or acquire voting stock of any bank holding company or bank which would result in the change of control of that entity unless the Commissioner first shall have approved such proposed acquisition. A person will be deemed to have acquired “control” of the bank holding company or the bank if he, she or it, directly or indirectly, (i) owns, controls or has the power to vote 10% or more of the voting stock of the bank holding company or bank, or (ii) possesses the power to direct or cause the direction of its management and policy.

Federal law imposes additional restrictions on acquisitions of stock in bank holding companies and FDIC-insured banks. Under the federal Change in Bank Control Act and the regulations thereunder, a person or group acting in concert must give advance notice to the Federal Reserve Board or the FDIC before directly or indirectly acquiring the power to direct the management or policies of, or to vote 25% or more of any class of voting securities of, any bank holding company or federally-insured bank. Upon receipt of such notice, the federal regulator either may approve or disapprove the acquisition. The Change in Bank Control Act generally creates a rebuttable presumption of a change in control if a person or group acquires ownership or control of or the power to vote 10% or more of any class of a bank holding company or bank’s voting securities; the bank holding company has a class of securities that are subject to registration under the Securities Exchange Act of 1934; and, following such transaction, no other person owns a greater percentage of that class of securities.

Government Monetary Policy and Economic Controls

As a bank holding company whose primary asset is the ownership of the capital stock of a commercial bank and a savings bank, Uwharrie Capital Corp is directly affected by the government monetary policy and the economy in general. The actions and policies of the Federal Reserve Board which acts as the nation’s central bank can directly affect money supply and, in general, affect a bank’s lending activities by increasing or decreasing their costs and availability of funds. An important function of the Federal Reserve Board is to regulate the national supply of bank credit in order to combat recession and curb inflation pressures. Among the instruments of monetary policy used by the Federal Reserve Board to implement these objectives are open market operations in U.S. Government securities, changes in the discount rate and surcharge, if any, on member bank borrowings, and changes in reserve requirements against bank deposits. These methods are used in varying combinations to influence overall growth of bank loans, investments and deposits, and interest rates charged on loans or paid for deposits. Our banks are not members of the Federal Reserve System but are subject to reserve requirements imposed by the Federal Reserve Board on non-member banks. The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of banks in the past and are expected to continue to do so in the future.

We cannot predict what legislation might be enacted or what regulations might be adopted, or if enacted or adopted, the effect thereof on our operations.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material provisions of Uwharrie Capital Corp’s Articles of Incorporation and Bylaws.

General

The Articles of Incorporation of Uwharrie Capital Corp authorize the issuance of 30,000,000 shares of capital stock, consisting of 20,000,000 shares of common stock, par value $1.25 per share and 10,000,000 shares of preferred stock.

Upon completion of the offering, assuming the sale of all 1,275,000 shares offered, there will be 7,073,173 shares of common stock outstanding and no shares of preferred stock issued and outstanding. Up to an additional 434,747 shares of common stock will be issuable upon exercise of outstanding options granted under the Incentive Stock Option Plan, 25,344 shares issuable pursuant to the Uwharrie Capital Corp Stock Ownership Plan and Trust, and 23,376 shares issuable pursuant to the Uwharrie Capital Corp Employee Stock Purchase Plan. See “MANAGEMENT - Stock Options” and “MANAGEMENT - “Employee Stock Ownership Plan”.

Common Stock

Dividend Rights.    As a North Carolina corporation, Uwharrie Capital Corp is not directly subject to the restrictions on the payment of dividends applicable to our banks. Holders of shares of Uwharrie Capital Corp’s common stock are entitled to receive such cash dividends as our Board of Directors may declare out of funds legally available therefor. However, the payment of dividends by Uwharrie Capital Corp will be subject to the restrictions of North Carolina law applicable to the declaration of dividends by a business corporation. Under such provisions, cash dividends may not be paid if a corporation will not be able to pay its debts as they become due in the usual course of business after making such cash dividend distribution or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain liquidation preferential rights. Our ability to pay dividends to the holders of our shares of common stock is, at least at the present time, largely dependent upon the amount of dividends our subsidiaries pay to Uwharrie Capital Corp.

Voting Rights.    Each share of Uwharrie Capital Corp’s common stock entitles the holder thereof to one vote on all matters upon which shareholders have the right to vote. In addition, our Board of Directors consists of eighteen (18) directors and is classified so that approximately one-third of the directors will be elected each year. Shareholders of Uwharrie Capital Corp are not entitled to cumulate their votes for the election of directors.

Liquidation Rights.    In the event of any liquidation, dissolution or winding up of Uwharrie Capital Corp, the holders of shares of our common stock are entitled to receive, after payment of all our debts and liabilities, all remaining assets of Uwharrie Capital Corp available for distribution in cash or in kind. In the event of any liquidation, dissolution or winding up of any of our subsidiaries, Uwharrie Capital Corp, as the holder of all shares of each subsidiary’s common stock, would be entitled to receive payment of all debts and liabilities of such subsidiary (including all deposits and accrued interest thereon if it is a bank) and all remaining assets of such subsidiary available for distribution in cash or in kind.

Preemptive Rights; Redemption.    Holders of shares of our common stock are not entitled to preemptive rights with respect to any shares that may be issued. Our common stock is not subject to call or redemption.

Preferred Stock

The authorized preferred stock is available for issuance from time to time at the discretion of the Board of Directors without shareholder approval. The Board of Directors has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes (if any) to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. Depending upon the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.

Authorized But Unissued Shares

North Carolina law does not require shareholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable the Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Certain Articles and Bylaw Provisions Having Potential Anti-Takeover Effects

General.    The following is a summary of the material provisions of Uwharrie Capital Corp’s Articles of Incorporation and Bylaws which address matters of corporate governance and the rights of shareholders. Certain of these provisions may delay or prevent takeover attempts not first approved by the Board of Directors of Uwharrie Capital Corp (including takeovers which certain shareholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders. All references to the Articles of Incorporation and Bylaws are to the Uwharrie Capital Corp’s Articles of Incorporation and Bylaws in effect as of the date of this prospectus.

Classification of the Board of Directors.    The Bylaws provide that the number of directors shall be eighteen (18) and shall be divided into three classes, Class I, Class II and Class III, which shall be as nearly equal in number as possible. Each director shall serve for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which the director was elected (except for certain initial directors whose terms may be shorter than three years as necessary to effect the classification process). A director elected to fill a vacancy shall serve only until the next meeting of shareholders at which directors are elected. Due to the classification of the board, approximately one-third of its members will be elected each year, and two annual meetings will be required for Uwharrie Capital Corp’s shareholders to change a majority of the members constituting the board. Directors must be shareholders and one-third must be residents of Stanly County, North Carolina.

Removal of Directors; Filling Vacancies.    Uwharrie Capital Corp’s Bylaws provide that shareholders may remove one or more of the directors with or without cause. Vacancies occurring in the Board of Directors may be filled by the shareholders or a majority of the remaining directors, even though less than a quorum, or by the sole remaining director.

Supermajority Vote Requirement.    Uwharrie Capital Corp’s Articles of Incorporation provide that the affirmative vote of 66 and 2/3 percent of all votes entitled to be cast on certain matters be obtained before such matter is approved. Such matters are (i) the merger of Uwharrie Capital Corp with any other corporation whether or not Uwharrie Capital Corp is the surviving entity in such merger; (ii) the acquisition of all of the outstanding shares of any one or more classes or series of Uwharrie Capital Corp’s capital stock pursuant to a share exchange; (iii) the sale, lease, exchange or other disposition of all, or substantially all, of Uwharrie Capital Corp’s property and assets otherwise in the usual and regular course of is business; or (iv) any proposal to dissolve Uwharrie Capital Corp.

Amendment of Bylaws.    Subject to certain restrictions described below, either a majority of the Board of Directors or the shareholders of Uwharrie Capital Corp may amend or repeal the Bylaws. A bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board. Generally, the shareholders of Uwharrie Capital Corp may adopt, amend, or repeal the Bylaws in accordance with the North Carolina Business Corporations Act.

The Board of Directors is permitted by Uwharrie Capital Corp’s Articles of Incorporation to consider other constituents besides the shareholders if faced with a proposal that could cause a change in control. Such constituents are employees, depositors, customers, creditors and the communities in which Uwharrie Capital Corp and its subsidiaries conduct business. Further, the board is permitted to evaluate the competence, experience and integrity of any proposed acquiror as well as the prospects for success of such a takeover proposal from a regulatory perspective.

Special Meetings of Shareholders.    Uwharrie Capital Corp’s Bylaws provide that special meetings of shareholders may be called by the Chief Executive Officer, the President, the Secretary, the Chairman of the Board of Directors, or Board of Directors of Uwharrie Capital Corp. The Board of Directors shall call a special meeting upon the written request of the holders of one-tenth (1/10) of all outstanding voting shares.

Certain Provisions of North Carolina Law

Uwharrie Capital Corp is subject to the North Carolina Shareholder Protection Act and the North Carolina Control Share Acquisition Act, each of which, if applicable, would hinder the ability of a third party to acquire control of either Uwharrie Capital Corp or our banks. The Shareholder Protection Act generally requires that, unless certain “fair price” and other conditions are met, the affirmative vote of the holders of 95% of the voting shares of a corporation is necessary to adopt or authorize a business combination with any other entity, if that entity is the beneficial owner, directly or indirectly, of more than 20% of the voting shares of the corporation. The Control Share Act provides that any person or party who acquires “control shares” (defined as a number of shares which, when added to other shares held, gives the holder voting power in the election of directors equal to 20%, 33 1/3% or a majority of all voting power) may only vote those shares if the remaining shareholders of the corporation, by resolution, permit those shares to be voted. If the shareholders of the corporation permit the “control shares” to be accorded voting rights and the holder of the “control shares” has a majority of all voting power for the election of directors, the other shareholders of the corporation have the right to the redemption of their shares at the fair value of the shares as of the date prior to the date on which the vote was taken which gave voting rights to the “control shares.” The provisions of the Shareholder Protection Act and the Control Share Act may have the effect of discouraging a change of control by allowing minority shareholders to prevent a transaction favored by a majority of the shareholders. The primary purpose of these provisions is to encourage negotiations with the Board of Directors of a company by groups or corporations interested in acquiring control of Uwharrie Capital Corp.

The acquisition of more than ten percent (10%) of the outstanding Uwharrie Capital Corp’s common stock may, in certain circumstances, be subject to the provisions of the Change in Bank Control Act of 1978. The FDIC has also adopted a regulation pursuant to the Change in Bank Control Act which generally requires persons who at any time intend to acquire control of an FDIC-insured, state-chartered non-member bank, either directly or indirectly through an acquisition of control of its holding company, to provide 60 days prior written notice and certain financial and other information to the FDIC. Control for the purpose of this act exists in situations in which the acquiring party has voting control of at least twenty-five percent (25%) of any class of voting stock or the power to direct the management or policies of the bank or the holding company. However, under FDIC regulations, control is presumed to exist where the acquiring party has voting control of at least ten percent (10%) of any class of voting securities if (a) the bank or holding company has a class of voting securities which is registered under Section 12 of the 1934 Act, or (b) the acquiring party would be the largest holder of a class of voting shares of the bank or the holding company. The statute and underlying regulations authorize the FDIC to disapprove a proposed acquisition on certain specified grounds.

Prior approval of the Federal Reserve Board would be required for any acquisition of control of Uwharrie Capital Corp or our banks by any bank holding company under the BHC Act. Control for purposes of the Bank Holding Company Act would be based on, among other things, a twenty-five percent (25%) voting stock test or on the ability of the holding company otherwise to control the election of a majority of the Board of Directors of Uwharrie Capital Corp. As part of such acquisition, the acquiring company (unless already so registered) would be required to register as a bank holding company under the Bank Holding Company Act.

The 1934 Act requires that a purchaser of any class of a corporation’s securities registered under the 1934 Act notify the SEC and such corporation within ten days after its purchases exceed five percent of the outstanding shares of that class of securities. This notice must disclose the background and identity of the purchaser, the source and amount of funds used for the purchase, the number of shares owned and, if the purpose of the transaction is to acquire control of the corporation, any plans to alter materially the corporation’s business or corporate structure. In addition, any tender offer to acquire a corporation’s securities is subject to the limitations and disclosure requirements of the 1934 Act.

Indemnification of Directors and Officers

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to our directors, officers and controlling persons under the provisions discussed above or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the 1934 Act and is, therefore, unenforceable.

Registrar and Transfer Agent

The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company, New York, New York.

Shares Eligible for Future Sale

Upon completion of the offering, we expect to have 7,073,173 shares of common stock outstanding, all of which will have been registered with the SEC under the 1933 Act and therefore are eligible for resale without registration under the 1933 Act unless they were acquired by our directors, executive officers or other affiliates (collectively, “affiliates”). Our affiliates generally will be able to sell shares of the common stock only in accordance with the limitations of Rule 144 under the 1933 Act.

In general, under Rule 144 as currently in effect, an affiliate (as defined in Rule 144) may sell shares of common stock within any three-month period in an amount limited to the greater of 1% of our outstanding shares of common stock or the average weekly trading volume in our common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

As of March 31, 2002, we had outstanding options under our stock option plans to purchase an aggregate of 434,747 shares of our common stock at an exercise price equal to or less than the public offering price of the common stock, 25,344 shares of our common stock issuable under the Uwharrie Capital Corp Stock Ownership Plan and Trust, and 23,376 shares issuable pursuant to the Uwharrie Capital Corp Stock Purchase Plan.

PLAN OF DISTRIBUTION/SPONSORSHIP

Uwharrie Capital Corp has engaged The Carson Medlin Company, Raleigh, North Carolina, a registered broker-dealer, to offer the shares on a “best efforts” basis. The Carson Medlin Company can, with our consent, engage other agents to sell our common stock. The Carson Medlin Company will receive a nonrefundable fee of $35,000 and a commission of 3.0% of the purchase price for the sale of the common stock offered. If any other agents sell any common stock through an engagement with The Carson Medlin Company, they will receive a portion of that commission. However, neither The Carson Medlin Company nor any selected dealers will receive a commission for any shares sold to (1) organizers and founders of Cabarrus Bank & Trust Company, (2) directors and officers of Uwharrie Capital Corp or any of its subsidiaries, or (3) any affiliates and their related interests of such directors and officers.

The Strategic Alliance Corporation, an affiliate of Uwharrie Capital Corp, will participate in the sale of our common stock as a selected dealer pursuant to NASD Conduct Rule 2720. The Carson Medlin Company has acted as a qualified independent underwriter and has assumed all of the responsibilities of that position in accordance with NASD Conduct Rule 2720.

All proceeds received from subscription offers received and accepted until 500,000 shares are sold will be submitted directly to Alamance National Bank as Escrow Agent by noon of the next business day after receipt.

LEGAL MATTERS

Gaeta & Associates, P.A., Raleigh, North Carolina, will pass upon the legality of the securities offered by this prospectus for us.

EXPERTS

The audited financial statements of Uwharrie Capital Corp as of December 31, 2001 and 2000, included in this prospectus, have been audited by Dixon Odom PLLC, independent public accountants, as indicated in their report with respect thereto and included herein in reliance upon the authority of said firm as experts in giving said report.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus discuss future expectations, contain projections of results of operations or financial condition or state other “forward-looking” information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. We based the forward-looking information on various factors and using numerous assumptions.

Important factors that may cause actual results to differ from those contemplated by forward-looking statements include, for example:

•	the success or failure of our efforts to implement our business strategy;

•	the effect of changing economic conditions;

•	changes in government regulations, tax rates and similar matters;

•	our ability to attract and retain quality employees; and

•	other risks which may be described in our future filings with the SEC.

We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements other than material changes to such information.

WHERE YOU CAN GET MORE INFORMATION

At your request, we will provide you, without charge, a copy of any exhibits to our registration statement incorporated by reference in this prospectus. If you want more information, write or call us at:

Uwharrie Capital Corp	Cabarrus Bank & Trust Company (Proposed)
Post Office Box 338	Post Office Box 1970
Albemarle, North Carolina 28002-0338	Concord, North Carolina 28026-1970
(704) 982-4415	(704) 262-3855

We are subject to the informational requirements of the 1934 Act and as required by the 1934 Act we file reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by us may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549. Our SEC filings are also available to the public on the SEC Internet site at http://www.sec.gov.

UWHARRIE CAPITAL CORP & SUBSIDIARIES

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	March 31, 2002	December 31, 2001(*)
	(unaudited)
	(In thousands)
ASSETS
Cash and due from banks	$7,233	$8,751
Interest-bearing deposits with banks	1,903	1,944
Securities available for sale:
U.S. Treasury	2,056	2,088
U.S. Government agencies	13,082	13,966
State and political subdivisions	13,704	13,747
Other securities	2,450	2,448

Total securities	31,292	32,249

Loans (Note 2)	188,836	185,610
Less: Allowance for loan losses	2,187	2,180

Loans, net	186,649	183,430

Premises and equipment, net	5,526	4,955
Interest receivable	1,368	1,247
Other assets	6,518	6,192

Total assets	$240,489	$238,768

LIABILITIES
Deposits:
Demand, noninterest-bearing	$24,600	$25,047
Interest checking and money market accounts	39,485	40,585
Savings deposits	44,369	41,985
Time deposits, $100,000 and over	15,111	21,099
Other time deposits	46,073	44,799

Total deposits	169,638	173,515

Federal funds purchased	5,300	775
Securities sold under repurchase agreements	2,328	2,477
Commercial paper	3,564	6,225
Other short-term borrowed funds	4,700	700
Long-term debt	32,884	33,433
Interest payable	424	333
Other liabilities	1,045	754

Total liabilities	219,883	218,212

Off balance sheet items, commitments and contingencies (Note 4)

SHAREHOLDERS’ EQUITY
Common stock, $1.25 par value: 20,000,000 shares authorized;
Issued and outstanding: 5,812,730 and 5,868,174 shares, respectively	7,266	7,335
Additional paid-in capital	7,250	7,486
Unearned ESOP compensation	(1,096)	(1,096)
Retained earnings	6,847	6,340
Accumulated other comprehensive income	339	491

Total shareholders’ equity	20,606	20,556

Total liabilities and shareholders’ equity	$240,489	$238,768

(*)	Derived from audited financial statements.

See accompanying notes.

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	Three Months Ended March 31,
	2002	2001
	(In thousands)
INTEREST INCOME:
Loans, including fees	$3,230	$3,898
Interest on securities:
U.S. Treasury	24	8
U.S. Government agencies	211	296
State and political subdivisions	189	163
Other securities	33	58
Interest-bearing deposits with banks and Federal Funds sold	10	20

Total interest income	3,697	4,443

INTEREST EXPENSE:
Time deposits, $100,000 and over	169	321
Other interest-bearing deposits	765	1,266
Federal funds purchased and securities sold under repurchase agreements	18	44
Other short-term borrowed funds	18	185
Long-term debt	448	486

Total interest expense	1,418	2,302

NET INTEREST INCOME	2,279	2,141
Provision for loan losses	86	53

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	2,193	2,088

NONINTEREST INCOME:
Service charges on deposit accounts	337	338
Other service fees and commissions	389	232
Gain on securities sold	—	211
Gain on mortgages sold	157	27
Other income	70	27

Total noninterest income	953	835

NONINTEREST EXPENSE:
Salaries, wages and employee benefits	1,365	1,238
Net occupancy expense	117	95
Equipment expense	169	160
Data processing	162	183
Other operating expenses	598	552

Total noninterest expense	2,411	2,228

INCOME BEFORE INCOME TAXES	735	695

Provision for income taxes	228	221

NET INCOME	$507	$474

Net Income Per Common Share
Basic	$.09	$.08
Assuming dilution	$.09	$.08
Weighted Average Shares Outstanding
Basic	5,650,080	5,702,508
Effect of dilutive stock options	105,901	106,750

Assuming dilution	5,755,981	5,809,258

See accompanying notes.

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

	Common Stock	Additional Paid-in Capital	Common Stock Subscriptions Receivable	ESOP Notes Receivable	Undivided Profits	Accumulated Other Comprehensive Income	Total
	(in thousands)
Balance, December 31, 2001	$7,335	$7,486	$—	$(1,096)	$6,340	$491	$20,556
Comprehensive income
Net income	—	—	—	—	507	—	507
Other comprehensive income, net of tax	—	—	—	—	—	—	—
Net increase (decrease) in fair value of securities available for sale	—	—	—	—	—	(152)	(152)

Total comprehensive income							355

Stock options issued	—	—	—	—	—	—	—
Repurchase of common stock	(69)	(236)					(305)

Balance, March 31, 2002	$7,266	$7,250	$—	$(1,096)	$6,847	$339	$20,606

See accompanying notes.

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(in thousands)

	Three Months Ended
	March 31, 2002	March 31, 2001
OPERATING ACTIVITIES
Net income	$507	$474
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation	124	117
Amortization (accretion) of security premiums (discounts)	19	2
Provision for loan losses	86	53
Deferred income tax (benefit) expense	(78)	37
Net realized (gain) loss on available for sale securities	—	(211)
Gain on sale of mortgage loans	(157)	(27)
Net change in interest receivable	(121)	(102)
Net change in other assets	(326)	(848)
Net change in interest payable	91	67
Net change in other liabilities her liabilities	291	(180)

Net Cash Provided (Used) by Operating Activities	436	(618)

INVESTING ACTIVITIES
Net (increase) decrease in interest-bearing deposits with banks	41	(188)
Net (increase) decrease in federal funds sold	—	(800)
Proceeds from sales of securities available for sale	—	9,816
Proceeds from maturities of and payments on securities available for sale	864	1,000
Purchase of securities available for sale	—	(3,180)
Net increase in loans made to customers	(11,902)	(10,510)
Proceeds from sales of loans	8,754	3,118
Purchase of premises and equipment	(695)	(295)

Net Cash Used By Investing Activities	(2,938)	(1,039)

FINANCING ACTIVITIES
Net increase (decrease) in deposit accounts	(3,877)	8,983
Net increase (decrease) in federal funds purchased	4,525	(2,000)
Net increase (decrease) in securities sold under repurchase agreements	(149)	(1,377)
Net increase (decrease) in other short-term borrowed funds	1,339	(4,989)
Proceeds from long-term advances from Federal Home Loan Bank	—	9,000
Repayment of long-term advances from Federal Home Loan Bank	(549)	(8,274)
Repurchases of common stock	(305)	(171)
Proceeds from issuance of common stock	—	90

Net cash provided by financing activities	984	1,262

Increase (Decrease) in Cash and Due from Banks	(1,518)	(395)
Cash and Due from Banks at Beginning of Year	8,751	5,694

Cash and Due from Banks at End of Year	$7,233	$5,299

See accompanying notes.

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 1—Basis of Presentation

The financial statements and accompanying notes are presented on a consolidated basis including Uwharrie Capital Corp (the “Company”), it’s subsidiaries, Bank of Stanly (“Stanly”), Anson Bank & Trust Co. (“Anson”), and Strategic Investment Advisors, Inc. (SIA). Bank of Stanly consolidates its subsidiaries, the Strategic Alliance Corporation, BOS Agency, Inc. and Gateway Mortgage, Inc., each of which is wholly-owned by Stanly.

The information contained in the consolidated financial statements is unaudited. In the opinion of management, the consolidated financial statements have been prepared in conformity with generally accepted accounting principles and material adjustments necessary for a fair presentation of results of interim periods, all of which are of a normal recurring nature, have been made. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for an entire year. Management is not aware of economic events, outside influences or changes in concentrations of business that would require additional clarification or disclosure in the consolidated financial statements. Certain prior period amounts have been reclassified to conform to current period classifications.

The organization and business of the Company, accounting policies followed by the Company and other information are contained in the notes to consolidated financial statements filed as part of the Company’s 2001 annual report on Form 10-KSB. This quarterly report should be read in conjunction with such annual report.

Note 2—Loans

Loans outstanding at period end:
	March 31, 2002	December 31, 2001
	(in thousands)
Real estate loans	$138,977	$135,618
Commercial and industrial	36,288	35,846
Loans to individuals for household, family and other consumer expenditures	13,310	13,969
All other loans	261	177

Total	$188,836	$185,610

Note 3—Per Share Data

In the fourth quarter of 2001, the Company’s Board of Directors declared a 3% stock dividend payable on November 16, 2001 to shareholders of record on October 29, 2001. All information presented in the accompanying interim consolidated financial statements regarding earnings per share and weighted average number of shares outstanding has been computed giving effect to this stock dividend.

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

Note 4—Commitments and Contingencies

The subsidiary banks are parties to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, lines of credit and standby letters of credit. These instruments involve elements of credit risk in excess of amounts recognized in the accompanying financial statements.

The banks’ risks of loss with the unfunded loans and lines of credit or standby letters of credits is represented by the contractual amount of these instruments. The banks use the same credit policies in making commitments under such instruments as it does for on-balance sheet instruments. The amount of collateral obtained, if any, is based on management’s credit evaluation of the borrower. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Credit card commitments are unsecured. At March 31, 2002 outstanding financial instruments whose contract amounts represented credit risk were approximately:

(in thousands)
Commitments to extend credit	$24,729
Credit card commitments	5,726
Standby letters of credit	244

Total commitments	$30,699

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors
Uwharrie Capital Corp
Albemarle, North Carolina

We have audited the accompanying consolidated balance sheets of UWHARRIE CAPITAL CORP AND SUBSIDIARIES (the “Company”) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UWHARRIE CAPITAL CORP AND SUBSIDIARIES as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Sanford, North Carolina
January 22, 2002

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

	2001	2000
Assets
Cash and due from banks	$8,751,172	$5,693,872
Interest-bearing deposits with banks	1,944,246	599,582
Investment securities available for sale, at fair value	32,248,501	36,261,613
Loans	185,610,147	177,436,498
Less allowance for loan losses	2,180,600	1,795,000

Net loans	183,429,547	175,641,498
Premises and equipment, net	4,955,127	4,166,491
Interest receivable	1,247,100	1,391,857
Other assets	6,192,201	4,701,230

Total Assets	$238,767,894	$228,456,143

Liabilities and Shareholders’ Equity
Deposits:
Demand, noninterest-bearing	$25,047,367	$19,160,165
Interest checking and money market accounts	40,584,438	31,082,305
Savings accounts	41,985,122	39,834,591
Time deposits, $100,000 and over	21,099,056	18,806,549
Other time deposits	44,798,997	45,300,440

Total deposits	173,514,980	154,184,050
Federal funds purchased and securities sold under repurchase agreements	3,252,070	6,333,254
Other short-term borrowed funds	6,925,000	22,458,275
Long-term debt	33,432,902	24,779,453
Interest payable	332,959	417,456
Other liabilities	753,878	1,101,535

Total Liabilities	218,211,789	209,274,023

Commitments and contingencies (Note 10)
Shareholders’ Equity:
Common stock, $1.25 par value 20,000,000 shares authorized; shares issued and outstanding of 5,868,174 and 5,742,665, respectively	7,335,217	7,178,331
Additional paid-in capital	7,486,307	7,038,156
Common stock subscriptions receivable	—	(13,439)
Unearned ESOP compensation	(1,095,973)	(1,133,347)
Undivided profits	6,339,522	5,574,875
Accumulated other comprehensive income	491,032	537,544

Total Shareholders’ Equity	20,556,105	19,182,120

Total Liabilities and Shareholders’ Equity	$238,767,894	$228,456,143

The accompanying notes are an integral part of the consolidated financial statements.

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2001 and 2000

	2001	2000
Interest Income
Loans, including fees	$14,918,037	$14,538,010
Investment securities
U. S. Treasury	32,290	68,396
U. S. Government agencies and corporations	1,075,181	1,440,008
State and political subdivisions	706,115	790,558
Other	156,613	160,893
Interest-bearing deposits with banks and federal funds sold	113,825	82,000

Total Interest Income	17,002,061	17,079,865

Interest Expense
Time deposits, $100,000 and over	1,109,573	1,034,342
Other interest-bearing deposits	4,498,551	4,916,660
Federal funds purchased and securities sold under repurchase agreements	125,315	321,558
Other short-term borrowed funds	447,397	1,284,078
Long-term debt	1,831,244	1,396,531

Total Interest Expense	8,012,080	8,953,169

Net Interest Income	8,989,981	8,126,696
Provision for loan losses	1,178,848	931,114

Net Interest Income After Provision For Loan Losses	7,811,133	7,195,582

Noninterest Income
Service charges on deposit accounts	1,436,498	1,190,954
Other service fees and commissions	837,846	1,041,968
Gains on securities sold	439,023	128,919
Gains on mortgages sold	432,454	218,387
Other income	324,282	166,210

Total Noninterest Income	3,470,103	2,746,438

Noninterest Expense
Salaries and employee benefits	4,946,391	4,580,518
Net occupancy expense	407,768	362,724
Equipment expense	620,907	600,222
Data processing costs	695,028	609,056
Other operating expense	2,235,448	2,368,470

Total Noninterest Expense	8,905,542	8,520,990

Income before income taxes	2,375,694	1,421,030
Income taxes	670,635	248,651

Net Income	$1,705,059	$1,172,379

Net Income Per Common Share
Basic	$.30	$.21
Diluted	.30	.20
Weighted Average Shares Outstanding
Basic	5,683,121	5,659,776
Diluted	5,775,712	5,818,212

The accompanying notes are an integral part of the consolidated financial statements.

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2001 and 2000

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Common Stock Subscriptions Receivable	Unrealized ESOP Compensation	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2000	5,545,607	$6,932,009	$6,319,384	$(204,155)	$(1,167,954)	$5,406,374	(224,871)	17,060,787
Comprehensive income
Net income	—	—	—	—	—	1,172,379	—	1,172,379
Other comprehensive income
Change in net unrealized gain on securities available for sale, net of reclassification adjustments and tax	—	—	—	—	—	—	762,415	762,415

Total comprehensive income								1,934,794

Common stock issued pursuant to:
Release of ESOP shares	—	—	69,200	—	34,607	—	—	103,807
3% stock dividend	166,413	208,016	790,462	—	—	(998,478)	—	—
Stock options exercised	111,542	139,427	202,923	—	—	—	—	342,350
Repurchase of common stock	(80,897)	(101,121)	(343,813)	—	—	—	—	(444,934)
Dividends paid-fractional shares	—	—	—	—	—	(5,400)	—	(5,400)
Collections of subscriptions receivable	—	—	—	190,716	—	—	—	190,716

Balance, December 31, 2000	5,742,665	$7,178,331	$7,038,156	$(13,439)	$(1,133,347)	$5,574,875	$537,544	$19,182,120
Comprehensive income
Net income	—	—	—	—	—	1,705,059	—	1,705,059
Other comprehensive income
Change in net unrealized loss on securities available for sale, net of reclassification adjustments and tax	—	—	—	—	—	—	(46,512)	(46,512)

Total comprehensive income								1,658,547

Common stock issued pursuant to:
Release of ESOP shares	—	—	33,352	—	37,374	—	—	70,726
3% stock dividend	169,981	212,476	722,419	—	—	(934,895)	—	—
Stock options exercised	51,542	60,044	93,085	—	—	—	—	153,129
Repurchase of common stock	(96,014)	(115,634)	(400,705)	—	—	—	—	(516,339)
Dividends paid—fractional shares	—	—	—	—	—	(5,517)	—	(5,517)
Collections of subscriptions
receivable	—	—	—	13,439	—	—	—	13,439

Balance, December 31, 2001	5,868,174	$7,335,217	$7,486,307	$—	$(1,095,973)	$6,339,522	$491,032	$20,556,105

The accompanying notes are an integral part of the consolidated financial statements.

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2001 and 2000

	2001	2000
Operating Activities
Net income	$1,705,059	$1,172,379
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	481,304	418,390
Amortization (accretion) of security premiums (discounts)	35,763	(11,241)
Provision for loan losses	1,178,848	931,114
Amortization of goodwill	76,800	72,350
Deferred income tax (benefit) expense	228,800	(324,599)
Net realized gain on available for sale securities	(439,023)	(128,919)
Gain on sale of mortgage loans	(432,454)	(218,387)
Gain on sale of foreclosed properties	(26,575)	(3,004)
Gain on sale of fixed assets	(5,549)	—
Gain on sale of other assets	(24,000)	—
Release of ESOP shares	70,726	103,807
Net change in interest receivable	144,757	(226,873)
Net change in other assets	(8,197)	(601,931)
Net change in interest payable	(84,497)	145,215
Net change in other liabilities	(498,966)	(399,620)

Net Cash Provided By Operating Activities	2,402,796	928,681

Investing Activities
Net (increase) decrease in interest-bearing deposits with banks	(1,344,664)	5,907,009
Net decrease in federal funds sold	—	550,000
Proceeds from sales of securities available for sale	32,492,596	4,531,330
Proceeds from maturities and calls of securities available for sale	2,451,650	9,309,051
Purchase of securities available for sale	(22,431,874)	(2,310,890)
Net increase in loans made to customers	(49,378,187)	(40,806,980)
Net cash paid for business acquired	—	(9,906,689)
Proceeds from sales of loans	32,671,866	9,423,002
Proceeds from sales of fixed assets	406,000	—
Proceeds from sales of other assets	264,000	—
Purchase of premises and equipment	(1,670,391)	(585,082)
Cash surrender value – officers life insurance	(1,979,747)	—
Collection of receivables from prior year securities sales	—	2,460,406
Proceeds from sales of foreclosed real estate	158,623	31,566

Net Cash Used By Investing Activities	(8,360,128)	(21,397,277)

Financing Activities
Net increase in deposit accounts	19,330,930	5,182,888
Net decrease in federal funds purchased	(1,225,000)	(725,000)
Net increase (decrease) in securities sold under repurchase agreements	(1,856,184)	1,477,367
Net increase (decrease) in other short-term borrowed funds	(15,533,275)	6,300,275
Proceeds from long-term advances from Federal Home Loan Bank	20,000,000	9,000,000
Repayment of long-term advances from Federal Home Loan Bank	(11,346,551)	(2,471,552)
Repurchases of common stock	(516,339)	(444,934)
Proceeds from issuance of common stock	166,568	533,066
Dividends paid	(5,517)	(5,400)

Net Cash Provided By Financing Activities	9,014,632	18,846,710

Increase (Decrease) in Cash and Due from Banks	3,057,300	(1,621,886)
Cash and Due from Banks at Beginning of Year	5,693,872	7,315,758

Cash and Due from Banks at End of Year	$8,751,172	$5,693,872

Supplemental Disclosures of Cash Flow Information
Interest paid	$7,927,583	$8,755,642
Income taxes paid	931,200	296,200
Supplemental Schedule of Non-Cash Investing and Financing Activities
Net increase (decrease) in fair value of securities available for sale	(75,878)	762,415
Loans securitized into investment securities	8,171,878	5,773,627

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Uwharrie Capital Corp (the “Company”) was incorporated under North Carolina law for the purpose of becoming the holding company for Bank of Stanly (“Stanly”). Regulatory approval was initially sought in March 1993, and was subsequently received. On July 1, 1993, Stanly became a wholly-owned subsidiary of the Company through a one-for-one exchange of the common stock of Stanly for common stock of the Company.

Bank of Stanly was incorporated on September 28, 1983, under the laws of the State of North Carolina and began operations on January 26, 1984 in Albemarle, North Carolina. Deposits with Stanly are insured by the Federal Deposit Insurance Corporation (“FDIC”). Stanly is under regulation of both the FDIC and the North Carolina State Banking Commission. Through its five branch locations in Stanly County, Stanly provides a wide range of deposit accounts, commercial, consumer, home equity and residential mortgage loans, safe deposit boxes and automated banking.

In 1987, Stanly established a wholly-owned subsidiary, BOS Agency, Inc. (“BOS Agency”), which engages in investment and insurance product sales. In 1989, Stanly established a second wholly-owned subsidiary, BOS Financial Corporation, for the purpose of conducting business as a broker/dealer in securities. During 1993, BOS Financial Corporation changed its name to The Strategic Alliance Corporation (“Strategic Alliance”) and was licensed as a broker/dealer by the National Association of Securities Dealers.

The Company formed a new subsidiary, Strategic Investment Advisors, Inc. (“SIA”), during 1999 to provide investment advisory and asset management services. This subsidiary is registered as an investment advisor with the states of North Carolina and Florida.

On January 19, 2000, the Company completed its acquisition of Anson BanCorp, Inc. and its subsidiary, Anson Savings Bank. The savings bank retained its North Carolina savings bank charter and became a wholly-owned subsidiary of Uwharrie Capital Corp as Anson Bank & Trust Co (“Anson”). See Note 15.

On August 4, 2000, Stanly acquired another subsidiary, Gateway Mortgage, Inc. (“Gateway”), a mortgage origination company.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, Stanly, Anson, SIA and its indirectly-owned subsidiaries, BOS Agency, Strategic Alliance and Gateway. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans.

Cash Equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “Cash and due from banks.”

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securities Held To Maturity

Securities classified as held to maturity are debt securities the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

Securities Available for Sale

Available-for-sale securities consist of bonds and notes not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses on available-for-sale securities are reported as a net amount in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Allowance for Loan Losses

The provision for loan losses is based upon management’s estimate of the amount needed to maintain the allowance for loan losses at an adequate level. In making the evaluation of the adequacy of the allowance for loan losses, management gives consideration to current and anticipated economic conditions, statutory examinations of the loan portfolio by regulatory agencies, delinquency information and management’s internal review of the loan portfolio. Loans are considered impaired when it is probable that all amounts due under the contractual terms of the loan will not be collected. The measurement of impaired loans that are collateral dependent is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, or upon the fair value of the collateral if readily determinable. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require the subsidiary banks to recognize changes to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of aggregate cost or market value. At December 31, 2001 and 2000, the Company had no mortgage loans held for sale.

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Mortgage Banking Activities

Mortgage banking income represents net gains from the sale of mortgage loans and fees received from borrowers and loan investors related to the Company’s origination of single-family residential mortgage loans.

As of December 31, 2001 and 2000 the amount capitalized in connection with originating and acquiring the right to service mortgage loans was $635,835 and $389,109, respectively.

Mortgage loans serviced for others are not included in the accompanying balance sheets. The unpaid principal balances of mortgage loans serviced for others totaled $67,141,213 and $39,757,879 at December 31, 2001 and 2000, respectively.

Foreclosed Real Estate

Real estate properties acquired through foreclosure or other proceedings are initially recorded at fair value upon foreclosure, establishing a new cost basis. After foreclosure, valuations are performed and the foreclosed property is adjusted to the lower of cost or fair market value of the properties, less costs to sell. Any write-down at the time of transfer to foreclosed properties is charged to the allowance for loan losses. Subsequent write-downs are charged to other expenses. Property is evaluated regularly to ensure that the recorded amount is supported by its current fair market value.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Land is carried at cost. Additions and major replacements or betterments which extend the useful lives of premises and equipment are capitalized. Maintenance, repairs and minor improvements are expensed as incurred. Depreciation is computed principally by the straight-line method over estimated useful lives, except in the case of leasehold improvements, which are amortized over the term of the leases, if shorter. Useful lives range from five years for furniture and fixtures to ten to thirty years for leasehold improvements and buildings, respectively. Upon retirement or other disposition of the assets, the cost and the related accumulated depreciation are removed from the accounts and any gains or losses are reflected in income.

Federal Home Loan Bank Stock

As a requirement for membership, the banks invest in stock of the Federal Home Loan Bank of Atlanta (“FHLB”). This investment is carried at cost.

Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation. The Company currently accounts for its stock-based compensation plans using the accounting prescribed by Accounting Principles Board

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. Since the Company is not required to adopt the fair value based recognition provisions prescribed under SFAS No. 123, it has elected only to comply with the disclosure requirements set forth in the Statement, which include disclosing pro forma net income and net income per share as if the fair value based method of accounting had been applied. (See Note 13.)

Income Taxes

The Company and its subsidiaries file a consolidated Federal income tax return and separate North Carolina income tax returns. The provision for income taxes in the accompanying financial statements is provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Fair Value of Financial Instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying market value nor liquidation value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

•
Carrying amounts approximate fair values for cash and due from banks; interest-bearing deposits with banks; federal funds sold; accrued interest receivable and payable; variable rate loans that reprice frequently where no significant change in credit risk has occurred; variable rate money market, demand, NOW and savings accounts; variable rate time deposits; federal funds purchased and securities sold under repurchase agreements and short-term borrowed funds.

•	Quoted market prices, where available, or if not available, quoted market prices of comparable instruments are used for securities available for sale.

•
Discounted cash flows using interest rates currently being offered on instruments with similar terms and with similar credit quality are used for long-term debt; all loans, (except variable rate loans described above) and fixed rate time deposits.

Investment in Joint Venture

During 1992, the Company entered into a joint venture agreement to form Corporate Data Services, Inc. (“CDS”), a company that provides operations and data processing services for community banks. The Company had a 50% ownership interest at December 31, 2000 and utilized the equity method to account for its ownership in the joint venture. During 2001, the Company sold all of its ownership interest in CDS.

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The components of other comprehensive income and related tax effects are as follows:

	2001	2000
Securities available for sale:
Unrealized holding gains on available for sale securities	$363,610	$1,381,560
Reclassification adjustment for gains realized in income	(439,023)	(128,919)

Net unrealized gains (losses)	(75,413)	1,252,641
Tax effect	28,901	(490,226)

Net of tax amount	$(46,512)	$762,415

Earnings per Common Share

Basic earnings per share (“EPS”) excludes dilution and it is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Basic and dilutive earnings per share have been computed based upon net income as presented in the accompanying statements of income divided by the weighted average number of common shares outstanding, or assumed to be outstanding, after retroactively adjusting for the 3% stock dividends in both 2001 and 2000 as summarized below.

	2001	2000
Weighted average number of common shares used in computing basic earnings per share	5,683,121	5,659,776
Effect of dilutive stock options	92,591	158,436

Weighted average number of common shares and dilutive potential common shares used in computing diluted earnings per share	5,775,712	5,818,212

NOTE 2—INVESTMENT SECURITIES

Carrying amounts and fair values of securities available for sale are summarized below:

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury	$2,137,700	$—	$49,796	$2,087,904
U. S. Government agencies	2,383,799	59,432		2,443,231
Mortgage-backed securities	11,432,052	189,933	99,321	11,522,664
State and political	13,120,117	626,398	—	13,746,515

Total debt securities	29,073,668	875,763	149,117	29,800,314
FHLB and other stock	2,366,973	81,214	—	2,448,187

Total securities available for sale	$31,440,641	$956,977	$149,117	$32,248,501

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. Treasury	$1,000,023	$—	$1,273	$998,750
Mortgage-backed securities	18,545,618	272,823	—	18,818,441
State and political	12,501,542	585,802	—	13,087,344
Corporate bonds	1,014,184	—	25,629	988,555

Total debt securities	33,061,367	858,625	26,902	33,893,090
FHLB and other stock	2,316,973	51,550	—	2,368,523

Total securities available for sale	$35,378,340	$910,175	$26,902	$36,261,613

At December 31, 2001 and 2000, there were no debt securities being held to maturity.

The amortized cost and fair value of securities available for sale at December 31, 2001 by contractual maturities, are as follows:

	In One Year or Less	After One Year Through Five Years	After Five Years Through Ten Years	After Ten Years	Total
Amortized Cost
U.S. Treasury	—	$1,118,774	$1,018,926	$—	$2,137,700
U. S. government agencies	—	1,004,025	1,379,774	—	2,383,799
Mortgage-backed securities	—	6,090,287	2,628,578	2,713,187	11,432,052
State and political	—	2,298,622	3,273,416	7,548,079	13,120,117

Total	—	$10,511,708	$8,300,694	$10,261,266	$29,073,668

Fair Value

U.S. Treasury	—	$1,096,966	$990,938	$—	$2,087,904
U. S. government agencies	—	1,030,000	1,413,231	—	2,443,231
Mortgage-backed securities	—	6,113,129	2,605,456	2,804,079	11,522,664
State and political	—	2,358,795	3,518,721	7,868,999	13,746,515

Total	—	$10,598,890	$8,528,346	$10,673,078	$29,800,314

Weighted Average Yields
U.S. Treasury	—	3.97%	4.88%	—	4.40%
U. S. government agencies	—	5.37%	5.79%	—	5.61%
Mortgage-backed securities	—	6.62%	7.19%	7.06%	6.86%
State and political(1)	—	8.74%	8.20%	8.18%	8.28%

Total	—	6.69%	7.11%	7.88%	7.24%

(1)	Yield on tax exempt bonds computed on a tax-equivalent basis.

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Results from sales of securities available for sale for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Gross proceeds from sales	$32,492,596	$4,531,330

Realized gains from sales	$439,023	$136,689
Realized losses from sales	—	(7,770)

Net realized gains (losses)	$439,023	$128,919

At December 31, 2001 and 2000, securities available for sale with a carrying amount of $9,919,039 and $14,651,351 respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

NOTE 3—LOANS

The composition of net loans as of December 31, 2001 and 2000 is as follows:

	2001		2000
	Amount	Percent of Total	Amount	Percent of Total
Commercial	$35,845,840	19.54%	$29,510,898	16.80%
Real estate – construction	13,062,841	7.12%	11,801,790	6.72%
Real estate – residential	86,810,706	47.32%	89,041,024	50.69%
Real estate – commercial	35,802,283	19.52%	31,619,396	18.00%
Consumer loans	13,969,468	7.62%	15,442,549	8.80%
Other loans	177,256	0.10%	83,477	0.05%

	185,668,394	101.22%	177,499,134	101.06%
Deduct:
Allowance for loan losses	(2,180,600)	(1.19%)	(1,795,000)	(1.02%)
Unearned net loan fees	(58,247)	(0.03%)	(62,636)	(0.04%)

Loans, net	$183,429,547	100.00%	$175,641,498	100.00%

Although the subsidiary banks’ loan portfolios are diversified, there is a concentration of mortgage real estate loans, primarily one to four family residential mortgage loans, which represent 47.32% of net loans. Commercial loans, secured primarily by real estate, to finance manufacturing buildings, shopping center locations, commercial buildings and equipment comprise 19.52% of net loans. There is not a concentration of a particular type of credit in this group of commercial loans.

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

An analysis of fixed-rate loan maturities and repricing frequencies of variable-rate loans as of December 31, 2001 follows:

Fixed-rate loans with a maturity of:
Three months or less	$1,316,003
Over three months through twelve months	6,530,657
Over one year through five years	36,007,812
Over five years	41,514,225

Total fixed-rate loans	85,368,697

Variable-rate loans with a repricing frequency of:
Three months or less	99,144,515
Over three months through twelve months	1,096,935
Over one year through five years	—
Over five years	—

Total variable-rate loans	100,241,450

Total loans	$185,610,147

Impaired loans consist of nonaccrual loans which totaled $1,100,511 and $169,129 at December 31, 2001 and 2000, respectively, which had the effect of reducing net income $50,170 in 2001 and $11,323 in 2000. Of the nonaccrual amount in 2001, a total of 1,010,632 was government guaranteed as to principal. Generally, when loans exceed 90 days past due, they are placed in nonaccrual status. At December 31, 2001 and 2000, loans past due 90 days and still accruing interest totaled $28,505 and $42,609, respectively. Book value of foreclosed properties held as other real estate was $85,000 in each of the respective periods. At December 31, 2001 and 2000, the Company did not have any loans for which terms had been modified in troubled debt restructuring.

The Company’s loan policies are written to address each lending category, specifically related to loan-to-value ratios and collateralization methods. This takes into consideration economic and credit risk of lending areas and customers associated with each category.

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 4—ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for the years ended December 31, 2001 and 2000 are listed below:

	2001	2000
Balance, beginning of year	$1,795,000	$1,002,856
Allowance acquired in Anson purchase	—	104,000
Charge offs:
Commercial	131,000	93,473
Real estate	527,000	—
Consumer	182,432	268,921

Total charge-offs	840,432	362,394

Recoveries:
Commercial	20,000	25,991
Real estate	8,000	—
Consumer	19,184	93,433

Total recoveries	47,184	119,424

Net charge-offs	793,248	242,970
Provision charged against income	1,178,848	931,114

Balance, end of year	$2,180,600	$1,795,000

Ratios relative to the allowance for loan losses, nonperforming loans and net charge-offs for the years ended December 31, 2001 and 2000 are reflected below:

	2001	2000
Allowance and loss ratios
Allowance for loan losses to loans at year-end	1.17%	1.01%
Allowance for loan losses to non-performing loans	198.14%	1,061.32%
Net charge-offs to average loans	.45%	.15%

Nonperforming assets to:
Loans and foreclosed properties	.64%	.14%
Total assets	.50%	.11%

The method used for rating the loan portfolio provides for early detection of problem loans, and an adequate loan loss provision is established quarterly for loans considered to be loss, doubtful and substandard. This identification process begins with loans previously identified by examiners and also includes loans from management’s assessment of credit reviews, payment history, loan to value ratio and weakness in credit. Changes in the ratio of the allowance for loans losses to total loans and nonperforming loans reflects this assessment.

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The allocation of the allowance for loan losses applicable to each category of loans at December 31, 2001 and 2000 is presented below:

	2001			2000
	Amount of Allowance	Percent of Allowance to Total Allowance	Percent of Loans to Gross Loans	Amount of Allowance	Percent of Allowance to Total Allowance	Percent ot Loans to Gross Loans
Commercial	$532,378	24.41%	19.30%	$452,078	25.19%	16.63%
Real estate – construction	195,943	8.99%	7.04%	116,285	6.48%	6.65%
Real estate – residential	625,048	28.66%	46.76%	502,232	27.98%	50.16%
Real estate – commercial	511,703	23.47%	19.28%	380,785	21.21%	17.81%
Consumer	298,848	13.70%	7.52%	312,247	17.39%	8.70%
Other loans	—	—	0.10%	—	—	0.05%
Unallocated	16,680	0.77%	—	31,373	1.75%	—

Total	$2,180,600	100.00%	100.00%	$1,795,000	100.00%	100.00%

NOTE 5—PREMISES AND EQUIPMENT

The major classes of premises and equipment and the total accumulated depreciation at December 31, 2001 and 2000 are listed below:

	2001	2000
Land	$1,238,477	$1,070,397
Buildings and improvements	3,429,152	2,770,796
Furniture and equipment	3,169,787	3,114,294

	7,837,416	6,955,487
Less accumulated depreciation	2,882,289	2,788,996

	$4,955,127	$4,166,491

NOTE 6—DEPOSITS

The composition of deposits at December 31, 2001 and 2000 is as follows:

	2001		2000
	Amount	Percentage of total	Amount	Percentage of total
Demand deposits	$25,047,367	15%	$19,160,165	13%
Interest checking and money market	40,584,438	23%	31,082,305	20%
Savings	41,985,122	24%	39,834,591	26%
Time deposits, $100,000 and over	21,099,056	12%	18,806,549	12%
Other time deposits	44,798,997	26%	45,300,440	29%

	$173,514,980	100%	$154,184,050	100%

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The maturities of fixed-rate time deposits at December 31, 2001 are reflected in the table below.

	Time Deposits $100,000 and Over	Other Time Deposits
Remaining Maturities
Three months or less	$8,625,042	$14,065,440
Three through twelve months	9,621,190	23,343,612
Over twelve months	2,852,824	7,389,945

Total	$21,099,056	$44,798,997

NOTE 7—SHORT-TERM BORROWED FUNDS

The following tables set forth certain information regarding the amounts, year-end weighted average rates, average balances, weighted average rate, and maximum month-end balances for short-term borrowed funds, at and during 2001 and 2000.

	2001		2000
	Amount	Rate	Amount	Rate
At year-end
Federal funds purchased	$775,000	1.95%	$2,000,000	6.75%
Securities sold under agreement to repurchase	2,477,070	1.29%	4,333,254	5.46%
Master notes	6,225,000	1.42%	4,958,275	5.34%
Short-term advances from FHLB	700,000	1.83%	15,000,000	6.35%
Other short-term borrowings	—	—	2,500,000	8.50%

	$10,177,070	1.46%	$28,791,529	6.26%

	2001		2000
	Amount	Rate	Amount	Rate
Average for the year
Federal funds purchased	$489,041	4.65%	$1,804,878	6.31%
Securities sold under agreement to repurchase	3,185,300	3.22%	3,967,157	5.24%
Master notes	4,124,718	3.34%	3,079,486	5.06%
Short-term advances from FHLB	5,313,973	5.02%	14,004,918	6.66%
Other short-term borrowings	616,438	6.98%	2,311,475	8.45%

	$13,729,470	4.17%	$25,167,914	6.38%

	2001	2000
Maximum month-end balances
Federal funds purchased	$4,300,000	$5,000,000
Securities sold under agreement to repurchase	3,602,031	4,524,257
Master notes	6,225,000	5,598,490
Short-term advances Bankers Bank	2,500,000	3,000,000
Short-term advances from FHLB	10,500,000	19,000,000

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Federal funds purchased represent unsecured overnight borrowings from other financial institutions. Securities sold under agreement to repurchase represent short-term borrowings collateralized by securities of the United States government or its agencies.

The subsidiary banks, combined, have available lines of credit for federal funds in the amount of $17,000,000.

NOTE 8—LONG-TERM DEBT

The Company has a $71,600,000 line of credit with the FHLB, secured by all the Company’s stock in FHLB and its qualifying first mortgage loans with principal balances at December 31, 2001 of $69,750,691. At December 31, 2001, FHLB advances with original maturities of one year or more under this line amounted to $29,432,902 and were at interest rates ranging from 5.02% to 7.53%. At December 31, 2000, FHLB advances with original maturities of one year or more under this line amounted to $24,779,453 and were at interest rates ranging from 5.07% to 7.53%.

On April 30, 2001, the Company signed a note payable to a bank for $4,000,000 at an interest rate of prime less one percent. The note is payable in ten annual installments of $400,000 beginning March 31, 2002.

As of December 31, 2001, the scheduled maturities of these advances and note payable to the first convertible date or maturity date are as follows:

Maturing Year Ending December 31	2001
2002	$4,621,552
2003	10,525,000
2004	4,525,000
2005	3,624,850
2006	4,700,000
Thereafter	5,436,500

$33,432,902

NOTE 9 - INCOME TAX MATTERS

The components of income tax expense for the years ended December 31 are summarized as follows:

	2001	2000
Current tax expense	$441,835	$573,250
Deferred tax expense (benefit)	228,800	(324,599)

	$670,635	$248,651

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The effective income tax rates for 2001 and 2000 were 28.2% and 17.5%, respectively. The reasons for the differences between the effective rates and income taxes computed at the statutory federal income tax rate of 34% for each of those years are as follows:

	2001	2000
Income taxes at statutory federal rate	$807,736	$483,150
Increases (decreases) resulting from:
Tax exempt interest, net	(273,743)	(316,735)
State income taxes, net of federal benefit	98,300	41,382
Goodwill amortization	27,295	24,993
Other	11,047	15,861

	$670,635	$248,651

Deferred tax assets and liabilities arising from temporary differences at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Deferred tax assets relating to:
Bad debt reserves	$711,230	$581,509
Deferred compensation	90,808	139,467
Other	—	76,432

Total deferred tax asset	802,038	797,408

Deferred tax liabilities relating to:
Net unrealized gain on securities available for sale	(316,828)	(346,194)
Property and Equipment	(244,919)	(234,021)
Deferred loans fees and costs	(122,478)	(125,192)
Basis difference in equity investment	—	(31,200)
Loan Servicing	(240,791)	(12,676)
Other	(28,331)	—

Total deferred tax liability	(953,347)	(749,283)

Net deferred tax asset	$(151,309)	$48,125

The net deferred tax asset or liability is included in other assets or other liabilities, as appropriate, on the accompanying consolidated balance sheets.

NOTE 10—COMMITMENTS AND CONTINGENCIES

Financial Instruments With Off-Balance-Sheet Risk

The subsidiary banks are parties to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, lines of credit and standby letters of credit. These instruments involve elements of credit risk in excess of amounts recognized in the accompanying financial statements.

The subsidiary banks’ risks of loss with the unfunded loans and lines of credit or standby letters of credit are represented by the contractual amount of these instruments. The banks use the same credit policies in making commitments under such instruments as it does for on-balance sheet instruments. The amount of collateral

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

obtained, if any, is based on management’s credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, real estate and time deposits with financial institutions. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Credit card commitments are unsecured. As of December 31, 2001 and 2000, outstanding financial instruments whose contract amounts represent credit risk were as follows:

	2001	2000
Commitments to extend credit	$24,250,389	$23,116,008
Credit card commitments	5,313,650	4,805,964
Standby letters of credit	248,580	671,854

	$29,812,619	$28,593,826

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the financial statements.

Financial Instruments With Concentration Of Credit Risk

The bank subsidiaries make commercial, agricultural, real estate mortgage, home equity and consumer loans primarily in Stanly and Anson counties. A substantial portion of the Company’s customers’ ability to honor their contracts is dependent on the business economy in these counties.

Although the Company’s composite of loans is diversified, there is some concentration of mortgage loans in the total portfolio. The Company’s policies for real estate lending require collateralization with 20% equity or that the loan be underwritten to conform to Fannie-Mae guidelines that would allow securitization and/or sale of the loans. Lending policy for all loans requires that they be supported by sufficient cash flows. Credit losses related to this real estate concentration are consistent with credit losses experienced in the portfolio as a whole.

NOTE 11—RELATED PARTY TRANSACTIONS

In the normal course of business, certain directors and executive officers of the Company, including their immediate families and companies in which they have a 10% or more beneficial interest, were loan customers. Loans to such groups totaled $9,940,095 and $6,994,234 at December 31, 2001 and 2000, respectively.

At December 31, 2001, the Banks had pre-approved but unused credit lines totaling approximately $2,639,572 to executive officers, directors and their affiliates.

NOTE 12—REGULATORY MATTERS

The Company, and its bank subsidiaries, are subject to certain requirements imposed by state and federal banking statutes and regulations. These requirements, among other things, establish minimum levels of capital, restrict the amount of dividends that may be distributed, and require that reserves on deposit liabilities be maintained in the form of vault cash or noninterest-bearing deposits with the Federal Reserve Bank.

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

North Carolina law prohibits Uwharrie Capital Corp from making any distributions to shareholders, including the payment of cash dividends, which would render it insolvent or unable to meet its obligations as they become due in the ordinary course of business. At December 31, 2001, Uwharrie Capital Corp had consolidated shareholders’ equity of $20,556,105.

The Company and its subsidiary banks are subject to federal regulatory risk-based capital guidelines for banks and bank holding companies. Each must meet specific capital guidelines that involve quantitative measure of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices which measure Total and Tier 1 Capital to risk-weighted assets and Tier 1 Capital to average assets. Quantitative measures established by regulation to ensure capital adequacy and the Company’s consolidated capital ratios are set forth in the table below. The Company expects to meet or exceed these minimums without altering current operations or strategy.

		Required to be
Uwharrie Capital Corp	Actual	Adequately Capitalized	Well Capitalized
As of December 31, 2001:
Total Capital (to risk-weighted assets)	12.6%	8.0%	10.0%
Tier 1 Capital (to risk-weighted assets)	11.3%	4.0%	6.0%
Tier 1 Capital (to average assets)	8.2%	4.0%	5.0%
As of December 31, 2000:
Total Capital (to risk-weighted assets)	12.6%	8.0%	10.0%
Tier 1 Capital (to risk-weighted assets)	11.4%	4.0%	6.0%
Tier 1 Capital (to average assets)	7.8%	4.0%	5.0%

As of December 31, 2001, the most recent notification from the FDIC categorized both subsidiary banks as being adequately capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes would have changed the categorizations.

For the reserve maintenance period in effect at December 31, 2001, the subsidiary banks were required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank in the aggregate amount of $1,803,000 as reserves on deposit liabilities.

NOTE 13—STOCK MATTERS

Employee Stock Plans

During 1996, the Company adopted the 1996 Employment Stock Option Plan (“SOP”) and the Employee Stock Purchase Plan (“SPP”), under which options to purchase shares of the Company’s common stock may be granted to officers and eligible employees. Options granted under the SOP are exercisable in established increments according to vesting schedules, and will expire if not exercised within ten years of the date of grant. Options granted under the SPP are fully vested at the date of grant and expire if not exercised within two years of the grant date.

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity under all option plans, reflecting the effects of the 3% stock dividends issued in both 2001 and 2000, are as follows:

	2001		2000
	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
Options outstanding at the beginning of the year	561,183	$4.31	735,618	$4.13
Options granted	92,373	5.34	26,523	5.18
Options exercised	(29,849)	2.91	(118,169)	2.90

Forfeitures	(23,233)	3.16	(82,789)	5.01

Options outstanding at the end of the year	600,474	$4.53	561,183	$4.31

Options exercisable at the end of the year	470,387	$4.34	350,831	$4.44

At December 31, 2001, there were options for 600,474 shares outstanding with a weighted-average remaining term of 7.2 years and an exercise price of between $ 3.27 and $ 5.34 per share. At December 31, 2001, 470,387 optioned shares were exercisable at prices between $ 2.54 and $ 5.34 per share for a total of $2,044,000. When options are exercised, par value of the shares issued is recorded as an addition to common stock, and the remainder of the proceeds is credited to additional paid-in capital. No income or expense has been recognized in connection with the grant or exercise of these options. At December 31, 2001, authorized shares of common stock reserved for future grants of options totaled 343,371 under the SOP and 100,502 under the SPP.

As permitted by SFAS No. 123, the Company has continued to apply APB Opinion No. 25 for measurement of stock-based compensation in the accompanying financial statements. If the Company had used the fair value based method of accounting for stock-based compensation, operating results for 2001 and 2000 would have been affected as set forth below:

	As Reported		Pro Forma
	2001	2000	2001	2000
Net Income	$1,705,059	$1,172,379	$1,592,524	$1,065,227
Net Income Per Share:
Basic	$.30	$.21	$.28	$.19
Assuming Dilution	$.30	$.20	$.28	$.18

In determining the pro forma disclosures above, the fair value of options granted was estimated on the date of grant using the Black-Scholes Option Pricing Model using the following assumptions for 2001 and 2000, respectively; a risk-free interest rate of 4.5% and 5.5%, a dividend yield of 0%, an expected life equal to 70% and 60% of the term of the option, and a volatility ratio of 11% and 13%. The effects of applying SFAS No. 123 in the above pro forma disclosure are not indicative of future amounts.

Stock Repurchase Program

On February 21, 1995, the Company’s Board of Directors authorized and approved a Stock Repurchase Program, to be reaffirmed annually, pursuant to which the Company may repurchase shares of the Company’s common stock for the primary purpose of providing liquidity to its shareholders. Pursuant to stock repurchase authorizations and limitations, the Company purchased 96,014 shares during 2001 and 80,897 shares during 2000 at an aggregate purchase price of $516,339 and $444,934 respectively.

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14 — EMPLOYEE AND DIRECTOR BENEFIT PLANS

Employees’ Savings Plus and Profit Sharing Plan

The Company has established an associate tax deferred savings plan under Section 401(k) of the Internal Revenue Code of 1986. All associates who are scheduled to work 1,000 hours or more are eligible to participate upon completion of one year of employment.

The Company’s annual contribution to the plan was $95,894 in 2001 and $103,597 in 2000, determined as follows:

•	A matching contribution equivalent to 50% of the first 6% of each associate’s compensation contributed to the plan.

•	A discretionary contribution, subject to approval by the Board of Directors, limited to an amount not to exceed the maximum amount deductible for income tax purposes.

Directors’ Deferred Compensation Plan

The Company has established a Directors Deferred Compensation Plan in accordance with the laws of the State of North Carolina. Each Director may elect to defer receipt for services rendered to the Company as a Director during the term of his or her service by entering into a written deferred compensation election. The balance in deferred directors compensation was $235,560 and $158,234 at December 31, 2001 and 2000, respectively.

Employee Stock Ownership Plan

The Company established an Employee Stock Ownership Plan (“ESOP”) to benefit all qualified employees. The ESOP purchased 238,412 dividend adjusted shares of common stock in 1999 with proceeds received from a loan of $1,200,000 from the Company. The loan is to be repaid over eighteen years with interest at 8%. The loan may be prepaid without penalty. The unallocated shares of stock held by the ESOP are pledged as collateral for the loan. The ESOP is funded by contributions made by the Company and its subsidiaries in amounts sufficient to retire the debt. At December 31, 2001, the outstanding balance of the loan is $1,095,973 and is presented as a reduction of stockholders’ equity.

Shares released as the debt is repaid and earnings from the common stock held by the ESOP are allocated among active participants on the basis of compensation in the year of allocation. Benefits vest 100% as they are allocated to participants. Dividends on unallocated shares may be used by the ESOP to repay the loan to the Company and are not reported as dividends in the financial statements. Dividends on allocated or committed to be allocated shares are credited to the accounts of the participants and reported as dividends in the financial statements.

Expenses of $70,726 and $103,807 during the years ended December 31, 2001 and 2000, respectively, have been incurred in connection with the ESOP. At December 31, 2001, 39,736 shares held by the ESOP have been released or committed to be released to the ESOP’s participants for purposes of computing earnings per share. The fair value of the unallocated shares amounted to approximately $1.1 million at December 31, 2001.

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Supplemental Executive Retirement Plan

The Company implemented in 2001 a non-qualifying deferred compensation plan for its chief executive officer. The Company has purchased a life insurance policy in order to provide future funding of benefit payments. Certain of the plan benefits will accrue and vest during the period of employment, and will be paid in fixed monthly benefit payments over ten years commencing with the officer’s retirement at any time after attainment of age fifty-five. Other benefits will accrue based upon the performance of the underlying life insurance policies both during employment and after retirement. Such benefits will continue to accrue and be paid throughout the participant’s life assuming satisfactory performance of the funding life insurance policy. The plan also provides for payment of death benefits, and for payment of disability benefits in the event the officer becomes permanently disabled prior to attainment of retirement age. During 2001, a provision of approximately $51,000 was expensed for future benefits to be provided under this plan.

NOTE 15—ACQUISITION OF ANSON BANK & TRUST CO.

Acquisition of Anson Bank & Trust Co.

In 1999 the Company announced the signing of an agreement to acquire Anson BanCorp, Inc. and its wholly-owned subsidiary, Anson Savings Bank. Anson Savings Bank is a state chartered savings bank that operates a full service banking location in Wadesboro, North Carolina. The acquisition closed on January 19, 2000, with the acquisition cost of approximately $10.2 million paid principally in cash. The savings bank retained its North Carolina savings bank charter and became a wholly-owned subsidiary of Uwharrie Capital Corp as Anson Bank & Trust Co. This business combination is being accounted for using the purchase method. Accordingly, Anson’s results of operations since the acquisition date are included in the accompanying consolidated statements of operations.

A summary of assets acquired and liabilities assumed is as follows:

Assets acquired:
Cash and due from banks	$201,341
Interest-bearing deposits with bank	6,122,595
Federal funds sold	550,000
Investment securities available for sale	4,897,640
Loans, net	11,651,378
Premises and equipment	642,157
Interest receivable	61,392
Goodwill	1,136,586
Other assets	326,598

Total assets acquired	25,589,687

Liabilities assumed:
Deposits	14,178,644
Other liabilities	1,218,398

15,397,042

Net acquisition cost paid principally in cash	$10,192,645

The goodwill recorded in connection with this transaction has been amortized in 2001 and 2000 based upon a fifteen year life using the straight-line method. Amortization expense of $76,800 and $72,350 was recorded during the years ended December 31, 2001 and 2000, respectively. Effective with the adoption of SFAS No. 142 on January 1, 2002, the Company will cease to amortize this goodwill, and will begin, at least annually, to evaluate it for impairment as provided for in SFAS No. 144. See Note 17.

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16—FAIR VALUES OF FINANCIAL INSTRUMENTS AND INTEREST RATE RISK

At December 31, 2001, Stanly and Anson had outstanding standby letters of credit and commitments to extend credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed, and, therefore, they were deemed to have no current fair market value. See Note 10.

It should be noted that the estimated fair values disclosed in the following table do not represent market values of all assets and liabilities of the Company and should not be interpreted to represent the underlying value of the Company. The following table reflects a comparison of carrying amounts and the estimated fair value of the financial instruments as of December 31.

	2001		2000
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)
Financial Assets
Cash and due from banks, interest-bearing deposits with banks, and federal funds sold	$10,695	$10,695	$6,293	$6,293
Securities available for sale	32,249	32,249	36,262	36,262
Variable rate loans	98,225	98,225	86,416	86,416
Other loans	87,395	88,024	91,020	90,362

Total loans	185,610	186,249	177,436	176,778

Accrued interest receivable	1,247	1,247	1,392	1,392

Financial Liabilities
Deposits
Non-interest bearing	$25,047	$25,047	$19,160	$19,160
Variable rate, payable on demand	82,570	82,570	70,917	70,917
Fixed-rate time certificates of deposit	65,898	66,979	64,107	64,246

Total deposits	173,515	174,596	154,184	154,323

Short-term borrowing	10,177	10,177	28,792	28,792
Long-term debt	33,433	34,252	24,779	24,690
Accrued interest payable	333	333	417	417

Interest Rate Risk

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, fair values of the Company’s financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are more likely to prepay in a falling rate environment and less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company’s overall interest rate risk.

UWHARRIE CAPITAL CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 17 — RECENT ACCOUNTING PRONOUNCEMENTS

On January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. The Company has no derivative financial instruments and does not engage in any hedging activities; accordingly, the adoption of this statement did not affect the Company’s financial statements.

In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 140 is a replacement of SFAS No. 125, although SFAS No. 140 carried forward most of the provisions of SFAS No. 125 without change. SFAS No. 140 is effective for transfers occurring after March 31, 2001 and for disclosures relating to securitizations, retained interests, and collateral received and pledged in reverse repurchase agreements for fiscal years ending after December 15, 2000. The new statement eliminates the prior requirement to record collateral received under certain securities financing transactions and requires reclassification in the balance sheet of assets pledged under certain conditions. The adoption of SFAS No. 140 on January 1, 2001 did not have a significant impact on the Company’s financial statements.

In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 is effective for the Company beginning on January 1, 2002 and will require that all goodwill and intangible assets with indefinite useful lives (including such assets acquired prior to January 1, 2002) no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Effective with the adoption of SFAS No. 142 on January 1, 2002, the Company will cease to amortize goodwill acquired in connection with its merger of Anson Bank & Trust Co in 2000.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that obligations associated with the retirement of tangible long-lived assets be recorded as a liability when those obligations are incurred, with the amount of liability initially measured at fair value. SFAS No. 143 will be effective for financial statements for fiscal years beginning after June 15, 2002, though early adoption is encouraged. The application of this statement is not expected to have a material impact on the Company’s financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This standard provides guidance for differentiating between long-lived assets to be held and used, long-lived assets to be disposed of other than by sale and long-lived assets to be disposed of by sale. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 144 also amends APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. This statement is effective for fiscal years beginning after December 15, 2001. Adoption of SFAS No. 144 on January 1, 2002 is not expected to have a significant effect on the Company’s financial statements.

For Company Use (Do Not Fill In)	Paid with Subscription $

No. of Shares Requested	Refund (if any) $

No. of Shares Accepted	Balance Due $

SUBSCRIPTION OFFER
Uwharrie Capital Corp
Albemarle, North Carolina

The undersigned, having received and reviewed the Prospectus dated             , 2002 of Uwharrie Capital Corp (the “Company”), a bank holding company organized under the laws of the State of North Carolina, and in sole reliance on the information contained therein, hereby subscribes for                                               shares of the common stock (par value $1.25 per share) of the Company at a price of $5.50 per share. The minimum subscription is 100 shares.

The subscription is paid herewith, in United States dollars either by check, draft or money order drawn to the order of “Alamance National Bank/Uwharrie Capital Corp-Escrow Account.”

Mail subscriptions and payment to:

Cabarrus Bank & Trust Company (Proposed)
Attention: Stock Information Center
Post Office Box 1970
Concord, North Carolina 28026-1970

In connection with this subscription, the undersigned acknowledges and agrees that:

1.    The Company reserves the right to accept this Subscription Offer for a lesser number of shares than the number noted above, or to reject it altogether, for any reason or no reason, whether or not the subscriptions of other subscribers are treated differently. Subscriptions may be accepted at any time. The Company also reserves the right to cancel accepted Subscription Offers for any reason or no reason until the date the shares purchased through this Offering are issued. Acceptances must be in writing and are legally effective and binding when mailed to the address shown on this Subscription Offer, or in the case of a subscriber whose address has changed and who has provided the new address to the Company in writing, to the new address. If the subscription is accepted in part, the undersigned agrees to purchase the accepted number of shares subject to the terms of this Subscription Offer. A refund, with interest, will be made of all amounts received for subscriptions not accepted. This subscription is nonassignable and nontransferable, except with the written consent of the Company.

2.    All funds paid under this Subscription Offer will be held in Escrow Account as provided in the Prospectus with Alamance National Bank, Graham, North Carolina (“Alamance”) and will be forwarded directly to Alamance by 12:00 noon of the next business day after receipt. If the offering is terminated before the Company has received subscriptions for at least 500,000 shares of its common stock, a refund of the funds paid under this Subscription Offer, with interest, will be promptly returned to subscribers. (See “PLAN OF DISTRIBUTION/SPONSERSHIP” in the Prospectus.)

3.    All terms of the Prospectus of the Company dated             , 2002 are incorporated herein by reference. The undersigned acknowledges he/she has received a copy of the Prospectus.

4.    SUBSTITUTE FORM W-9: Under penalties of perjury, I certify that (1) the Social Security Number or Taxpayer Identification Number given below is correct; and (2) I am not subject to backup withholding. (INSTRUCTION: YOU MUST CROSS OUT ITEM (2) DIRECTLY ABOVE IF YOU HAVE BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDER-REPORTING INTEREST OR DIVIDENDS ON YOUR TAX RETURN.)

5. By	his/her initials below, the subscriber acknowledges and agrees that:

(1) THESE SECURITIES ARE NOT DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (“FDIC”) OR ANY OTHER AGENCY OR PERSON AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL; (2) THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE FDIC, THE NORTH CAROLINA BANKING COMMISSION, OR ANY OTHER REGULATORY BODY, NOR HAS ANY REGULATORY BODY PASSED ON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS, AND THAT ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL; AND (3) SUBSCRIBER HAS RECEIVED A COPY OF THE PROSPECTUS BEFORE SIGNING THIS SUBSCRIPTION OFFER.

If this Subscription Offer is being processed through a registered broker-dealer that by execution hereof such broker-dealer is authorized to transfer sufficient funds as indicated above from my account with such broker-dealer to Alamance as Escrow Agent.

Instruction: Each	subscriber must place initials on the line below to indicate that he/she has read the above paragraphs.

(Subscriber’s Initials)	(Subscriber’s Initials)

Subscriber has signed this Subscription Offer on the date indicated beside his/her signature below, and hereby requests that certificates evidencing shares of Common Stock purchased pursuant to this Subscription Offer be registered in the name and form of ownership described below.

(SEAL)
(Signature)		(Date)

(Social Security Number)
(SEAL)
(Additional Signature, if required)		(Date)

(Social Security Number)

Complete all blanks on this Subscription Offer Form and make check or money order in the amount of $5.50 for each share subscribed payable to “Alamance National Bank/Uwharrie Capital Corp-Escrow Account” and mail subscription and check to:

Cabarrus Bank & Trust Company (Proposed)
Attention: Stock Information Center
Post Office Box 1970
Concord, North Carolina 28026-1970

Any questions concerning subscriptions or the Offering may be directed to the above address or to  (704) 262-3855.

STOCK REGISTRATION INFORMATION
(PLEASE PRINT)

Name(s) in which stock is to be registered

Address (Street or Post Office Box)

City, State, and Zip Code

(        )                                                     (        )

Daytime Phone                                      Evening Phone                                Taxpayer ID (Social Security Number)

Current Uwharrie Capital Corp shareholder?                Yes  ☐                No  ☐

If yes, Account Number:

Legal form of ownership:

(    ) Individual                                                             (    ) Joint Tenants with Right of Survivorship
(    ) Tenants in Common                                             (    ) Uniform Transfers to Minors
(    ) Other

STOCK REGISTRATION INFORMATION
(PLEASE PRINT)

Name(s) in which stock is to be registered

Address (Street or Post Office Box)

City, State, and Zip Code

(        )                                                     (        )

Daytime Phone                                      Evening Phone                                Taxpayer ID (Social Security Number)

Current Uwharrie Capital Corp shareholder?                Yes  ☐                No  ☐

If yes, Account Number:

Legal form of ownership:

(    ) Individual                                                             (    ) Joint Tenants with Right of Survivorship
(    ) Tenants in Common                                             (    ) Uniform Transfers to Minors
(    ) Other

REGULATORY SUITABILITY INFORMATION

**This information will be treated as highly confidential**

General Information: Name: Address: Date of Birth: Telephone Number: Home: Work: ID Verification & Number:	If Joint Subscriber: Name: Address: Date of Birth: Telephone Number: Home: Work: ID Verification & Number:

Income: Total investor income: (1) (1) A = $0 - $10M B = $10M - $25M C = $25M - $50M D = $50M - $75M E = $75M - $100M F = $100M - $250M G = $250M +
Net Worth:

Net Worth With Residence
Liquid Assets:
(cash, equity, securities, bonds, etc.)

A = $0 - $25M
B = $25M - $50M
C = $50M - $75M
D = $75M - $100M
E = $100M - $250M
F = $250M - $500M
G = $500M +

Risk Tolerance: Risk Tolerance: 1 = Stable 2 = Conservative 3 = Moderate 4 = Aggressive 5 = Speculative	Time Horizon: Time Horizon: 1 = 0-2 years 2 = 2-5 years 3 = 5-10 years 4 = 10+ years

Previous Investment Experience: How many years? None Stocks Bonds UIT Mutual Funds Municipals Government Securities Annuities Options Commodities

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU WRITTEN INFORMATION OTHER THAN THIS PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THOSE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER AFTER THE DATE OF THIS PROSPECTUS SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THE AFFAIRS OF THE COMPANY HAVE NOT CHANGED SINCE THE DATE HEREOF.

Up To
1,275,000 Shares

PROSPECTUS

                                , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Sections 55-8-50 through 55-8-58 of the North Carolina General Statutes permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee (i) conducted himself in good faith, (ii) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (b) that in all other cases his conduct at least was not opposed to the corporation’s best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the Board of Directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina General Statutes permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney’s fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. The Bylaws of Uwharrie Capital Corp provide for indemnification to the fullest extent permitted under North Carolina law for persons who serve as directors or officers of Uwharrie Capital Corp, or at the request of Uwharrie Capital Corp serve as an officer, director, agent, partner, trustee, administrator or employee for any other foreign or domestic entity, except to the extent such activities were at the time taken known or believed by the potential indemnities to be clearly in conflict with the best interests of Uwharrie Capital Corp. Accordingly, Uwharrie Capital Corp may indemnify its directors, officers or employees in accordance with either the statutory or non-statutory standards.

Sections 55-8-52 and 55-8-56 of the North Carolina General Statutes require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56.

Finally, Section 55-8-57 of the North Carolina General Statutes provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the NCBCA to indemnify such party. Uwharrie Capital Corp has purchased a standard directors’ and officers liability policy which will, subject to certain limitations, indemnify Uwharrie Capital Corp and its officers and directors for damages they become legally obligated to pay as a result of any negligent act, error, or omission committed by directors or officers while acting in their capacity as such. Uwharrie Capital Corp may also purchase such a policy.

As permitted by North Carolina law, Article 5 of Uwharrie Capital Corp’s Articles of Incorporation limits the personal liability of directors for monetary damages for breaches of duty as a director arising out of any legal action whether by or in the right of Uwharrie Capital Corp or otherwise, provided that such limitation will not apply to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of Uwharrie Capital Corp, (ii) any liability under Section 55-8-33 of the General Statutes of North Carolina, or (iii) any transaction from which the director derived an improper personal benefit (which does not include a director’s reasonable compensation or other reasonable incidental benefit for or on account of his service as a director, officer, employee, independent contractor, attorney, or consultant of Uwharrie Capital Corp).

ITEM 25.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Registration Fee	$ 646
Underwriting Commission **	215,000
NASD Fee *	1,202
Printing and Engraving Expenses *	60,000
Marketing Expenses *	125,000
Legal Fees and Expenses *	60,000
Accounting Fees and Expenses *	35,000
Blue Sky Fees and Expenses *	2,000
Miscellaneous *	5,000

Total	$503,848

* Estimated
** assuming	sales commission on $4 million

ITEM 26.    RECENT SALES OF UNREGISTERED SECURITIES.

Uwharrie Capital Corp has not sold any unregistered securities.

ITEM 27.    INDEX TO EXHIBITS.

The following exhibits are filed with this Registration Statement:

Exhibit Number	Description

1.1	Sales Agency Agreement (Previously Filed)

1.2	Selected Dealer Agreement (Previously Filed)

1.3	Escrow Agreement

3.1	Articles of Incorporation of Uwharrie Capital Corp *

3.2	Bylaws of Uwharrie Capital Corp *

4.1	Specimen Common Stock Certificate *

5.1	Opinion of Gaeta & Glesener, P.A. regarding the legality of the securities being registered (Previously Filed)

10.1	Incentive Stock Option Plan *

10.2	Employee Stock Ownership Plan and Trust**

21.1	Subsidiaries of Uwharrie Capital Corp ***

23.1	Consent of Dixon Odom PLLC

23.2	Consent of Gaeta & Glesener, P.A. (contained in Exhibit 5 hereto)

24.1	Power of Attorney (Previously Filed)

*	Incorporated by reference to the Registration Statement of Uwharrie Capital Corp on Form S-4, Registration No. 33-58882 as filed with the Securities and Exchange Commission.

**	Incorporated by reference to the Annual Report of Uwharrie Capital Corp on Form 10-KSB for the year ended December 31, 1999 as filed with the Securities and Exchange Commission.

***	Incorporated by reference to the Annual Report of Uwharrie Capital Corp on Form 10-KSB for the year ended December 31, 2001 as filed with the Securities and Exchange Commission.

Item 28.    UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albemarle, State of North Carolina, on August 2, 2002.

UWHARRIE CAPITAL CORP

By:	/s/ ROGER L. DICK
Roger L. Dick Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on August 2, 2002 by the following persons in the capacities indicated.

Signature	Capacity

/s/ ROGER L. DICK Roger L. Dick	Chief Executive Officer

/S/ RONALD B. DAVIS Ronald B. Davis	President

/S/ BARBARA S. WILLIAMS Barbara S. Williams	Senior Vice President

/S/ CHARLES E. ALLEN* Charles E. Allen	Director

/S/ CYNTHIA H. BEANE* Cynthia H. Beane	Director

/S/ JOE S. BROOKS* Joe S. Brooks	Director

/S/ RONALD T. BURLESON Ronald T. Burleson	Director

Bill C. Burnside, D.D.S	Director

Gail C. Burris	Director

/S/ DAVID M. JONES, D.V.M* David M. Jones, D.V.M	Director

/S/ KYLE H. JOSEY* Kyle H. Josey	Director

Signature	Capacity

/S/ B. FRANKLIN LEE* B. Franklin Lee	Director

/S/ JAMES F. LINK D.V.M.* James F. Link, D.V.M.	Director

/S/ JOYCE H. LITTLE* Joyce H. Little	Director

/S/ BUREN MULLIS* Buren Mullis	Director

/S/ JOHN P. MURRAY, M.D.* John P. Murray, M.D.	Director

/S/ KENT E. NEWPORT* Kent E. Newport	Director

/S/ GEORGE T. REAVES* George T. Reaves	Director

/S/ A. JAMES RUSSELL* A. James Russell	Director

/S/ DON M. RUSSELL* Don M. Russell	Director

/S/ HUGH E. WALLACE* Hugh E. Wallace	Director

*/S/ ROGER L. DICK Roger L. Dick Attorney-in-Fact